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--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 10

                               ----------------

                  GENERAL FORM FOR REGISTRATION OF SECURITIES

                     PURSUANT TO SECTION 12(B) OR 12(G) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                            PROVIDIAN BANCORP, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                                 94-2933952
   (STATE OR OTHER JURISDICTION OF        (I.R.S. EMPLOYER IDENTIFICATION NO.)
   INCORPORATION OR ORGANIZATION)

         201 MISSION STREET                               94105
      SAN FRANCISCO, CALIFORNIA                        (ZIP CODE)
   (ADDRESS OF PRINCIPAL EXECUTIVE
              OFFICES)

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (415) 543-0404

                               ----------------

       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

  COMMON STOCK, PAR VALUE $.01 PER               NEW YORK STOCK EXCHANGE
                SHARE
  PREFERRED SHARE PURCHASE RIGHTS                NEW YORK STOCK EXCHANGE

                               ----------------

       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                                      NONE

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--------------------------------------------------------------------------------

[LOGO] PROVIDIAN

                             INFORMATION STATEMENT

                          RELATING TO THE SPIN-OFF OF

                            PROVIDIAN BANCORP, INC.

                      THROUGH A COMMON STOCK DISTRIBUTION

  We are sending you this information statement to describe the proposed spin-off of Providian Bancorp, Inc. from its parent company, Providian Corporation. In the spin-off, you will receive one Providian Bancorp share for each Providian share that you hold on June 1, 1997. This document also describes the business and financial condition of Providian Bancorp. You should read the entire document carefully, and should pay particular attention to the section called "Risk Factors," which begins on page 8.

  The spin-off will separate Providian Bancorp's consumer lending operations from Providian's insurance operations, so that Providian can merge its insurance operations with the United States insurance operations of AEGON N.V. We have sent you a separate proxy statement-prospectus describing the merger transaction together with this information statement.

  The spin-off of Providian Bancorp will occur only if the Providian stockholders approve the merger and the other conditions described in this document are met or waived by the parties. The other conditions include obtaining regulatory approvals, antitrust clearance, and a ruling from the Internal Revenue Service stating that the spin-off and the merger will be tax-free for federal income tax purposes.

  You will receive your Providian Bancorp shares automatically, without taking any further action. Separately, AEGON will send you instructions for exchanging your shares of Providian common stock for AEGON common shares as part of the merger. You should wait for those instructions before sending in your shares of Providian common stock.

  We have applied to list the Providian Bancorp common stock on the New York Stock Exchange under the symbol "PVN." Providian Bancorp plans to change its name to Providian Financial Corporation shortly before the spin-off.

                               ----------------

  NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORS HAVE APPROVED THE PROVIDIAN BANCORP COMMON STOCK TO BE ISSUED OR DETERMINED IF THIS DOCUMENT IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

 We first mailed this information statement to Providian stockholders on April
                                   21, 1997.

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Summary...................................................................    1
Risk Factors..............................................................    8
Introduction..............................................................   15
The Distribution..........................................................   16
Dividend Policy...........................................................   22
Capital Securities........................................................   23
Capitalization............................................................   24
Selected Financial Data...................................................   25
Pro Forma Condensed Financial Statements..................................   28
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   32
Business..................................................................   46
Regulatory Matters........................................................   60
Management................................................................   66
Arrangements Between Providian and Providian Bancorp......................   79
Description of Providian Bancorp Capital Stock............................   85
Certain Antitakeover Effects..............................................   86
Liability of Directors and Officers; Indemnification......................   90
Where You Can Find More Information.......................................   91
Index of Defined Terms....................................................   92

                                    SUMMARY

  This summary highlights selected information from this document and may not contain all of the information that is important to you. To understand the spin-off and the merger better and for a more complete description of the legal terms of these transactions, you should read this entire information statement carefully. You should also read carefully the proxy statement-prospectus relating to the merger, as well as the additional documents we refer to under the heading "Where You Can Find More Information" (Page 91).

                           KEY QUESTIONS AND ANSWERS

Q: WHY IS PROVIDIAN SPINNING OFF THE SHARES OF PROVIDIAN BANCORP?

A:Providian does not want to sell, and AEGON does not want to buy, the Providian Bancorp business. The spin-off is necessary to separate the Providian Bancorp business so that AEGON can then acquire Providian's insurance businesses.

Q:WHEN WILL THE SPIN-OFF OCCUR?

A:We are working to complete the spin-off during June 1997. However, it is possible that delays in obtaining regulatory approvals or a ruling from the Internal Revenue Service could require the spin-off to be postponed until a later time.

Q:WHAT WILL I RECEIVE IN THE SPIN-OFF?

A:You will receive one share of Providian Bancorp common stock for each share of Providian stock you own on June 1, 1997. You will also receive a stock purchase right with each Providian Bancorp share similar to the rights you now have with respect to your Providian shares. These stock purchase rights will only become exercisable if triggered by an attempt to take over Providian Bancorp. A description of the rights plan begins on page 88.

Q: DO I HAVE TO PAY TAXES ON THE PROVIDIAN BANCORP SHARES I RECEIVE IN THE
   SPIN-OFF?

A:No, based on the ruling that we expect to obtain from the Internal Revenue Service to the effect that the merger and the spin-off will be tax-free for United States federal income tax purposes. However, you will pay tax on any cash payments you receive in place of a fractional AEGON share.

We explain the material tax consequences of the spin-off and the merger starting on page 18.

Q: WILL PROVIDIAN BANCORP PAY DIVIDENDS ON THE PROVIDIAN BANCORP SHARES?

A:Providian Bancorp expects to pay quarterly dividends on the Providian Bancorp shares after the spin-off. Of course, the declaration and amounts of future dividends will be up to the Providian Bancorp board of directors. We expect that the declaration and amounts of dividends will depend on Providian Bancorp's earnings after the spin-off and on any other factors that the Providian Bancorp board believes are relevant.

Q: WHERE WILL I BE ABLE TO TRADE THE PROVIDIAN BANCORP SHARES?

A:We have applied to list the shares of Providian Bancorp common stock on the New York Stock Exchange, under the symbol "PVN."

Q: WILL I BE ABLE TO SELL PROVIDIAN BANCORP SHARES BEFORE THE SPIN-OFF?

A:There may be a temporary, "when-issued" market for Providian Bancorp shares shortly before the spin-off. If there is, you would be able to sell your right to receive the Providian Bancorp shares separately from your Providian shares. You would then have to deliver the Providian Bancorp shares to the buyer promptly after the spin-off.

  Also, if you sell your Providian shares after May 27, 1997 but before the spin-off, you will generally have to include a "due bill" saying that you will also deliver to the buyer the Providian Bancorp shares that you receive in the spin-off on account of the Providian shares you have sold.

  However, there may be a "when-distributed" market for Providian shares during this period, which would mean that you could sell your Providian shares but keep your right to receive the Providian Bancorp shares.

  You should consult your own broker or financial advisor before you attempt to make any of these trades to make sure that both you and they understand which type of trade you want to make.

                       PROVIDIAN BANCORP AND THE SPIN-OFF

THE SPIN-OFF (see page 16)

  Providian stockholders will receive one share of Providian Bancorp common stock for each share of Providian common stock held of record on June 1, 1997, the record date for the spin-off. As of April 10, 1997, there were 94,599,880 shares of Providian common stock outstanding.

  We will credit your account for shares of Providian Bancorp common stock automatically after the spin-off, and you do not need to take any further action to receive these shares. Assuming we satisfy the conditions to the merger between AEGON and Providian's insurance operations, and the conditions to the spin-off, we currently expect the spin-off to occur during June 1997.

  If you have questions about the mailing or receipt of your account statement for Providian Bancorp shares, please contact First Chicago Trust Company of New York, the distribution agent, at:

   Shareholder Relations Department
   Post Office Box 2500
   Jersey City, New Jersey 07303-2500
   Telephone: (800) 317-4445

  First Chicago Trust Company of New York will also be the transfer agent and registrar for the Providian Bancorp shares after the spin-off.

THE PROVIDIAN BANCORP BUSINESS (see page 46)

  Providian Bancorp is a consumer lending company. We offer a variety of loans to consumers whose need for credit and ability to pay may qualify them for a line of credit of as little as $300 or as much as $150,000. Some of our loans are secured by the customer's home or a savings account; some are unsecured. Depending on the type of loan, our customers can borrow money by using a credit card, writing a check, transferring funds electronically, making an ATM withdrawal, or cashing a check we send to them.

  We also offer deposit products, such as certificates of deposit and money market deposit accounts. Our customers are located throughout the United States, and we communicate with them by mail and telephone rather than at branch offices.

  Providian Bancorp's most important loan products are Gold Visa and MasterCard credit cards, lines of credit under which consumers can borrow money by writing checks, home equity loans, and secured credit cards. We earn a profit on the loans we make based on the difference between the interest rates we charge and the cost to us of the funds we use for the loans. This is called "spread-based" income. We also offer a number of products and services for fees. In this way, we try to vary our sources of earnings growth. We believe that the consumer lending business will continue to provide opportunities for growth in the future.

  Providian Bancorp is customer-focused, which means that we try to understand our customers and design products and services that meet their needs. And we are return-driven, which means that we try to attract customers whose needs we can serve profitably, then manage the relationship so that it continues to be profitable. We do this by constantly gathering information about our customers' behavior and our own financial results. We use an engineering approach to analyze the information and incorporate the results into the design of new products and services that we think will appeal to customers while increasing our revenues and decreasing our risks.

  As of December 31, 1996, Providian Bancorp had more than 3.8 million customers, with outstanding loans that we manage of approximately $9.3 billion. We are the 13th largest issuer of Visa and MasterCard credit cards in the United States, as reported in the January 1997 Nilson Report.

BUSINESS STRATEGY (see page 48)

  Our marketing strategy is to attract customers initially with a general loan offer that has a broad appeal. When a potential customer responds, we can then tailor the terms of the loan to meet the individual customer's needs. Our goal is to meet all of our customers' borrowing needs and to become their primary lender. We try to do this by dealing with each customer individually and by encouraging them to use our flexible and convenient service to consolidate their debt and simplify their finances.

  Once we have secured a customer relationship, we try to manage the relationship to improve and develop it. We continuously review our customer accounts, and we may decide to adjust their terms. For profitable customers who continue to have good credit, we try to improve our primary lender position. For those whose credit profile has worsened, we try to reduce the risk of non-payment. The goal is to provide value to our customers while balancing our own risks and rewards to achieve targeted profits.

  Our operating strategy is to manage all important lending activities internally, rather than through third parties. These include credit risk management, database management, analytical models, product testing, advertising and telemarketing. We believe that managers who have hands-on experience with customers and lending problems are better able to gather information, learn from it, and respond rapidly with improved products and practices. We also believe that our operating strategy has enabled Providian Bancorp to develop the skills that are necessary to carry out its primary lender marketing strategy successfully.

ARRANGEMENTS BETWEEN PROVIDIAN AND PROVIDIAN BANCORP (see page 80)

  In connection with the spin-off, Providian and Providian Bancorp have entered into or will enter into a number of agreements. Among other things, these agreements:

  --provide for the spin-off;

  --allocate liabilities (including general liabilities, as well as tax and employee liabilities) between the two companies;

  --provide that Providian Bancorp will not compete against Providian in certain life insurance and investment businesses for a period of up to two years;

  --provide for administrative services from Providian to Providian Bancorp for a short period of time after the spin-off; and

  --transfer the "Providian" name and logo to Providian Bancorp, with limited rights for Providian and its subsidiaries to continue to use the name for a short period of time after the spin-off.

  In addition, a number of business arrangements between Providian and Providian Bancorp will remain in place after the spin-off.

RISK FACTORS (see page 8)

  You should carefully review the risks relating to Providian Bancorp and the spin-off that are discussed in this information statement under the heading "Risk Factors."

                       SUMMARY HISTORICAL FINANCIAL DATA

INFORMATION IN THE TABLE

  In the table below, we provide you with summary historical financial data of Providian Bancorp. We have prepared this information using the consolidated financial statements of Providian Bancorp for the five years ended December 31, 1996. These financial statements have been audited by Ernst & Young LLP, independent auditors. During this time, Providian Bancorp has been a wholly owned subsidiary of Providian. The historical financial information may not reflect Providian Bancorp's future performance or the financial position and results of operations of Providian Bancorp if it had been a separate, stand-alone company during this time.

OTHER FINANCIAL INFORMATION

  When you read this summary historical financial data, it is important that you read along with it the historical financial statements and related notes that we include at the end of this information statement, as well as the section of this information statement titled "Management's Discussion and Analysis of Financial Condition and Results of Operations." You should also read the unaudited pro forma condensed financial information and related notes that we have included in this information statement under "Pro Forma Condensed Financial Statements." The pro forma information attempts to illustrate the financial results that might have occurred if the spin-off, and a recent financing transaction that we describe under the heading "Capital Securities," had occurred on January 1, 1996.

EFFECT OF SALES OF SECURITIES BACKED BY RECEIVABLES

  Please be aware that Providian Bancorp periodically sells securities backed by some of its credit card, revolving line and home equity loan receivables in order to provide funds for operations, improve liquidity and effectively manage capital. When this happens, we remove the loan receivables underlying these securities from the statement of financial condition, and rather than receiving interest income on these loan receivables, we receive loan servicing fees. In addition, we reflect credit losses on these receivables as a reduction in loan servicing fees rather than in the reserve for possible credit losses. As a result, Providian Bancorp's provision for possible credit losses is smaller than would be the case had we not sold securities backed by these receivables. The managed loan portfolio data shown below includes the loans underlying these securities and loans that are held to back similar securities that we may sell in the future, as well as Providian Bancorp's on-balance-sheet loan portfolios.

                             SUMMARY FINANCIAL DATA

                                        YEAR ENDED DECEMBER 31,
                         ----------------------------------------------------------
                            1996        1995        1994        1993        1992
                         ----------  ----------  ----------  ----------  ----------
                                         (DOLLARS IN THOUSANDS)
INCOME STATEMENT DATA:
  Interest income....... $  595,993  $  479,554  $  343,710  $  332,849  $  338,058
  Interest expense......    190,367     158,404     101,659     106,943     140,162
                         ----------  ----------  ----------  ----------  ----------
    Net interest income.    405,626     321,150     242,051     225,906     197,896
  Provision for possible
   credit losses........    126,579      79,917      50,313      64,056     104,949
  Other income..........    412,008     335,764     269,289     228,227     182,800
  Other expense.........    433,804     362,134     285,824     253,434     169,029
                         ----------  ----------  ----------  ----------  ----------
    Income before income
     taxes..............    257,251     214,863     175,203     136,643     106,718
  Income tax expense....     97,485      79,411      65,084      51,205      37,844
                         ----------  ----------  ----------  ----------  ----------
    Net income.......... $  159,766  $  135,452  $  110,119  $   85,438  $   68,874
                         ==========  ==========  ==========  ==========  ==========
STATEMENT OF FINANCIAL
 CONDITION DATA:
  Consumer loans held
   for securitization or
   sale................. $  739,706  $  123,330         --          --          --
  Consumer loans(1).....  2,939,436   3,058,486  $2,339,303  $1,933,155  $1,747,191
  Other loans...........     10,492      12,798      13,598      14,742      21,617
  Allowance for possible
   credit losses........   (114,540)    (93,429)    (76,218)    (75,061)    (82,975)
  Total assets..........  4,326,744   3,611,066   2,662,777   2,253,764   2,125,598
  Deposits..............  3,390,112   2,157,765   1,680,450   1,553,385   1,385,115
  Borrowings............    258,500     942,680     532,800     282,626     358,733
  Equity(6).............    483,144     349,255     326,100     270,568     221,718
MANAGED LOAN DATA:
  Consumer Loans........ $9,289,142  $6,667,659  $4,707,945  $3,937,563  $3,522,380
  Other loans...........     10,492      12,798      13,598      14,742      21,617
                         ----------  ----------  ----------  ----------  ----------
    Total managed loans.  9,299,634   6,680,457   4,721,543   3,952,305   3,543,997
                         ----------  ----------  ----------  ----------  ----------
  Securitized consumer
   loans................  5,610,000   3,485,843   2,368,642   2,004,408   1,775,189
                         ----------  ----------  ----------  ----------  ----------
    Total on balance
     sheet loans........ $3,689,634  $3,194,614  $2,352,901  $1,947,897  $1,768,808
                         ==========  ==========  ==========  ==========  ==========
CONSUMER LOAN STATIS-
 TICS:
  Total volume(2)....... $9,683,575  $6,602,300  $4,430,572  $3,340,970  $2,566,600
  Total accounts (000s)
   at period end........      3,849       2,815       2,239       2,060       1,583
  Managed net interest
   income(3)............      10.78%      11.80%      12.79%      13.31%      12.83%
  Managed delinquency
   ratio(4).............       4.37%       3.32%       3.03%       2.85%       2.47%
  Managed loan credit
   loss ratio(5)........       4.82%       3.96%       4.21%       4.71%       5.19%

--------
(1) Includes all consumer credit products, including unsecured and secured credit cards, unsecured revolving lines of credit and secured home equity revolving lines of credit.
(2) Includes all transactions, including balance transfers, credit card sales and cash advances; excludes finance charge and fee income accrual.
(3) Reflects total interest accrued on managed consumer loans, less Providian Bancorp's actual cost of funds, costs associated with securitizations including investor interest, amortization of fees and accretion of discounts, as a percentage of average managed consumer loans.
(4) Reflects delinquencies, i.e., consumer loans which are 31 days or more past due, at period end, as a percentage of managed consumer loans at period end.
(5) Represents principal amounts charged off, less recoveries, as a percentage of average managed consumer loans during the period; fraud losses are not included.
(6) On February 4, 1997, the Company issued $160,000,000 in liquidation amount of Capital Securities which affect the capitalization of the Company. See "Pro Forma Condensed Financial Statements."

                SUMMARY PRO FORMA CONDENSED FINANCIAL STATEMENTS

INFORMATION IN THE TABLES

  In the tables below, we present a condensed statement of income for Providian Bancorp for the year ended December 31, 1996, as if both the spin-off and a recent financing transaction, which is described under the heading "Capital Securities," had occurred on January 1, 1996. We also present a condensed statement of financial condition for Providian Bancorp as of December 31, 1996, as if these transactions were completed on that date. Please see "Pro Forma Condensed Financial Statements" on page 28 for an explanation of the pro forma adjustments on which these statements are based.

  You should remember that this information is hypothetical, and does not necessarily reflect the financial performance that would have actually resulted if the spin-off and the financing transaction had been completed on the assumed date. You should also remember that this information does not necessarily reflect future financial performance after the spin-off.

OTHER FINANCIAL INFORMATION

  When you read this pro forma financial information, please read the historical financial statements and related notes that we include at the end of this information statement, as well as the section of this information statement titled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                SUMMARY PRO FORMA CONDENSED STATEMENT OF INCOME

                                                                YEAR ENDED
                                                            DECEMBER 31, 1996
                                                          ----------------------
                                                          (DOLLARS IN THOUSANDS)
Interest Income:
  Consumer loans.........................................        $574,335
  Other..................................................          21,658
                                                                 --------
    Total interest income................................         595,993
Interest Expense:
  Deposits...............................................         141,691
  Borrowings.............................................          45,837
                                                                 --------
  Total interest expense.................................         187,528
                                                                 --------
    Net interest income..................................         408,465
Provision for loan losses................................         126,579
Other income.............................................         412,008
Other expense............................................         432,338
                                                                 --------
    Income before income taxes...........................         261,556
Income tax expense.......................................          99,121
                                                                 --------
    Net income...........................................        $162,435
                                                                 ========

          SUMMARY PRO FORMA CONDENSED STATEMENT OF FINANCIAL CONDITION

                                                            DECEMBER 31, 1996
                                                          ----------------------
                                                          (DOLLARS IN THOUSANDS)
ASSETS:
  Cash and cash equivalents..............................       $  137,177
  Federal funds sold.....................................          172,350
  Consumer loans held for securitization.................          739,706
  Consumer loans.........................................        2,939,436
  Other loans............................................           10,492
  Less allowance for possible credit losses..............         (114,540)
                                                                ----------
    Net loans............................................        3,575,094
  Other assets...........................................          496,354
                                                                ----------
    TOTAL ASSETS.........................................       $4,380,975
                                                                ==========
LIABILITIES:
  Deposits...............................................       $3,390,112
  Federal funds purchased................................           51,000
  Notes payable to banks.................................          165,000
  Other liabilities......................................          194,988
                                                                ----------
    TOTAL LIABILITIES....................................        3,801,100
                                                                ----------
  Capital Securities.....................................          160,000
                                                                ----------
  Equity.................................................          419,875
                                                                ----------
    TOTAL LIABILITIES AND EQUITY.........................       $4,380,975
                                                                ==========

                                 RISK FACTORS

  In addition to the other information about Providian Bancorp that we provide in the rest of this information statement, in this section we highlight specific risks with respect to Providian Bancorp and its business.

  We also caution you that this information statement includes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These statements are based on management's beliefs and assumptions, and on information currently available to management. Forward-looking statements include the information concerning possible or assumed future results of operations of Providian Bancorp set forth under the headings "Dividend Policy," "Pro Forma Condensed Financial Statements," and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Forward-looking statements also include statements in which we use words such as "expect," "anticipate," "intend," "plan," "believe," "estimate" or similar expressions.

  Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions, including the risks discussed below. Providian Bancorp's future results and stockholder values may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict. We caution you not to put undue reliance on any forward-looking statements. In addition, we do not have any intention or obligation to update forward-looking statements after we distribute this document, even if new information, future events or other circumstances have made them incorrect or misleading. For these statements, Providian Bancorp claims the protection of the safe harbor for forward-looking statements contained in Section 21E of the Securities Exchange Act.

NO HISTORY AS A STAND-ALONE COMPANY

  Providian Bancorp, which we also refer to as the Company, has not operated as a separate, stand-alone company in the past. A number of changes are likely as a result of the spin-off, including appointment of a new Providian Bancorp Board of Directors. In addition, as a stand-alone company, Providian Bancorp will be fully responsible for arranging its own funding, for managing all of its own administrative and employee arrangements, and for supervising all of its legal and financial affairs, including publicly reported financial statements. The Company will adopt separate incentive compensation and stock option plans for its employees, and will develop its own compliance and administrative procedures as necessary for a publicly held company. The Company plans to enter into a Transition Services Agreement, under which Providian will provide administrative and other services to the Company for a short period of time after the spin-off. When this transition period ends, the Company will need to provide or obtain these services without Providian's assistance. The Company is not certain that it will be able to obtain the same level of services at a similar cost.

  After the spin-off, parties that lend money to Providian Bancorp will no longer take into account the Company's position as a subsidiary of Providian when determining whether to lend money to the Company and on what terms. As a result, the cost of the Company's borrowings from large institutions, such as banks, may increase after the spin-off. However, the Company obtains a large portion of its funding by selling securities backed by its consumer loan receivables and by accepting deposits from members of the public. The Company does not expect the cost or availability of funds from either of these sources to change significantly because of the spin-off. The Company does not believe that any increase in funding cost is likely to hurt its earnings in a material way, but we cannot predict with certainty how the spin-off will affect the overall cost and availability of the funds that the Company uses in its business.

  These are some of the reasons why the historical financial information in this Information Statement may not reflect the financial position and results of operations of the Company in the future, or the financial position and results of operations that the Company would have experienced if it had been a stand-alone company during the periods presented.

INABILITY TO SUSTAIN GROWTH

  In order to meet its business objectives, Providian Bancorp will need to make more consumer loans each year. In 1995, the Company's managed loan portfolio (that is, the amount of credit card and consumer loans that the Company manages) grew from approximately $4.7 billion to $6.7 billion, or 41.6%. In 1996, the Company's managed loan portfolio grew from approximately $6.7 billion to $9.3 billion, or 39.3%.

  Future rates of growth will depend on many factors and may be less than recent rates. The main factors that may affect the Company's ability to increase the amount of loans in its portfolio include: (1) the Company's ability to attract new customers; (2) the amount of money customers wish to borrow; (3) the number of customers who repay their loans because they have received offers from competing lenders; (4) the number of customers who fail to repay their loans on time; (5) the Company's ability to obtain funds for making loans; and (6) general economic and industry conditions beyond the control of the Company. Because most existing customers eventually repay their loans, a major reduction in new lending by the Company could reduce the size of its loan portfolio and, therefore, its revenues and profits.

INTENSE COMPETITION

  Providian Bancorp faces intense and increasing competition from other consumer lenders. In particular, the Company's credit card business competes with national, regional and local bank card issuers, and with other general purpose credit card issuers, such as the issuers of the American Express and Discover cards./1/ The Company also competes, to a lesser extent, with issuers of single purpose cards, such as department stores and oil companies. Large credit card issuers may compete with the Company for customers by offering lower interest rates and fees. In addition, new issuers have entered the market in recent years. Many of these competitors are substantially larger than the Company and have greater financial resources. Customers choose credit card issuers largely on the basis of price (mostly interest rates and fees), credit limit, and other product features. For this reason, customer loyalty is often limited. The Company may lose entire accounts, or may lose account balances, to competing card issuers.

  The Company's competitors are continually introducing new tactics to attract customers and increase their market share. The most heavily used techniques are advertising, target marketing, balance transfers, price competition, incentive programs and co-branding (for example, using the name of a sports team or a professional association on their credit cards). In response to competition, issuers of credit cards have lowered interest rates and offered incentives to retain existing customers and attract new ones. These competitive practices, as well as competition that may develop in the future, could hurt the Company's ability to obtain customers and maintain its profitability.

  The Company, like many of its competitors, offers credit card accounts with introductory rates for purchases and balance transfers. These introductory rates are set at low levels, as low as zero percent, during an initial period, usually three months. After the initial period, the rates rise to higher variable or fixed rates. Many of the accounts opened in the past year are with customers who transferred balances from competing card issuers in response to this type of offer. As of December 31, 1996, low introductory rate account balances that had not yet increased to higher rates represented 9.13% of the Company's managed loans. When these accounts increase to higher rates, there is a significant risk that the cardholders, who were initially attracted to the Company's low introductory rates, may switch accounts or transfer account balances to lower priced products offered by competing card issuers. The Company is testing ways to reduce this risk by, for example, charging a fee for balances repaid shortly after expiration of the low introductory rate.

  The Company also faces intense competition in the home equity area. More competitors are now employing direct marketing programs to attract home equity borrowers. These competing programs include some that are similar to the programs and strategies that the Company has used to attract new home equity accounts and encourage borrowings on these accounts.
--------
(1) American Express and Discover are registered trademarks of American Express Company and Dean Witter, Discover & Co., respectively.

  In addition to competition for customers, the Company faces competition when it seeks to obtain funds to use in its business. This competition comes from banks, savings institutions, money market funds, credit unions and a wide variety of other entities that take deposits, sell debt securities or sell securities backed by assets such as receivables. Competition from these other borrowers could increase the Company's cost of obtaining funds.

RISKS ASSOCIATED WITH THE CONSUMER LENDING BUSINESS

  There are many other risks associated with the credit card and consumer lending industry besides intense competition. These include the risks that we discuss below.

 Increased Credit Losses

  Providian Bancorp, like other consumer lenders, faces the risk that accountholders will not repay their loans, resulting in accounts becoming uncollectible. The rate at which the Company's consumer loans are charged off as uncollectible, referred to as the "credit loss rate," has been increasing since 1995 and increased to 6.04% annualized, based on current estimates, in the first quarter of 1997 from 4.82% for the full year 1996. While the Company cannot predict with certainty, the Company expects that credit losses will continue to increase in the near term. We discuss the increasing credit loss rate, and the Company's responses to it, in more detail under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations--Asset Quality."

  Widespread increases in nonpayment are most likely to occur if the country or a regional area encounters an economic downturn, such as a recession, but they could also occur for other reasons. Some of the factors that could influence the Company's future credit loss rates are discussed below.

  Consumers who miss payments on their loans often fail to repay them, and consumers who file for protection under the bankruptcy laws generally do not repay their loans. Therefore, the rate of missed payments, or "delinquencies," on a lender's portfolio of loans, and the rate at which consumers may be expected to file for bankruptcy, can be used to predict the future rate at which loans will be written off as uncollectible and charged against the lender's earnings. Both delinquencies and bankruptcies have been occurring at increased rates in recent periods.

  The delinquency rate on the Company's consumer loans has increased over the last three years. At December 31, 1996, 4.08% of the Company's managed credit card balances were 31 days or more delinquent, compared to 3.22% at December 31, 1995, and 2.97% at December 31, 1994. For the Company's entire managed consumer loan portfolio at December 31, 1996, 4.37% of the balances were 31 days or more delinquent, compared to 3.32% at December 31, 1995, and 3.03% at December 31, 1994. The American Bankers Association reports that in the industry generally, credit card balances 30 days or more past due reached a record high of 5.45% in the fourth quarter of 1996. Bankruptcy filings in the United States are also increasing. According to the Administrative Office of the U.S. Courts, a record number of approximately 1.18 million bankruptcy filings were reported in the 12 months ended December 31, 1996.

  The age and rate of growth of a consumer loan portfolio also affects the rate of missed payments and loans charged off as uncollectible. Consumers are less likely to miss their payments within the first 12 to 18 months of a loan. When a lender makes fewer loans than it has in the past, the proportion of new loans in its portfolio will decrease and the rate of missed payments and charge-offs in the portfolio will increase. This would result in lower earnings unless offset by other changes such as decreased operating expense or lower acquisition costs. As of December 31, 1996, approximately 34% of the Company's managed unsecured consumer loan receivables outstanding were no more than 12 months old. Because the Company cannot fully predict the rate at which it will make new loans in the future, there is a risk that this proportion may decrease, resulting in increased rates of loss.

  Although the Company believes that its current allowance for credit losses is adequate, material increases in credit losses could significantly hurt the Company's results of operations. For a discussion of how the Company decides on its reserves for losses, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Asset Quality."

 Third Party Services

  The Company's business depends on a number of services provided by third parties, including nationwide credit bureaus, postal and telephone service providers, bank card associations, and providers of transaction processing services. The Company has contingency plans designed to minimize the impact of a disruption in the services it obtains from these third parties. However, a major disruption in one or more of these services could significantly hurt the Company's operations.

 Interest Rate Changes

  Providian Bancorp, like other financial institutions, borrows money from institutions and depositors in order to lend money to customers. The Company earns interest on the consumer loans it makes, and pays interest on the deposits and borrowings it uses to fund those loans. Some of the loans and borrowings bear interest at rates that are fixed for a period of time; others bear interest at rates that vary over time based on changes to a specified index. In most cases, the Company's variable rate loans to consumers are indexed to changes in the Prime Rate. The Company's variable rate borrowings from institutions are usually indexed to changes in the London Interbank Offered Rate (which is referred to as "LIBOR"). The Company also has the ability to increase rates on its fixed and variable rate consumer loans, other than home equity loans, after giving customers notice of the change.

  The rate of interest the Company pays on its borrowings may increase if interest rates rise. If the rate of interest the Company earns on its loans does not increase by the same amount, the Company's earnings could fall. This could occur because the Company has more fixed rate loans than borrowings, or because the loan terms do not allow the Company to increase the interest rate quickly in response to interest rate changes, or because the Prime Rate has not increased as fast as LIBOR. The Company's earnings could also be hurt in a period of falling interest rates if the rates on its consumer loans fall faster than those on its borrowings.

  The Company manages these risks by using the sophisticated financial instruments and planning techniques that we describe under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations--Interest Rate Sensitivity." The goal is to maintain an interest rate neutral or "matched" position, where interest rates on loans and borrowings go up or down by the same amount and at the same time in response to changes in interest rates. The Company, however, cannot always achieve this position at a reasonable cost. As a result, there is a risk that changes in interest rates, particularly large and rapid increases in interest rates, could hurt the Company's earnings.

 Cost and Availability of Funding

  Providian Bancorp obtains the funds it uses to make loans from many sources. The most important sources are depositors, who may be institutions or individuals, commercial lenders such as banks, and "asset securitizations," in which the Company sells securities backed by an interest in designated consumer loan receivables. Changes in the lending or securitization markets could make one or more of these funding sources more expensive or unavailable, which would hurt the Company's earnings. These changes could result from new government regulations, competition for the funds, events that disrupt world capital markets, or other reasons beyond the Company's control. We describe the Company's "asset securitization" transactions in more detail under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations--Funding and Liquidity."

  Asset securitization is the Company's largest single type of funding, and one that is especially useful because it is relatively inexpensive and capital efficient. When the Company sells securities backed by consumer loan receivables, those receivables are removed from its balance sheet and the Company generally is not required to hold capital against them. Asset securitizations currently receive favorable tax and accounting treatment. To complete one, the Company works with a number of third parties, who provide credit enhancement, rate the credit quality of the securities, and sell the securities, among other things. The Company's ability to securitize could be hurt in the future by new government regulations or other events that might make these third parties unwilling to participate on favorable terms. If this happened, the Company would be forced to rely on other funding sources, which could be more expensive, and to maintain more capital than is currently the case. The investor securities issued in existing securitizations might have to be repaid early if the receivables that back the securities were to perform poorly, particularly if there were a substantial increase in loans written off as uncollectible. This would create an immediate need for funds to repay the securities. As the receivables would be returning to the balance sheet, the Company would also be required to maintain capital against them. The Company carefully watches the performance of its securitized receivables and of the securitization markets, in order to be prepared to minimize the impact of any changes. However, there is a risk that events beyond the Company's control could disrupt its funding programs and hurt its earnings.

 Other Industry Risks

  Other industry risks that the Company faces include the risk of fraud by accountholders and third parties, and the risk that customers will repay their loans more rapidly than they have in the past, reducing the amount of interest paid to the Company. In addition, consumer advocates and the media have, in the past, criticized the consumer lending and the credit card businesses. The critics have focused on marketing practices that they claim encourage consumers to borrow more money than they should, as well as on pricing practices that they claim are confusing or too high. Increased criticism in the future could hurt consumer acceptance of the Company's products. The Company also faces the risk of litigation, particularly class action litigation, challenging the interest rates and fees that the Company charges, as well as the Company's disclosures and other terms relating to these rates and fees, under state and federal consumer protection statutes and other laws. See "--Regulation" below and "Regulatory Matters."

REGULATION

  Federal and state laws and rules significantly limit the types of activities in which Providian Bancorp's financial institution subsidiaries may engage. In addition, federal and state consumer protection laws and rules limit the manner in which the subsidiaries may offer and extend credit. The United States Congress and the states may enact new laws and amendments to existing laws that further restrict consumer lending. For example, new laws or rules could limit the amount of interest or fees the Company can charge on consumer loan accounts, or restrict its ability to collect on account balances. The laws governing bankruptcy and debtor relief could be changed, creating additional expense or making it more difficult for the Company to collect from customers. Existing laws and rules are complex. If the Company fails to comply with them it might not be able to collect its loans in full, or might be required to pay damages or penalties to consumers. For these reasons, new or existing laws or rules could hurt the Company's profits. In addition, the United States Department of Justice (the "DOJ") has been investigating competitive issues in connection with Visa and MasterCard/1/ rules that prohibit their members from issuing cards through competitors. As a result of the investigation, the DOJ could seek to force Visa and MasterCard to allow their member banks to issue competing cards such as American Express and Discover. Conversely, the DOJ could seek to overturn the system of "duality" which allows banks to issue both Visa and MasterCard credit cards. The competition among credit card issuers is already intense, and actions designed to increase competition among credit card networks would increase competitive opportunities for the Company as well as for other issuers. Therefore, the Company does not expect that these actions would hurt its operations or results in a material way. However, the investigation is at an early stage and the Company cannot predict what impact, if any, it may have on the credit card industry or on the Company in the future.

  Providian Bancorp is not currently registered as a bank holding company, even though it owns banks, because it is grandfathered under existing law. We explain this law in the "Regulatory Matters" section below. Providian Bancorp does not currently plan to register as a bank holding company. However, if the Company chooses to or is required to register as a bank holding company in the future, it will become subject to regulation by the Board of Governors of the Federal Reserve System. Bank holding companies are subject to various requirements and restrictions. These include: maintaining adequate capital; limits on permitted business activities; and serving as a source of strength to financial institution subsidiaries. See "Regulatory Matters--Nonbank Bank Status."
--------
(1) Visa and MasterCard are registered trademarks of Visa U.S.A., Inc. and MasterCard International Incorporated, respectively.

DEPENDENCE ON KEY MANAGEMENT

  Providian Bancorp's management and operations depend on the skills and experience of its senior management team, including its Chief Executive Officer, Shailesh J. Mehta. The Company has entered into a term employment agreement with Mr. Mehta, but does not currently have term employment agreements with any other executive officer or key employee. The loss of Mr. Mehta or a significant number of other senior officers could hurt the Company materially. In addition, there are other employees who may be viewed as key employees and whose departure could hurt the Company. We describe the terms of Mr. Mehta's employment agreement under the heading "Management--Employment Agreements."

HOLDING COMPANY STRUCTURE

  Providian Bancorp conducts its consumer lending operations largely through two national bank subsidiaries, First Deposit National Bank and Providian National Bank, and through a Utah industrial loan corporation subsidiary, Providian Credit Services, Inc. The Company's future performance will depend largely on these financial institutions. The ability of these subsidiaries to pay dividends to the Company depends on their financial position, their operating performance, the money they have on hand, their need for funds, and other similar factors. In addition, federal and state laws and rules require these financial institution subsidiaries to maintain adequate capital and restrict their ability to pay dividends or make loans to the Company. In some circumstances, these laws and rules could require the Company to provide funds to support these subsidiaries. We explain these rules under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations--Capital Adequacy." If these subsidiaries cannot pay full dividends to the Company or if the Company needs to provide financial support to these subsidiaries, the Company's financial condition could be hurt.

NO PRIOR MARKET FOR PROVIDIAN BANCORP COMMON STOCK

  There has been no public trading market for the Providian Bancorp common stock in the past. Although the Company has applied to list the Providian Bancorp common stock on the New York Stock Exchange, it cannot be sure that the shares will be actively traded and it cannot predict what the market price for the shares may be. Some of the Providian stockholders who receive shares of Providian Bancorp common stock may decide that they do not want shares in a consumer lending company, and this may delay development of an orderly trading market in the shares for a period of time after the spin-off. Until an orderly trading market develops, the market price for the shares may fluctuate significantly. The market price for Providian Bancorp common stock will also depend on factors such as: the Company's performance and prospects; what investors think of the Company and of the consumer lending industry; the amount of dividends that the Company pays; and general financial and economic conditions.

POSSIBILITY OF SUBSTANTIAL SALES OF PROVIDIAN BANCORP COMMON STOCK

  Based on the number of shares of Providian common stock outstanding on April 10, 1997, Providian will distribute to its stockholders a total of approximately 94.6 million shares of Providian Bancorp common stock. Under the securities laws, almost all of these shares may be resold immediately in the public market. The Company cannot predict whether stockholders will resell large numbers of these shares in the public market following the spin-off, or how quickly they may resell these shares. If large numbers of shares are resold, or if investors fear that they will be resold, this could hurt the market price of the shares.

CERTAIN ANTITAKEOVER EFFECTS

  Some of the terms of Providian Bancorp's certificate of incorporation and bylaws could make a takeover of Providian Bancorp after the spin-off more difficult. The stock purchase rights that Providian Bancorp will issue with its common stock, and some provisions of the Delaware corporation laws, could also have this effect. In particular, the certificate of incorporation and the bylaws:

    (1) divide the Providian Bancorp Board into three groups, so that stockholders elect only one-third of the Board each year;

    (2) permit stockholders to remove directors only for cause, by a vote of at least 80% of the Company's voting shares;

    (3) permit only the Providian Bancorp Board or the Chairman of the Providian Bancorp Board to call a special stockholders meeting;

    (4) do not permit stockholders to take action by written consent without a stockholders meeting;

    (5) require stockholders to give the Company advance notice to nominate candidates for election to the Providian Bancorp Board or to make stockholder proposals at a stockholders meeting; and

    (6) provide that the stockholders may amend or repeal any of these provisions only with an 80% vote.

  The Company also expects that the stock purchase rights it will issue would, in effect, prevent a person or group from acquiring more than 15% of the Company's shares without approval from the Providian Bancorp Board. In addition, the Delaware corporation law generally restricts mergers and other business combinations between the Company and any holder of 15% or more of the Providian Bancorp common stock, unless the transaction or the 15% acquisition is approved in advance by the Providian Bancorp Board. See "Description of Providian Bancorp Capital Stock" and "Certain Antitakeover Effects."

                                 INTRODUCTION

  Providian Bancorp is sending this document (the "Information Statement") to the stockholders of Providian Corporation ("Providian"), in connection with Providian's proposed distribution (the "Distribution") to its stockholders of all the common stock, par value $.01 per share (the "Providian Bancorp Common Stock"), of its wholly owned subsidiary, Providian Bancorp, Inc. ("Providian Bancorp" or the "Company"). The Distribution is designed to separate Providian Bancorp from Providian. Under a Plan and Agreement of Merger and Reorganization, dated as of December 28, 1996, among Providian, AEGON N.V. ("AEGON") and LT Merger Corp., as amended on April 2, 1997 (the "Merger Agreement"), immediately after the Distribution, the remaining Providian operations will be merged with LT Merger Corp., which is a wholly owned subsidiary of AEGON (the "Merger"). As a result of the Merger, Providian will become a wholly owned subsidiary of AEGON. Because the Merger requires the approval of Providian stockholders, Providian and AEGON are sending to Providian stockholders, together with this Information Statement, a Proxy Statement-Prospectus with respect to the Merger (the "Proxy Statement-Prospectus").

  Under the Agreement and Plan of Distribution between Providian and Providian Bancorp, dated as of December 28, 1996 (the "Distribution Agreement"), the Distribution will occur immediately prior to completion of the Merger, which is currently expected to be during June 1997. The date on which the Distribution occurs is referred to in this document as the "Distribution Date." In the Distribution, Providian stockholders will receive one share of Providian Bancorp Common Stock, together with an associated preferred share purchase right (a "Right"), for each share of common stock of Providian (the "Providian Common Stock") held on June 1, 1997 (the "Distribution Record Date"). (References in this Information Statement to Providian Bancorp Common Stock include the associated Rights.) Providian stockholders do not need to make any payment for the shares of Providian Bancorp Common Stock they will receive in the Distribution, and will not be required to surrender or exchange shares of Providian Common Stock in order to receive shares of Providian Bancorp Common Stock. Separately, in connection with the Merger, Providian stockholders will be required to surrender and exchange their shares of Providian Common Stock after the Distribution in order to receive voting common shares, par value of one Dutch Guilder per share, of AEGON (the "AEGON Common Shares").

  There is currently no public market for the Providian Bancorp Common Stock, although a "when-issued" trading market may develop on or about the Distribution Record Date. The Company has filed an application to list shares of Providian Bancorp Common Stock on the New York Stock Exchange, Inc. (the "NYSE"), under the symbol "PVN". Providian Bancorp plans to change its name to Providian Financial Corporation shortly before the Distribution.

  The Distribution is subject to the satisfaction of all the conditions to the Merger Agreement, including stockholder approval, the receipt by Providian of a private letter ruling (the "IRS Ruling") from the Internal Revenue Service ("IRS") to the effect that the Distribution and the Merger will not be taxable transactions for United States federal income tax purposes, regulatory approvals and antitrust clearance. See "The Distribution--Material Federal Income Tax Consequences" and "--Conditions; Termination." The Distribution is also subject to a number of other conditions described under "The Distribution--Conditions; Termination."

  Providian Bancorp's principal executive offices are located at 201 Mission Street, San Francisco, California 94105; telephone (415) 543-0404. Providian stockholders with inquiries relating to the Distribution should call Providian's shareholder relations department at (502) 560-3508, or First Chicago Trust Company of New York, the distribution agent for the Distribution (the "Distribution Agent"), at (800) 317-4445. After the Distribution, stockholders of Providian Bancorp with inquiries relating to their investment in Providian Bancorp should contact the Distribution Agent at the above number or Providian Bancorp Investor Relations, at 201 Mission Street, San Francisco, California 94105; telephone (415) 543-0404.

                               THE DISTRIBUTION

BACKGROUND OF AND REASONS FOR THE DISTRIBUTION

  Providian's management and the Board of Directors of Providian (the "Providian Board") have regularly looked for ways in which to improve Providian's operations and thereby provide value to stockholders. Beginning in and around April 1996, as part of its regular review process, Providian's management re-examined various strategies for enhancing Providian's value through both internal operating initiatives and restructuring strategies, including strategic alliances. In April 1996, Providian's management retained Goldman, Sachs & Co. ("Goldman Sachs") to assist with this review. Providian's management provided a summary of its strategic review to the Providian Board in August 1996. At the meeting, the Providian Board determined that various potential strategic alternatives involving the sale or spin-off of one or two, but not all, of Providian's three insurance operations did not warrant further review. This conclusion was based primarily on the difficulty of separating the three insurance businesses from each other, given the intertwined corporate structure of these operations, and the significant tax liability that would likely be associated with any sales of the insurance operations as separate businesses. Concurrently, the Providian Board authorized the continuation of management's strategic review with the assistance of Goldman Sachs.

  On October 6, 1996, Goldman Sachs presented to the Providian Board various alternatives for enhancing long-term growth opportunities of Providian Bancorp and the Providian insurance and related businesses and thereby increasing stockholder value. These consisted of: (i) continuing with Providian's existing business plan; (ii) the tax-free spin-off of Providian Bancorp through which Providian's insurance operations and Providian Bancorp's banking operations would each become a public, free-standing business; (iii) an initial public offering of up to 20% of the shares of Providian Bancorp followed by a tax-free spin-off of the remaining Providian Bancorp shares; and
(iv) the tax-free spin-off of Providian Bancorp followed by a subsequent merger of the insurance operations with a strategic partner (the "Merger/Spin-Off Transaction").

  The Providian Board determined, after review and discussions, that the Merger/Spin-Off Transaction provided the best opportunity to expand and grow its insurance business and enhance stockholder value. In particular, the Providian Board believed that the Merger/Spin-Off Transaction would create a "pure-play," stand-alone Providian Bancorp, and would generate a price for the insurance operations that the Providian Board believed would represent a private market valuation for the insurance operations, which would be in excess of the historical public valuation of Providian, based upon price to earnings ("P/E") ratios. The Providian Board concluded that Providian Bancorp probably would receive a higher market valuation as a stand-alone entity than it did as a subsidiary of Providian. This is because the Providian Board believed that Providian Bancorp's earnings historically have been valued at a lower P/E ratio as part of Providian than the P/E ratio at which it may be expected to be valued were Providian Bancorp a stand-alone public company, based primarily on the P/E ratios of credit card, home equity and consumer finance companies comparable to Providian Bancorp relative to historical Providian P/E ratios. See "Proposal 3: The Proposed Merger--Opinion of Financial Advisor--Selected Credit Card and Finance Companies Analysis" in the Proxy Statement-Prospectus. The Providian Board also concluded that the potential strategic partners for the insurance operations would either not be interested in acquiring Providian Bancorp or would not be able or willing to recognize the full potential value of such operations. This conclusion was based on the composition of the existing business operations of these potential strategic partners, the Providian Board's belief that the long-term prospects of Providian Bancorp under its existing management are strong, and the Providian Board's belief that Providian Bancorp's stand-alone value still might not be realized as part of a potential insurance acquiror. See "Proposal 3: The Proposed Merger--Opinion of Financial Advisor--Possible Aggregate Value and Stock Price Analysis" in the Proxy Statement-Prospectus.

  After further study, the Providian Board concluded that the Merger/Spin-Off Transaction was feasible, and authorized management to look for partners with whom Providian might desire to consummate a merger. With the help of Goldman Sachs, Providian began to solicit preliminary indications of interest. On October 7, 1996, Providian contacted AEGON and two other potential bidders. These three potential bidders were selected as the three parties most likely to have a strong strategic interest in Providian's insurance operations. The selection was further based on an analysis of the potential bidders' size, financial resources to complete an acquisition of this magnitude, business fit (including participation in home service insurance operations) and perceived appetite for acquisitions. Each of the three potential bidders executed a confidentiality agreement with Providian and was provided with confidential evaluation material, including an actuarial valuation prepared by Milliman & Robertson, Inc. See "Proposal 3: The Proposed Merger--Recommendation of the Providian Board of Directors" in the Proxy Statement-Prospectus. Providian also provided the three parties with drafts of proposed agreements relating to the transaction. Each of the three potential bidders was requested to submit a preliminary indication of interest by November 8, 1996. The Providian Board met on November 6, 1996, and was informed by Goldman Sachs and Providian's legal counsel as to the status of the evaluation/bidding process.

  On November 8, 1996, AEGON and the two other parties submitted preliminary indications of interest for the acquisition of Providian's insurance operations. Based on the preliminary indications of interest, AEGON and one other bidder were selected to continue in the process and were requested to submit definitive bids on November 27, 1996. The third bidder's preliminary indication of interest was at a price level substantially below the other two, and that bidder was not invited to continue. Between November 8 and November 27, 1996, the two continuing bidders conducted due diligence with respect to Providian's insurance operations, including meeting with Providian management to discuss the insurance operations and reviewing documentation relating to these operations. In addition, each of the two bidders submitted a preliminary markup of Providian's proposed draft merger agreement, and legal representatives of each bidder began discussions with Providian's legal representatives with respect to these markups.

  On November 27, 1996, AEGON submitted a definitive bid for Providian's insurance operations. The bid also included a definitive markup of Providian's proposed merger agreement showing AEGON's requested changes to the agreement, and preliminary comments on Providian's drafts of the related agreements. The other bidder in the process notified Providian that it would not be submitting a definitive bid because it had decided it was not interested in acquiring all of the Providian insurance operations.

  AEGON's definitive bid was at a lower price than the low end of the range of values indicated in its preliminary indication of interest, and representatives of Providian informed representatives of AEGON that the bid was unacceptable. During the first two weeks of December 1996, representatives of Providian and AEGON had a number of discussions with respect to the possibility of AEGON increasing its bid. The representatives participating in these discussions included Providian's Chief Executive Officer and AEGON USA's Chief Executive Officer, as well as representatives of each company's financial advisors. In addition, Providian began discussions with three other potential bidders who had contacted Goldman Sachs to express their interest in Providian's insurance operations. After discussions with AEGON and these other potential bidders and due diligence with certain of the other potential bidders, AEGON agreed to increase its bid. Two of the three additional potential bidders withdrew from discussions, and the third additional potential bidder was unable to submit a bid or transaction structure that was competitive with AEGON's increased bid.

  Beginning on December 18, 1996, legal and business representatives of Providian and AEGON met in New York to negotiate the proposed transaction agreements between the two companies. Except for December 25, 1996, these negotiations continued daily through December 27, 1996. The participants in these negotiations included Providian's Vice President--Corporate Planning and Development and AEGON USA's Executive Vice President. The negotiations focused on the contract terms of the proposed transaction, including: the precise terms of the formula for determining the ratio at which each share of Providian Common Stock is converted into a right to receive a fraction of an AEGON Common Share; the allocation of liabilities between Providian and Providian Bancorp; the terms and conditions of the break-up fee payable to AEGON under certain circumstances; the restrictions on the businesses of Providian and of AEGON during the period between signing and completion of the Merger; the non-competition obligations of Providian Bancorp following the Merger; and the representations and warranties of the two companies. During the week of December 16, 1996, legal and business representatives of Providian and AEGON met at the executive offices of AEGON in The Hague, The Netherlands to discuss the proposed transaction and to review AEGON's operations. The participants in these discussions included the Chief Executive Officer of Providian and the Chairman of AEGON.

  On December 23, 1996, the Supervisory Board of AEGON authorized certain officers of AEGON to enter into definitive agreements for the acquisition of Providian, within specified parameters. On December 28, 1996, the Providian Board met to consider the Merger Agreement, the Distribution Agreement and the transactions contemplated thereby. At this meeting, Goldman Sachs made a presentation and delivered an oral opinion to the Providian Board, which was subsequently confirmed in writing, that the distribution of shares of Providian Bancorp Common Stock to holders of shares of Providian Common Stock under the Distribution Agreement and the receipt by such holders of AEGON Common Shares under the Merger Agreement, taken together, were fair to the holders of Providian Common Stock. The full text of the written opinion of Goldman Sachs, dated as of December 28, 1996, which sets forth the assumptions made, procedures followed and matters considered in, and the limitations on, the review undertaken in connection with such opinion, is attached as Appendix C to the Proxy Statement-Prospectus. See "The Proposed Merger--Opinion of Financial Advisor" in the accompanying Proxy Statement-Prospectus. Following the presentations and discussion at the meeting, the Providian Board unanimously approved the Merger Agreement, the Distribution Agreement and the transactions contemplated thereby. Thereafter, on December 28, 1996, the Merger Agreement and the Distribution Agreement were executed and delivered.

  The Providian Board believes that the Merger with AEGON will provide a strategic opportunity for Providian to expand and develop its insurance businesses, and that the Distribution will allow Providian Bancorp to continue to develop its business successfully as a stand-alone entity. The Distribution is intended to facilitate this reorganization of Providian, and to make possible the Merger, by separating Providian Bancorp from the businesses of Providian that will be acquired in the Merger. For a more detailed description of the reasons for and expected benefits of the Merger, see "Proposal 3: The Proposed Merger--Background of and Reasons for the Transactions" in the Proxy Statement-Prospectus.

MANNER OF EFFECTING THE DISTRIBUTION

  It is expected that the Distribution Date will be in June 1997 and that the Distribution will be effected by book-entry transfer. On the Distribution Date, Providian will deliver share certificates for the Providian Bancorp Common Stock to the Distribution Agent. Commencing on or about the Distribution Date, the Distribution Agent will credit the shares of Providian Bancorp Common Stock to the accounts of, and begin mailing account statements to, holders of Providian Common Stock as of the close of business on the Distribution Record Date on the basis of one share of Providian Bancorp Common Stock for each share of Providian Common Stock held on the Distribution Record Date. All such shares of Providian Bancorp Common Stock will be fully paid, nonassessable and free of preemptive rights. See "Description of Providian Bancorp Capital Stock." Shareholders who desire a certificate representing their shares of Providian Bancorp Common Stock will be entitled to receive a certificate on request. Based on the number of shares of Providian Common Stock outstanding as of April 10, 1997, approximately 94.6 million shares of Providian Bancorp Common Stock would be issued in the Distribution.

  NO HOLDER OF PROVIDIAN COMMON STOCK WILL BE REQUIRED TO MAKE ANY PAYMENT FOR THE SHARES OF PROVIDIAN BANCORP COMMON STOCK TO BE RECEIVED IN THE DISTRIBUTION OR TO SURRENDER OR EXCHANGE SHARES OF PROVIDIAN COMMON STOCK, OR TO TAKE ANY OTHER ACTION IN ORDER TO RECEIVE PROVIDIAN BANCORP COMMON STOCK.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

  General. The following discussion describes the material United States federal income tax consequences of the Distribution and the Merger. The discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), United States Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect on the date hereof, and is subject to any changes in these or other laws occurring after such date. The discussion generally does not address the effects of any state, local or foreign tax laws.

  The tax treatment of a stockholder may vary depending upon such stockholder's particular situation, and certain stockholders (including individuals who hold restricted stock of Providian, individuals who hold options in respect of Providian Common Stock, insurance companies, tax-exempt organizations, financial institutions or broker-dealers, persons who do not hold the Providian Common Stock as capital assets and persons who are neither citizens nor residents of the United States, who are foreign corporations, foreign partnerships or foreign estates or trusts as to the United States, or who own immediately after the Merger at least 5% of either the total voting power or the total value of the outstanding AEGON Common Shares) may be subject to special rules not discussed below.

  EACH STOCKHOLDER IS URGED TO CONSULT SUCH STOCKHOLDER'S OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH STOCKHOLDER OF THE TRANSACTIONS DESCRIBED HEREIN, INCLUDING THE APPLICABILITY AND EFFECT OF ANY UNITED STATES STATE AND LOCAL, OR FOREIGN TAX LAWS, AND OF CHANGES IN ANY APPLICABLE TAX LAWS.

  Federal Income Tax Consequences of the Transactions. Consummation of the Distribution and the Merger is conditioned upon the receipt of the IRS Ruling substantially to the effect that (i) the Distribution will qualify as a tax-free distribution under Section 355 of the Code, (ii) the Merger will qualify as a "reorganization" under Section 368(a) of the Code, (iii) the exchange in the Merger of Providian Common Stock for AEGON Common Shares will not result in any gain or loss to the Providian stockholders (except to the extent of the cash received), and (iv) neither Providian nor LT Merger Corp. will recognize any gain or loss as a result of the Merger. The request for the IRS Ruling was filed with the IRS on January 30, 1997 and was supplemented on March 3, 1997. In addition, if the transactions so qualify, then:

    (i) No gain or loss will be recognized by Providian or Providian Bancorp as a result of the Distribution.

    (ii) No gain or loss will be recognized by (and no amount will be included in the income of) the Providian stockholders as a result of their receipt of Providian Bancorp Common Stock in the Distribution.

    (iii) The aggregate basis of Providian Bancorp Common Stock and Providian Common Stock in the hands of Providian's stockholders immediately after the Distribution will be the same as the aggregate basis of Providian Common Stock held immediately before the Distribution, and such tax basis will be allocated between the Providian Bancorp Common Stock and Providian Common Stock based upon their relative fair market values at the time of the Distribution.

    (iv) The holding period of Providian Bancorp Common Stock received by a Providian stockholder in the Distribution will include the period during which such stockholder held Providian Common Stock, provided that the Providian Common Stock was held as a capital asset.

    (v) A Providian stockholder's tax basis for the AEGON Common Shares received in the Merger, including any fractional share interest for which cash is received, will equal such stockholder's basis in the Providian Common Stock surrendered in the Merger (determined immediately following the Distribution, adjusted in the manner described in paragraph (iii) above).

    (vi) A Providian stockholder's holding period for the AEGON Common Shares received in the Merger, including any fractional share interest for which cash is received, will include the period for which the shares of Providian Common Stock surrendered in the Merger were held, provided that such shares were held as capital assets.

    (vii) Providian stockholders who receive cash in lieu of fractional AEGON Common Shares will recognize gain or loss measured by the difference between the basis of the fractional share interest and the cash received. The gain or loss will be a capital gain or loss, provided that the Providian Common Stock exchanged is a capital asset in the hands of the Providian stockholder.

  AEGON and Providian will not complete the Distribution and the Merger unless they receive, or waive the receipt of, the IRS Ruling. Stockholders should be aware, however, that the IRS Ruling will be based upon certain representations as to factual matters made by, among others, Providian, Providian Bancorp and AEGON which, if incorrect in certain material respects, would jeopardize the validity of the IRS Ruling. Neither

Providian, Providian Bancorp nor AEGON is currently aware of any facts and circumstances which would cause any such representations to be untrue or incorrect in any material respect. In addition, Providian, Providian Bancorp and AEGON have made certain representations and agreed to certain covenants restricting their respective future actions to provide further assurances that the Merger and the Distribution will be tax free.

  Providian and AEGON may, by mutual agreement, choose to waive the condition that they receive the IRS Ruling and, instead, rely on opinions from their respective tax counsel to the same effect. In the event Providian and AEGON agree to waive the receipt of the IRS Ruling, Providian intends to resolicit the vote of its stockholders as to whether it should proceed with the Merger. If Providian and AEGON rely on opinions from tax counsel, there can be no assurance that the IRS will not challenge the Merger/Spin-off Transaction as a taxable transaction and, if challenged, whether the Distribution and the Merger will remain tax free.

  On February 6, 1997, the President's budget recommendations to Congress called for new legislation, generally effective for distributions occurring on or after the date of the first committee action, which, if enacted, would require Providian to recognize taxable gain upon the consummation of the Distribution and the Merger equal to the excess of the value of the Providian Bancorp Common Stock distributed to the stockholders over Providian's basis in such stock. Such legislation has not yet been introduced in Congress.

  Netherlands Dividend Withholding Tax. Under the income tax treaty currently in force between The Netherlands and the United States (the "Treaty"), any dividend paid by AEGON to a resident of the United States (as defined in the Treaty) will be subject to a Dutch withholding tax that, in most cases, will equal 15% of the gross amount of the dividend. Subject to certain limitations, an AEGON shareholder who is subject to such withholding tax should be allowed a credit or deduction for such withholding tax against such stockholder's United States income tax liability. For more information on the Dutch withholding tax, see "Taxation" in AEGON's 1995 Annual Report on Form 20-F (you can obtain this report by following the instructions provided in this Information Statement under "Where You Can Find More Information").

  United States Backup Withholding Tax. Under the backup withholding rules, a holder of Providian Bancorp Common Stock and, under proposed United States Treasury Regulations, AEGON Common Shares may be subject to backup withholding at the rate of 31% with respect to dividends and proceeds of a redemption, unless such stockholder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules would be credited against the stockholder's United States federal income tax liability. Providian Bancorp or AEGON may require holders of Providian Bancorp Common Stock or AEGON Common Shares to establish an exemption from backup withholding or to make arrangements satisfactory to Providian Bancorp or AEGON with respect to the payment of backup withholding. A stockholder who does not provide Providian Bancorp or AEGON with such stockholder's current taxpayer identification number may be subject to penalties imposed by the IRS.

APPRAISAL RIGHTS

  Holders of shares of Providian Common Stock are not entitled to dissenters' appraisal rights which would give them the right to obtain the payment of cash in exchange for their Providian Common Stock as a result of the Distribution or the Merger.

REGULATORY APPROVALS

  Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the "HSR Act"), certain transactions, including the Merger, may not be consummated unless certain waiting period requirements have been satisfied. AEGON and Providian have obtained clearance from the DOJ indicating compliance with this requirement. However, at any time before or after the Merger becomes effective, the United States Federal Trade Commission (the "FTC"), the DOJ or any other person could take action under the antitrust laws, including seeking to enjoin the consummation of the Merger or seeking the divestiture by AEGON of all or any part of Providian. Although AEGON and Providian do not believe that there are substantive grounds for such challenge, there can be no assurance that a challenge to the Merger on antitrust grounds will not be made or that, if such a challenge is made, it would not be successful.

  Providian is engaged in writing life and accident and health insurance. Generally, a person seeking to acquire voting securities, such as shares of Providian Common Stock, in an amount that would result in such person controlling, directly or indirectly, a United States insurer must, together with any person ultimately controlling such person, file with the relevant insurance commissioners an application seeking approval of the change of control. Providian owns insurance companies domiciled in Kentucky, North Carolina, Missouri, New York, Illinois, New Jersey and Texas. Accordingly, the obligations of Providian and AEGON to consummate the Merger are conditioned, among other things, upon the relevant commissioners of insurance approving the change of control. The Kentucky, North Carolina, Missouri, New York, Illinois, New Jersey and Texas insurance statutes require a determination by the commissioner of insurance of each state as to certain factual matters with respect to the proposed acquisition. Public hearings concerning the transaction may be required in each state. AEGON and Providian have filed applications for such approvals, but there can be no assurance as to when or if the required approvals will be obtained.

  In addition, Providian Bancorp has received a no-action letter from the Federal Reserve to the effect that it may continue to operate as a grandfathered institution under the Competitive Equality Banking Act of 1987 ("CEBA").

  The Merger Agreement provides that, subject to certain terms and conditions, the parties to the Merger Agreement shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable, without the imposition of any conditions which would have a material adverse effect on such party, to consummate and make effective as promptly as practicable the transactions contemplated by the Merger Agreement, including, but not limited to, (i) obtaining the written consent or approval of each and every governmental authority and other regulatory body required in order to permit the parties to consummate the transactions contemplated by the Merger Agreement and the Distribution Agreement and (ii) effecting all necessary filings and submissions of information requested by governmental authorities. For further information concerning other approvals and conditions to the Merger, stockholders are advised to read "Proposal 3: The Proposed Merger--The Merger Agreement--Conditions" in the accompanying Proxy Statement-Prospectus.

LISTING AND TRADING OF PROVIDIAN BANCORP COMMON STOCK

  There is currently no public market for the Providian Bancorp Common Stock. Although Providian Bancorp has applied to list the Providian Bancorp Common Stock on the NYSE, there can be no assurance as to the prices at which trading in the Providian Bancorp Common Stock will occur after the Distribution. Until the Providian Bancorp Common Stock is fully distributed and an orderly trading market develops, the prices at which trading in such stock occurs may fluctuate significantly. There can be no assurance that an active trading market in the Providian Bancorp Common Stock will develop or be sustained in the future.

  The prices at which Providian Bancorp Common Stock trades will be determined by the marketplace, and may be influenced by many factors, including, among others, Providian Bancorp's performance and prospects, the depth and liquidity of the market for Providian Bancorp Common Stock, investor perception of Providian Bancorp and of the financial services industry, Providian Bancorp's dividend policies, general financial and other market conditions, and general economic conditions.

  Providian Bancorp initially will have approximately 9,600 stockholders of record, based on the number of record holders of Providian Common Stock on December 31, 1996. The Transfer Agent and Registrar for the Providian Bancorp Common Stock will be First Chicago Trust Company of New York. For certain information regarding options and other equity-based employee benefit awards involving Providian Bancorp Common Stock that may become outstanding after the Distribution, see "Management" and "Arrangements Between Providian and Providian Bancorp--Employee Benefits Agreement."

  Shares of Providian Bancorp Common Stock distributed to Providian stockholders in the Distribution will be freely transferable, except for securities received by persons who may be deemed to be "affiliates" of Providian Bancorp under the Securities Act of 1933, as amended (the "Securities Act"). Persons who may be deemed to be affiliates of Providian Bancorp after the Distribution generally include individuals or entities that control, are controlled by, or are under common control with, Providian Bancorp, and may include certain officers and directors of Providian Bancorp as well as principal stockholders of Providian Bancorp, if any. Persons who are affiliates of Providian Bancorp will be permitted to sell their shares of Providian Bancorp Common Stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Section 4(2) of the Securities Act or by Rule 144 under the Securities Act.

  See "Risk Factors--No Prior Market for Providian Bancorp Common Stock" and "--Possibility of Substantial Sales of Providian Bancorp Common Stock."

CONDITIONS; TERMINATION

  The Distribution is conditioned upon, among other things, (i) the execution and delivery of certain intercompany agreements by Providian and Providian Bancorp; (ii) Providian's receipt of a favorable no-action letter from the Securities and Exchange Commission (the "SEC") to the effect that the Distribution does not require registration of the Providian Bancorp Common Stock under the Securities Act; (iii) the receipt by Providian Bancorp of the approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve") allowing it to continue, or receipt of a no-action letter to the effect that it may continue, to operate as a grandfathered institution under CEBA, or, alternatively, registration by Providian Bancorp as a bank holding company; (iv) effectiveness of the Registration Statement on Form 10 (the "Providian Bancorp Registration Statement") of which this Information Statement forms a part; (v) the acceptance for listing of the Providian Bancorp Common Stock by the NYSE or such other exchange or quotations system as Providian Bancorp may determine; (vi) the absence of any order, injunction or decree or other legal restraint or prohibition preventing the consummation of the Distribution; and (vii) satisfaction or waiver of all conditions to the Merger set forth in the Merger Agreement, including stockholder approval and the receipt of the IRS Ruling to the effect that the Distribution and the Merger will not be taxable transactions for United States federal income tax purposes. In the event the Merger Agreement is terminated, the Distribution may be abandoned at any time prior to the Distribution Date by and in the sole discretion of the Providian Board.

                                DIVIDEND POLICY

  Providian Bancorp expects to pay quarterly dividends on the shares of Providian Bancorp Common Stock after the Distribution. The declaration and amounts of such future dividends will be at the discretion of the Board of Directors of Providian Bancorp (the "Providian Bancorp Board"). The Company expects that the declaration and amounts of dividends will depend on the Company's earnings after the Distribution and any other factors that the Providian Bancorp Board believes are relevant.

                              CAPITAL SECURITIES

  On February 4, 1997, the Company completed a capital securities transaction pursuant to which Providian Capital I, a subsidiary trust of Providian Bancorp, issued $160 million in liquidation amount of mandatorily redeemable preferred securities (the "Capital Securities") to qualified institutional buyers, within the meaning of Rule 144A under the Securities Act, and to institutional accredited investors. Providian Capital I was formed in January 1997 for the sole purpose of issuing the Capital Securities (and certain common securities of Providian Capital I owned by Providian Bancorp) and investing the proceeds in 9.525% Junior Subordinated Deferrable Interest Debentures issued by Providian Bancorp (the "Debentures"). In addition to its obligations under the Debentures, the Company has guaranteed payments on the Capital Securities, but only to the extent of funds held by Providian Capital
I. The sole assets of Providian Capital I consist of the Debentures and the related expense reimbursement agreement issued by the Company. The Company used the proceeds of this transaction for the retirement of outstanding indebtedness ($42.5 million as of December 31, 1996) and the redemption of preferred stock ($63.3 million as of December 31, 1996) held by Providian, and for general corporate purposes.

  The Company has the right to cause the redemption of the Capital Securities
(i) on or after February 1, 2007, in whole at any time or in part from time to time, or (ii) prior to February 1, 2007, in whole but not in part, if as a result of any change in the laws or regulations of any governmental authority, or any administrative or judicial interpretation thereof, there is more than an insubstantial risk that (a) either Providian Capital I would be subject to United States federal income tax with respect to income received or accrued on the Debentures, interest payable on the Debentures would not be deductible by the Company for United States federal income tax purposes or Providian Capital I would be subject to more than a de minimis amount of other taxes, duties and governmental charges, or (b) if the Company is then subject to the capital adequacy guidelines of the Federal Reserve, the Company would not be entitled to treat an amount equal to the liquidation amount of the Capital Securities as Tier 1 Capital for purposes of such capital adequacy guidelines.

  If the Capital Securities are redeemed on or after February 1, 2007, the redemption price of the Capital Securities will be an amount equal to the sum of (i) 100% of the liquidation amount of the Capital Securities, (ii) 4.7625% of the liquidation amount of the Capital Securities for a redemption occurring during the 12-month period beginning February 1, 2007, which percentage will be reduced on each February 1 thereafter by approximately one-tenth of the original amount of such percentage (such percentage being reduced to 0.00% for redemptions occurring on or after February 1, 2017) and (iii) accumulated but unpaid distributions on the Capital Securities to the date of redemption.

  If the Capital Securities are redeemed before February 1, 2007 as a result of a regulatory change, as described above, the redemption price of the Capital Securities will be an amount equal to the sum of (i) the greater of
(a) 100% of the corresponding principal amount of the Debentures to be redeemed, and (b) the present value of the principal and premium payable as part of redemption price for an optional redemption of the Debentures on February 1, 2007, together with scheduled interest payments on the Debentures from the prepayment date to February 1, 2007, in each case discounted to the prepayment date at a discount rate equal to 0.50% (or if the prepayment date occurs before February 1, 1998, 2.34%) over the yield on United States Treasury securities having a maturity comparable to the February 1, 2007 optional prepayment date and (ii) accumulated but unpaid distributions on the Capital Securities to the date of redemption.

                                CAPITALIZATION

  The following table sets forth the unaudited consolidated capitalization of Providian Bancorp as of December 31, 1996 and on an adjusted basis to give effect to the Distribution, and to the sale of the Capital Securities, as if such transactions had occurred on December 31, 1996. The capitalization table set forth below should be read in conjunction with the historical and pro forma financial statements of Providian Bancorp set forth elsewhere herein.

                                                     AT DECEMBER 31, 1996
                                                    -------------------------
                                                     ACTUAL     AS ADJUSTED
                                                    ----------- -------------
                                                         (UNAUDITED)
                                                    (DOLLARS IN THOUSANDS)
   Borrowings:
     Notes Payable to Affiliates................... $    42,500          --
                                                    -----------  -----------
       Total Debt..................................      42,500          --
                                                    -----------  -----------
   Company Obligated Mandatorily
     Redeemable Capital Securities of Subsidiary
     Trust Holding Solely Junior Subordinated De-
     ferrable Interest Debentures of Providian
     Bancorp.......................................         --   $   160,000(1)
                                                    -----------  -----------
   Shareholders' Equity
     7.25% Cumulative Preferred Stock
      Class A, nonparticipating....................          63          --
     Common Stock, par value $1.00
     ($.01 as adjusted)(2).........................           5          938
     Additional Paid-in-capital....................      63,706            0
     Retained Earnings.............................     419,370      418,937
                                                    -----------  -----------
       Total Shareholders' Equity..................     483,144      419,875
                                                    -----------  -----------
       Total Capitalization of Providian Bancorp... $   525,644  $   579,875
                                                    ===========  ===========

--------
(1) On February 4, 1997, Providian Capital I, a subsidiary trust of Providian Bancorp, which is the holder of the Debentures issued by Providian Bancorp, issued $160,000,000 in liquidation amount of Capital Securities. See "Capital Securities."
(2) There were 5,000 shares of Providian Bancorp Common Stock issued and outstanding at December 31, 1996. Prior to the Distribution, Providian Bancorp will recapitalize so that the par value of the Providian Bancorp Common Stock is $.01 per share and the total number of outstanding shares of Providian Bancorp Common Stock equals the total number of outstanding shares of Providian Common Stock on the Distribution Record Date. At December 31, 1996, there were approximately 93,768,000 shares of Providian Common Stock outstanding.

                            SELECTED FINANCIAL DATA

  The following table presents selected historical financial and other operating data for Providian Bancorp. For all periods shown, Providian Bancorp has been a wholly owned subsidiary of Providian. The income statement and statement of financial condition data for each of the five years ended December 31, 1996 have been derived from the audited financial statements of Providian Bancorp.

  Providian Bancorp's historical financial information may not be indicative of Providian Bancorp's future performance, nor does it necessarily reflect what the financial position and results of operations of Providian Bancorp would have been had Providian Bancorp operated as a separate, stand-alone entity during the periods covered. The information set forth below should be read in conjunction with "Pro Forma Condensed Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Providian Bancorp's historical financial statements and notes thereto, included elsewhere herein.

  Providian Bancorp periodically securitizes certain credit card, revolving line and home equity loan receivables to provide funds for operations, improve liquidity and effectively manage capital. The effect of these transactions is to remove the transferred loans from the statement of financial condition and to convert net interest income on the securitized receivables to loan servicing fees. Because credit losses on the securitized receivables are reflected as a reduction in loan servicing fees rather than in the reserve for possible credit losses, Providian Bancorp's provision for possible credit losses is maintained at a lower level than would be the case had such receivables not been securitized. The managed loan portfolio data shown below includes the loans sold in loan securitizations, loans held for securitization and Providian Bancorp's on-balance-sheet loan portfolios.

                            SELECTED FINANCIAL DATA

                                        YEAR ENDED DECEMBER 31,
                         ----------------------------------------------------------
                            1996        1995        1994        1993        1992
                         ----------  ----------  ----------  ----------  ----------
                                         (DOLLARS IN THOUSANDS)
INCOME STATEMENT DATA:
 Interest Income:
  Consumer Loans........ $  574,335  $  457,818  $  315,001  $  315,886  $  314,560
  Other.................     21,658      21,736      28,709      16,963      23,498
                         ----------  ----------  ----------  ----------  ----------
    Total Interest
     Income.............    595,993     479,554     343,710     332,849     338,058
 Interest Expense:
  Deposits..............    141,691     105,442      61,920      54,025      64,472
  Borrowings............     48,676      52,962      39,739      52,918      75,690
                         ----------  ----------  ----------  ----------  ----------
    Total Interest
     Expense............    190,367     158,404     101,659     106,943     140,162
                         ----------  ----------  ----------  ----------  ----------
    Net Interest Income.    405,626     321,150     242,051     225,906     197,896
 Provision For Possible
  Credit Losses.........    126,579      79,917      50,313      64,056     104,949
 Other Income:
  Loan Servicing Income.    280,887     251,855     208,954     172,814     140,273
  Credit Product Fee
   Income...............    123,654      81,374      57,683      49,110      25,047
  Other Income..........      7,467       2,535       2,652       6,303      17,480
                         ----------  ----------  ----------  ----------  ----------
                            412,008     335,764     269,289     228,227     182,800
 Other Expense:
  Salary and Employee
   Benefits.............    153,849     113,412      89,470      62,292      48,413
  General and
   Administrative.......    238,613     234,161     142,176     108,293      84,837
  Amortization of Loan
    Acquisition Costs...     41,342      14,561      54,178      82,849      35,779
                         ----------  ----------  ----------  ----------  ----------
                            433,804     362,134     285,824     253,434     169,029
    Income before income
     taxes..............    257,251     214,863     175,203     136,643     106,718
Income tax expense......     97,485      79,411      65,084      51,205      37,844
                         ----------  ----------  ----------  ----------  ----------
    Net Income.......... $  159,766  $  135,452  $  110,119  $   85,438  $   68,874
                         ==========  ==========  ==========  ==========  ==========
STATEMENT OF FINANCIAL
 CONDITION DATA:
 Consumer Loans held for
  securitization or
  sale.................. $  739,706  $  123,330         --          --          --
 Consumer Loans.........  2,939,436   3,058,486  $2,339,303  $1,933,155  $1,747,191
 Other Loans............     10,492      12,798      13,598      14,742      21,617
 Allowance for possible
  credit losses.........   (114,540)    (93,429)    (76,218)    (75,061)    (82,975)
 Total Assets...........  4,326,744   3,611,066   2,662,777   2,253,764   2,125,598
 Deposits...............  3,390,112   2,157,765   1,680,450   1,553,385   1,385,115
 Borrowings.............    258,500     942,680     532,800     282,626     358,733
 Equity(1)..............    483,144     349,255     326,100     270,568     221,718

MANAGED LOAN DATA:
 Credit Card Loans(2)... $7,843,695  $5,712,200  $4,083,581  $3,514,550  $3,250,756
 Home Equity Loans......    944,543     715,692     465,126     312,579     217,492
 Secured Credit Card
  Loans.................    466,798     199,743     110,703      53,988      13,974
 Other Consumer Loans...     34,106      40,024      48,535      56,446      40,158
                         ----------  ----------  ----------  ----------  ----------
 Consumer Loans.........  9,289,142   6,667,659   4,707,945   3,937,563   3,522,380
 Other loans............     10,492      12,798      13,598      14,742      21,617
                         ----------  ----------  ----------  ----------  ----------
    Total managed loans.  9,299,634   6,680,457   4,721,543   3,952,305   3,543,997
                         ----------  ----------  ----------  ----------  ----------
 Securitized consumer
  loans.................  5,610,000   3,485,843   2,368,642   2,004,408   1,775,189
                         ----------  ----------  ----------  ----------  ----------
    Total on balance
     sheet loans........ $3,689,634  $3,194,614  $2,352,901  $1,947,897  $1,768,808
                         ==========  ==========  ==========  ==========  ==========
 Managed Revenues(3).... $1,490,256  $1,117,630  $  832,962  $  746,156  $  678,910
CONSUMER LOAN
 STATISTICS:
 Total volume(4)........ $9,683,575  $6,602,300  $4,430,572  $3,340,970  $2,566,600
 Total accounts (000s)
  at period end.........      3,849       2,815       2,239       2,060       1,583
 Managed net interest
  margin(5).............      10.78%      11.80%      12.79%      13.31%      12.83%
 Managed delinquency
  ratio(6)..............       4.37%       3.32%       3.03%       2.85%       2.47%
 Managed loan net credit
  loss ratio(7).........       4.82%       3.96%       4.21%       4.71%       5.19%
MANAGED CREDIT CARD
 STATISTICS:(2)
 Total volume(4)........ $8,269,931  $5,670,313  $3,768,921  $2,902,577  $2,407,100
 Total accounts (000s)
  at period end.........      3,027       2,370       1,910       1,830       1,526
 Managed net interest
  margin(5).............      11.22%      12.43%      13.55%      14.05%      13.37%
 Managed delinquency
  ratio(6)..............       4.08%       3.22%       2.97%       2.90%       2.61%
 Managed loan net credit
  loss ratio(7).........       5.46%       4.49%       4.71%       5.14%       5.50%
RATIOS:
 Net income to average
  managed assets(8).....       1.91%       2.24%       2.28%       2.03%       1.75%
 Net income to average
  equity................      38.43%      38.85%      35.10%      33.44%      34.21%
 Average equity to
  average managed
  assets................       4.98%       5.75%       6.49%       6.08%       5.13%

--------

(1) On February 4, 1997, the Company issued $160,000,000 in liquidation amount of Capital Securities which affect the capitalization of the Company. See "Pro Forma Condensed Financial Statements."
(2) Includes unsecured credit card and revolving line loans.
(3) Includes finance charges and fee income.
(4) Includes all transactions, including balance transfers, credit card sales and cash advances; excludes finance charge and fee income accrual activity.
(5) Reflects total interest accrued on managed consumer loans, less Providian Bancorp's actual cost of funds, costs associated with securitizations including investor interest, amortization of fees and accretion of discounts, as a percentage of average managed consumer loans.
(6) Reflects delinquencies, i.e., consumer loans which are 31 days or more past due at period end, as a percentage of managed consumer loans at period end.
(7) Represents principal amounts charged off, less recoveries, as a percentage of average managed consumer loans during the period; fraud losses are not included.
(8) Averaged managed assets includes total managed assets of Providian Bancorp, including all consumer loan portfolios.

                   PRO FORMA CONDENSED FINANCIAL STATEMENTS

  The following tables present the unaudited pro forma condensed statement of income for the year ended December 31, 1996 and the unaudited pro forma condensed statement of financial condition as of December 31, 1996 for Providian Bancorp, giving effect to the Distribution and to the issuance of $160 million in liquidation amount of Capital Securities by Providian Capital I, a subsidiary trust of Providian Bancorp that was formed in January 1997 for the sole purpose of issuing the Capital Securities (and certain common securities of Providian Capital I owned by Providian Bancorp) and investing the proceeds in the Debentures. The Capital Securities are redeemable as described under "Capital Securities." The pro forma condensed statements of income were prepared assuming that the Distribution and the sale of the Capital Securities had occurred on January 1, 1996, as noted in the Notes to the Pro Forma Condensed Statement of Income. The pro forma statement of financial condition was prepared assuming that the Distribution and the sale of the Capital Securities had occurred on December 31, 1996, as noted in the Notes to the Pro Forma Condensed Statement of Financial Condition.

  The unaudited pro forma condensed financial statements presented below do not purport to represent what the results of operations or financial position would actually have been if the pro forma adjustments had occurred on the dates referred to above or to be indicative of the future results of operations or financial position of Providian Bancorp. The pro forma adjustments are based upon available information and certain assumptions that the Company believes are reasonable. The pro forma condensed financial statements should be read in conjunction with the historical financial statements of Providian Bancorp and the related notes thereto contained elsewhere herein.

                    PRO FORMA CONDENSED STATEMENT OF INCOME

                                               YEAR ENDED DECEMBER 31, 1996
                                             ----------------------------------
                                              COMPANY    PRO FORMA     COMPANY
                                             HISTORICAL ADJUSTMENTS   PRO FORMA
                                             ---------- -----------   ---------
                                                  (DOLLARS IN THOUSANDS)
Interest Income:
  Consumer Loans............................  $574,335                $574,335
  Other.....................................    21,658                  21,658
                                              --------                --------
    Total interest income...................   595,993                 595,993
Interest Expense:
  Deposits..................................   141,691                 141,691
  Borrowings................................    48,676     (2,839)(1)   45,837
                                              --------    -------     --------
    Total Interest Expense..................   190,367     (2,839)     187,528
                                              --------    -------     --------
Net Interest Income.........................   405,626                 408,465
Provision for loan losses...................   126,579                 126,579
Other income................................   412,008                 412,008
Other expense(4)............................               (3,838)(2)
                                                            2,372 (3)
                                                          -------
                                               433,804     (1,466)     432,338
                                              --------    -------     --------
Income before income taxes..................   257,251      4,305      261,556
                                              --------    -------     --------
                                                            1,079 (1)
                                                            1,458 (2)
                                                             (901)(3)
                                                          -------
Income tax expense..........................    97,485      1,636       99,121
                                              --------    -------     --------
NET INCOME..................................  $159,766    $ 2,669      162,435
                                              ========    =======     --------
Dividends on Company Obligated Mandatorily
 Redeemable Preferred Securities of the
 Trust......................................                            (9,921)
                                                                      --------
Net Income Applicable to Common Stock.......                          $152,514
                                                                      ========
Weighted Average Number of Common Shares
 Outstanding................................                            93,664
NET INCOME PER COMMON AND COMMON EQUIVALENT
 SHARE(5)...................................                          $   1.63

--------

 NOTES TO PRO FORMA CONDENSED STATEMENT OF INCOME:
(1) The pro forma condensed statement of income reflects, for the period presented, the repayment of borrowings by Providian Bancorp from affiliates that will no longer be affiliates after the Distribution, totaling $50.8 million, and the redemption of preferred stock issued by Providian Bancorp that was held by Providian, totaling $63.3 million. The adjustment assumes that such repayment was funded from the proceeds of the issuance of the Capital Securities as of January 1, 1996. The assumed repayment of affiliate borrowings bearing interest at 5.59% results in a reduction of interest expense of $2,839,000. For the period presented, the Pro Forma Condensed Statement of Income reflects the net tax effect, at Providian Bancorp's estimated combined United States federal and state income tax rate of 38%, of replacing borrowings from affiliate entities and reducing funding provided by CDs.

    The proceeds from the issuance of Capital Securities remaining after the redemption of preferred stock and repayment of borrowings described above were $45.9 million. These proceeds are expected to be used to reduce alternative funding currently provided by certificates of deposit ("CDs"). If the excess proceeds had been used for this purpose as of January 1, 1996, the Company's interest expense would have been reduced by a total of $2,724,000 based on the average CD interest rate paid by the Company during 1996 of 5.93%, with a corresponding increase in net income of $1,689,000, after giving effect to a combined United States federal and state income tax rate of 38%.

(2) The Pro Forma Condensed Statement of Income reflects, for the period presented, the reimbursement by Providian of $3.838 million of certain previously recognized employee costs incurred by Providian Bancorp on behalf of Providian. This reimbursement is required by the terms of the Employee Benefits Agreement in connection with the Distribution. For the period presented, the Pro Forma Condensed Statement of Income reflects the net tax effect, at Providian Bancorp's estimated combined United States federal and state income tax rate of 38%, of such reduction in compensation expense.

    As part of the Distribution, Providian Bancorp intends to grant stock options in lieu of vesting of equity units ("Equity Units") under the Providian Bancorp Equity Unit Plan (the "Equity Unit Plan") which, in prior periods, resulted in the recognition of compensation expense as the units vested. See "Management--The Equity Unit Plan." During 1996, Providian Bancorp recognized $11.2 million in compensation expense, which, after giving effect to a combined United States federal and state income tax rate of 38%, resulted in a $7.0 million impact on net income. This expense would not have been incurred had Providian Bancorp been a stand-alone company utilizing stock options for incentive compensation purposes, as it plans to do in the future. However, since this change is not directly attributable to the Distribution, no adjustment has been made to the Pro Forma Condensed Statement of Income.

(3) The Pro Forma Condensed Statement of Income reflects, for the period presented, the additional administrative expenses (executive salaries, professional services, business taxes and other expenses) which are estimated to be incurred by Providian Bancorp as a publicly held, stand-alone entity and the net tax effect, at the estimated combined United States federal and state income tax rate of 38%, of such additional administrative expenses. Actual future expenses may be higher or lower than those reflected in the Pro Forma Condensed Statement of Income.

(4) Certain employees of Providian Bancorp have rights to restricted stock which provides for vesting of the restricted shares over specified periods of time. As part of the Distribution, the restricted shares will vest immediately and such stock will be distributed to the holders. See "Arrangements Between Providian and Providian Bancorp--Employee Benefits Agreement." The impact to pretax earnings of such distribution will increase salary and benefit expenses $2.3 million, and, after giving effect to a combined United States federal and state income tax rate of 38%, will result in a $1.4 million impact to net income.

(5) In the Distribution, each Providian shareholder will receive one share of Providian Bancorp Common Stock for each share of Providian Common Stock held on the Distribution Record Date. Pro forma per share information is calculated using net income divided by the weighted average number of shares of Providian Common Stock outstanding (93,664,000 shares) in 1996. Fully diluted net income per common share is not presented, as it approximates net income per common share.

             PRO FORMA CONDENSED STATEMENT OF FINANCIAL CONDITION

                                                    UNAUDITED
                                             AS OF DECEMBER 31, 1996
                                       --------------------------------------
                                       AS REPORTED,                PRO FORMA
                                        PROVIDIAN    PRO FORMA     PROVIDIAN
                                         BANCORP    ADJUSTMENTS     BANCORP
                                       ------------ -----------    ----------
                                             (DOLLARS IN THOUSANDS)
ASSETS:
Cash and Cash Equivalents.............  $   82,946   $ 54,231 (1)  $  137,177
Federal Funds Sold....................     172,350                    172,350
  Consumer Loans held for
   securitization or sale.............     739,706                    739,706
Consumer Loans........................   2,939,436                  2,939,436
Other Loans...........................      10,492                     10,492
Less allowance for possible credit
 losses...............................    (114,540)                  (114,540)
                                        ----------   --------      ----------
    NET LOANS.........................   3,575,094                  3,575,094
Other assets..........................     496,354                    496,354
                                        ----------   --------      ----------
    TOTAL ASSETS......................  $4,326,744   $ 54,231      $4,380,975
                                        ==========   ========      ==========
LIABILITIES:
Deposits..............................  $3,390,112                 $3,390,112
Federal Funds purchased...............      51,000                     51,000
Notes Payable to Banks................     165,000                    165,000
Notes Payable to Affiliates...........      42,500   $(42,500)(1)         --
Other Liabilities.....................     194,988                    194,988
                                        ----------   --------      ----------
    TOTAL LIABILITIES.................   3,843,600    (42,500)      3,801,100
Company Obligated Mandatorily
 Redeemable Capital Securities of
 Subsidiary Trust Holding Solely
 Junior Subordinated Deferrable
 Interest Debentures of Providian
 Bancorp(2)...........................                160,000 (1)     160,000
Equity................................     483,144    (63,269)(1)     419,875
                                        ----------   --------      ----------
    TOTAL LIABILITIES AND EQUITY......  $4,326,744   $ 54,231      $4,380,975
                                        ==========   ========      ==========

--------
 NOTES TO PRO FORMA CONDENSED STATEMENT OF FINANCIAL CONDITION:

(1) The Pro Forma Condensed Statement of Financial Condition reflects the repayment of borrowings from Providian Bancorp's affiliates and the redemption of preferred stock held by Providian. The adjustment assumes that such repayment was funded from the proceeds of the issuance of the Capital Securities.
(2) The sole assets of Providian Capital I, the Trust that issued the Capital Securities (the common securities of which are wholly owned by the Company), are (a) $164,949,000 aggregate principal amount of the Company's 9.525% Junior Subordinated Deferrable Interest Debentures due February 1, 2027 and (b) the right to reimbursement of expenses under a related expense agreement with the Company. The Company has guaranteed payments under the Capital Securities, but only to the extent of funds held by Providian Capital I. See "Capital Securities."

 PRO FORMA REGULATORY CAPITAL

  Each of Providian Bancorp's banking entities is subject to risk-based capital adequacy guidelines as defined by its primary federal regulator. "Capital" is defined as either Tier 1 (core) which consists principally of shareholder's equity less goodwill or Tier 2 (supplementary) which is comprised of a portion of the reserve for possible credit losses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Capital Adequacy." On a pro forma, regulatory accounting basis, as of December 31, 1996, after giving effect to the consummation of the Distribution and the sale of the Capital Securities, Providian Bancorp's banking entities' capital to risk-based assets ratios would remain above "well capitalized" levels.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

  This discussion should be read in conjunction with Providian Bancorp's historical financial statements included elsewhere herein and the data set forth under "Selected Financial Data" and "Pro Forma Condensed Financial Statements" and notes thereto. However, the historical financial statements of the Company may not be indicative of the Company's future performance, nor do they necessarily reflect what the financial position and results of operations of the Company would have been had the Company operated as a separate, stand-alone entity during the periods covered.

GENERAL

  Providian Bancorp's consumer credit products include Gold Visa and MasterCard unsecured and secured credit cards, check-access revolving lines of credit and secured home equity revolving lines of credit. The primary factors affecting the profitability of consumer credit products are customer account and outstanding loan growth, interest spread on the loans, credit card usage, credit quality (delinquencies and credit losses), level of solicitation and marketing expenses, fraud losses, servicing, and other administrative expenses. The Company's revenues consist primarily of interest income revenues from finance charges assessed on outstanding loans, fees (including annual membership, cash advance, over-limit, late and other fee income), interchange income and loan servicing income. The Company's primary cash expenses are the costs of funding its loan business, which costs include interest paid on deposits and other short- and long-term notes payable as well as solicitation and marketing costs, salary and benefits, credit losses, and fraud losses. The Company has accrued income tax expense at an effective rate comparable to the income tax rate it would pay as a stand-alone entity on its net pretax income.

  A significant portion of Providian Bancorp's solicitation expenses (printing, postage, credit bureau costs, etc.) are incurred and expensed in advance of successful account additions while the revenue associated with the accounts is earned over the life of the acquired account. In accordance with generally accepted accounting principles ("GAAP"), only the direct, nonsolicitation costs associated with successful account acquisition efforts are capitalized, offset against up-front processing fees and amortized over the life of the related account. As a result, the majority of acquisition costs are expensed as incurred.

  The Company is currently a wholly owned subsidiary of Providian. Prior to the Distribution, certain contracts, licenses, agreements, joint marketing test programs and other arrangements existed between Providian Bancorp and other Providian affiliates. Services provided included management, administration, legal, financial, insurance and technical support. The contractual arrangements were made at fair value and the associated revenues and expenses were not material to the results of operations of the Company. See "Arrangements Between Providian and Providian Bancorp." Prior to the Distribution, the Company has maintained a $200 million line of credit with Providian for which it paid a market rate commitment fee. The line will be terminated upon the Distribution. The Company had no balances due under the line as of each of December 31, 1996, 1995 and 1994. The Company does not expect liquidity to be adversely affected by the termination of this line due to its access to liquidity from third-party sources. See "--Funding and Liquidity."

RESULTS OF OPERATIONS

 Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

  Net income for the year ended December 31, 1996 was $159.8 million, an increase of $24.4 million, or 18%, over net income of $135.4 million for the same period in 1995. The increase in net income was attributable to growth in managed consumer loans, which consist of the unsecured and secured credit card loans, revolving lines of credit and home equity lines of credit managed by the Company, including both on-balance-sheet and securitized loans. Managed consumer loans increased by $2.6 billion, or 39%, in the 12-month period, with 81% of the growth coming from unsecured credit card loans, 10% from home loans and 9% from secured credit cards.

This loan growth was the primary cause of the Company's 33% growth in managed revenues, which totaled $1.5 billion for the year ended December 31, 1996. The net credit loss rate increased from 3.96% to 4.82% during the year ended December 31, 1996. A significant portion of the increase in managed revenues was reinvested in new account growth across all businesses. Lower yields on unsecured credit card loans related to introductory rates on new accounts was offset by reduced direct acquisition costs associated with the universal credit card offer. In the home loan business, the Company wrote off capitalized acquisition costs of $19.2 million related to securitization while recognizing no gains upon sale. The majority of the secured credit card earnings before origination expenses of $31.9 million was reinvested in expanding the Company's account base.

 Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

  Net income for the year ended December 31, 1995 of $135.4 million represented an increase of 23% over the $110.1 million in income for the year ended December 31, 1994. The increase in net income was attributable to growth in managed consumer loans which increased by $2.0 billion, or 42%, in the 12-month period, with 83% of the growth coming from unsecured credit card loans, 13% from home loans and 4% from secured credit cards. This loan growth was the primary cause of the Company's 34% growth in managed revenues, which totaled $1.1 billion for the year ended December 31, 1995. The net credit loss rate improved to 3.96% in 1995 from 4.21% in 1994 as a result of loan growth. A portion of the increased managed revenue was reinvested in new account growth across all businesses. The Unsecured Spread Business grew as a result of the expansion of risk-based pricing. The home loan and secured card business asset bases grew by 54% and 80%, respectively. In order to support the underlying account growth, noninterest expense increased by 27% to $362.1 million.

MANAGED LOAN PORTFOLIO

  It is Providian Bancorp's practice to analyze its financial performance on a managed loan portfolio basis. In order to do so, the Company's income statement and statement of financial condition are adjusted to add back the effect of securitizing loans. Increases or decreases in the interest paid by the Company on variable rate securitizations generally are offset by corresponding increases or decreases in the amount of excess servicing income received by the Company. The Company, therefore, manages interest rate exposure on a managed portfolio basis.

  Providian Bancorp's consumer loan credit products include unsecured and secured credit cards, unsecured revolving lines of credit, and secured home equity revolving lines of credit. Since 1989, the Company has securitized unsecured credit cards and revolving lines of credit, and, beginning in 1996, has securitized home equity lines of credit. Securitized assets are not considered assets of the Company and, therefore, are not shown on the statement of financial condition. The following table summarizes the Company's managed loan portfolio:

                            MANAGED CONSUMER LOANS

                                                   YEAR ENDED DECEMBER 31,
                                               --------------------------------
                                                  1996       1995       1994
                                               ---------- ---------- ----------
                                                    (DOLLARS IN THOUSANDS)
PERIOD END BALANCES:
On-balance-sheet consumer loans............... $3,679,142 $3,181,816 $2,339,303
Securitized consumer loans....................  5,610,000  3,485,843  2,368,642
                                               ---------- ---------- ----------
  Total....................................... $9,289,142 $6,667,659 $4,707,945
                                               ========== ========== ==========
AVERAGE BALANCES:
On-balance-sheet consumer loans............... $3,509,856 $2,750,306 $1,866,492
Securitized consumer loans....................  4,381,720  2,881,483  2,256,380
                                               ---------- ---------- ----------
  Total....................................... $7,891,576 $5,631,789 $4,122,872
                                               ========== ========== ==========

IMPACT OF CONSUMER LOAN SECURITIZATIONS

  Since 1989, Providian Bancorp has actively participated in the sale of certain credit card and revolving line of credit receivables through securitization transactions. In addition, in 1996, the Company securitized a portfolio of home equity lines of credit through a bank-sponsored conduit facility.

 Cash Flow Impact

  Upon the execution of a loan securitization, the Company receives cash proceeds from investors net of underwriting fees. These proceeds are generally used by the Company to pay down on-balance-sheet liabilities such as certificates of deposit or bank borrowings or may be invested in short-term liquid investments. The investors' share of finance charge and fee collections generated by the securitized loans is distributed each month (a) to investors to pay the coupon interest on the securities, (b) to the Company to exchange additional receivables for the net credit losses incurred for the month, (c) to the Company as a fee for servicing the underlying loans, and (d) to credit enhancers and trustees for various costs and fees. Any finance charge and fee cash flow remaining after the above payments is retained by or remitted back to the Company and is referred to as "excess servicing."

  Principal cash collections generated by the securitized loans during the revolving period are retained by the Company in exchange for the transfer of additional receivables to the investors, which occurs automatically pursuant to the trust documents in order to maintain their invested amount. During the amortization or accumulation period, the investors' share of principal collections (in certain cases, up to a specified amount each month) is either distributed each month to the investors or held in a principal funding account until it accumulates to the total invested amount, at which time it is remitted to the investors in a lump sum. See "Business--Liability and Capital Management--Off-Balance Sheet Asset Securitization and Sale."

 Balance Sheet and Income Statement Impact

  Securitization transactions are treated as sales under GAAP. As a result, the securitized loans are removed from the balance sheet in exchange for cash proceeds. The Company services the accounts underlying the securitized loans and earns a stated monthly servicing fee which generally offsets the servicing costs incurred by the Company. The finance charge and fee revenue generated by the securitized loans in excess of interest paid to investors, related credit losses, the stated servicing fee and other credit enhancement costs and program or trust expenses is recognized as loan servicing income as it accrues over the life of the transaction. This component of loan servicing income is referred to as excess servicing income. The effect of this treatment is to reduce net interest income and the provision for credit losses, and to increase other income, on the Company's statement of income. For the years ended December 31, 1996, 1995 and 1994, the net interest margin was reduced by $530 million, $399 million and $338 million, respectively; the provision for credit losses was reduced by $275 million, $160 million and $125 million, respectively; and other income was increased by $254 million, $239 million and $212 million, respectively. The balance sheet and income statement treatment of securitizations will change as of January 1, 1997, because of new standards adopted by the Financial Accounting Standards Board in June 1996. See "-- Recent Accounting Pronouncements." Because the new standards are prospective in their application, they will have no effect on the Company's historical financial results.

NET INTEREST INCOME

  Net interest income is interest earned from Providian Bancorp's loan portfolios less interest expense on deposits and borrowings used to fund the loans. Managed net interest income for the year ended December 31, 1996 was $935.3 million compared to $720.2 million for the same period in 1995, an increase of $215.1 million. Managed net interest income for the year ended December 31, 1996 increased primarily due to a $2.3 billion increase in average managed loans over the prior year. The annualized net interest margin on average managed loans decreased from 11.80% for the year ended December 31, 1995 to 10.78% for the year ended December 31, 1996, as introductory rate offerings were implemented in late 1995 and have continued throughout 1996.

The Company offers both variable rate and fixed rate consumer loan products and maintains both fixed rate and variable rate funding sources. To the extent the natural repricing characteristics do not result in a matched position, the Company utilizes interest rate swap agreements to bring assets and liabilities to a relatively matched position. See "--Interest Rate Sensitivity" for a further discussion of the Company's interest rate risk management strategy.

STATEMENT OF AVERAGE BALANCES, INCOME AND EXPENSE, YIELDS AND RATES

  The following table provides an analysis of interest income, interest expense, net interest spread and average balance sheet data for the years ended December 31, 1996, 1995 and 1994:

                                                      YEAR ENDED DECEMBER 31,
                          ----------------------------------------------------------------------------------
                                     1996                        1995                        1994
                          --------------------------  --------------------------  --------------------------
                           AVERAGE   INCOME/  YIELD/   AVERAGE   INCOME/  YIELD/   AVERAGE   INCOME/  YIELD/
                           BALANCE   EXPENSE   RATE    BALANCE   EXPENSE   RATE    BALANCE   EXPENSE   RATE
                          ---------- -------- ------  ---------- -------- ------  ---------- -------- ------
                                                       (DOLLARS IN THOUSANDS)
ASSETS:
Loans (including amounts
 held for
 securitization)........  $3,535,328 $577,519 16.34%  $2,785,161 $461,340 16.56%  $1,903,424 $316,364 16.62%
Cash and Cash
 Equivalents............     264,207   14,019  5.31%     269,163   16,190  6.01%     565,917   26,033  4.60%
Federal Funds Sold......      90,013    4,455  4.95%      44,896    2,024  4.51%      35,608    1,313  3.69%
                          ---------- -------- -----   ---------- -------- -----   ---------- -------- -----
 Total interest earning
  assets................   3,889,548  595,993 15.32%   3,099,220 $479,554 15.47%   2,504,949 $343,710 13.72%
                                                                 ========                    ========
Allowance for possible
 credit losses..........     104,242                      73,198                      67,745
Other assets............     183,640                     143,651                     137,801
                          ----------                  ----------                  ----------
 Total assets...........  $3,968,946                   3,169,673                  $2,575,005
                          ==========                  ==========                  ==========
LIABILITIES AND EQUITY:
Deposits................  $2,590,038 $141,691  5.47%  $1,849,228 $105,442  5.70%  $1,499,403 $ 61,920  4.13%
Borrowings..............     685,895   48,676  7.10%     720,223   52,962  7.35%     535,318   39,739  7.42%
                          ---------- -------- -----   ---------- -------- -----   ---------- -------- -----
 Total interest-bearing
  liabilities:             3,275,933 $190,367  5.81%   2,569,451 $158,404  6.16%   2,034,721 $101,659  5.00%
                                     ========                    ========                    ========
Other liabilities.......     277,302                     251,550                     226,514
                          ----------                  ----------                  ----------
 Total liabilities......   3,553,235                   2,821,001                   2,261,235
Equity..................     415,711                     348,672                     313,770
                          ----------                  ----------                  ----------
 Total liabilities and
  equity................  $3,968,946                  $3,169,673                  $2,575,005
                          ==========                  ==========                  ==========
NET INTEREST SPREAD:
Interest income to
 average interest-
 earning assets.........                      15.32%                      15.47%                      13.72%
Interest expense to
 average interest-
 earning assets.........                       4.89%                       5.11%                       4.06%
                                              -----                       -----                       -----
Net interest margin.....                      10.43%                      10.36%                       9.66%
                                              =====                       =====                       =====

INTEREST VOLUME AND RATE VARIANCE ANALYSIS

  Net interest income is affected by changes in the average interest rate earned on interest-earning assets and the average interest rate paid on interest-bearing liabilities. In addition, net interest income is affected by changes in the volume of interest-earning assets and interest-bearing liabilities. The following table sets forth the dollar amount of the increase (decrease) in interest income and interest expense resulting from changes in the volume, rates and yields:

                            YEAR ENDED DECEMBER 31,        YEAR ENDED DECEMBER 31,       YEAR ENDED DECEMBER 31,
                                 1996 VS. 1995                  1995 VS. 1994                 1994 VS. 1993
                         ------------------------------ ----------------------------- -----------------------------
                          INCREASE                       INCREASE                      INCREASE
                         (DECREASE)  VOLUME  RATE/YIELD (DECREASE) VOLUME  RATE/YIELD (DECREASE) VOLUME  RATE/YIELD
                         ---------- -------- ---------- ---------- ------- ---------- ---------- ------- ----------
                                                           (DOLLARS IN THOUSANDS)
Interest income on
 loans..................  $116,439  $121,145   (4,706)   $135,844  $88,310  $47,534    $10,861   $26,316  $(15,455)
Interest expense........    31,963    41,486   (9,523)     56,745   30,023   26,722     (5,284)    7,485   (12,769)
                          --------  --------   ------    --------  -------  -------    -------   -------  --------
NET INTEREST INCOME.....  $ 84,476  $ 79,659   $4,817    $ 79,099  $58,287  $20,812    $16,145   $18,831  $ (2,686)
                          ========  ========   ======    ========  =======  =======    =======   =======  ========

OTHER INCOME

  Other income, consisting primarily of loan servicing income and credit product fee income, represented approximately 41% of on-balance-sheet revenues for the year ended December 31, 1996.

 Loan Servicing Income

  Loan servicing income relates directly to securitized receivables and consists of a stated servicing fee, which essentially offsets the Company's cost of servicing the securitized receivables, plus excess servicing income which represents the excess of (a) total interest and fees on the securitized receivables, over (b) credit losses generated by the receivables, the stated servicing fee, the coupon interest rate paid to the securitization investors and credit enhancement and trust administration costs.

  The Company has issued over $8 billion in public and private asset-backed securities in 18 transactions since 1989 and has increased the use of securitization as a funding source as the amount of total managed loans has increased. As of December 31, 1996, securitizations outstanding provided approximately $5.6 billion in funding, representing 60% of total managed funding, compared with 52% in 1995 and 51% in 1994. A more detailed discussion of the Company's securitization activities, including a table summarizing the Company's securitization series outstanding as of December 31, 1996, is set forth under "Business--Liability and Capital Management--Off-Balance-Sheet Asset Securitization and Sale."

  Because excess servicing income on securitized loans has the same characteristics as the net interest income, less provision for loan losses and servicing expense, of on-balance-sheet loans, excess servicing income will vary based upon the same factors. Thus, variability can result from changes in credit losses (see "--Asset Quality--Net Credit Losses") and changes in interest rates (see "--Interest Rate Sensitivity") to the extent that the receivables and investor coupons are based upon floating rate indices.

  For the years ended December 31, 1994 through 1996, loan servicing income was $209.0 million, $251.9 million and $280.1 million, respectively. The increase relates primarily to the increase in average securitized receivables, partially offset by an increase in credit losses and lower yields on unsecured credit card loans.

 Credit Product Fee Income

  Credit product fee income includes late and overlimit charges, revenues from fee-based products, membership fees and interchange income. For the years ended December 31, 1994 through 1996, credit product fee income was $57.7 million, $81.4 million and $123.7 million, respectively, reflecting increased volume in fee-based revenue associated with asset growth and product diversification.

  Late and overlimit fees are assessed monthly to late-paying or overlimit customers and totaled $12.9 million, $23.9 million and $39.1 million for the years ended December 31, 1994 through 1996. Providian Bancorp markets a number of fee-based products to its customers, including Providian Health Advantage/1/ (offering prescription and other health related referrals and discounts), Credit Protection (offering deferral of loan payments in the event of unemployment, disability and hospitalization) and Drive Pro/2/ (which offers emergency towing service, auto maintenance discounts and other auto and travel-related benefits). For the years ended December 31, 1994 through 1996, fee-based product revenue totaled $21.2 million, $24.6 million and $37.6 million, respectively. Other sources of fee revenue include annual fees and interchange income, which have also increased over the three year period ended December 31, 1996 as a result of customer volume growth.

OTHER EXPENSE

  Other expenses include loan acquisition costs, including printing, postage, telemarketing, list processing and credit bureau costs paid to third parties to implement direct mail and telemarketing account solicitation efforts. Beginning in 1993, in accordance with GAAP, Providian Bancorp has capitalized the costs associated with successful non-solicitation account acquisition efforts after offset against up-front processing fees. Capitalized acquisition costs are amortized over the "privilege period" (currently one year) for credit card loans or the estimated life of the loans for revolving lines of credit unless the loans are securitized, in which case the costs are taken as an expense prior to the loan sale. As a result, the majority of acquisition costs are now expensed as incurred. In the year ended December 31, 1996, the Company amortized $19.2 million of acquisition costs associated with the securitization of certain home equity line of credit loans.

  Salary and benefit expenses include staffing costs associated with marketing, customer servicing, collections and administration of the customer base.

  General and administrative costs include uncapitalized loan acquisition costs, third-party data processing, occupancy and other operational expenses. For the 12 months ended December 31, 1996 and 1995, total general and administrative expenses were $238.6 million and $234.2 million, respectively, reflecting declining direct mail acquisition costs and other decreases in operational expenses.

  The following table presents other expenses for the years ended December 31, 1994 through 1996:

                                                      YEAR ENDED DECEMBER 31,
                                                     --------------------------
                                                       1996     1995     1994
                                                     -------- -------- --------
                                                       (DOLLARS IN THOUSANDS)
     OTHER EXPENSE:
     Salary and benefits............................ $153,849 $113,412 $ 89,470
     Amortization of loan acquisition costs.........   41,342   14,561   54,178
     General and administrative.....................  238,613  234,161  142,176
                                                     -------- -------- --------
       Total........................................ $433,804 $362,134 $285,824
                                                     ======== ======== ========

INCOME TAXES

  Providian Bancorp's provision for income taxes includes both United States federal and state income taxes, calculated at rates comparable to the rates Providian Bancorp would pay as a stand-alone entity. Applicable income tax expense was $97.5 million, $79.4 million and $65.1 million for the 12 months ended December 31, 1996, 1995 and 1994, respectively. See the notes to Providian Bancorp's audited historical financial statements, included elsewhere herein, for further explanations of the income tax expense and a reconciliation of reported income taxes to the amount computed by applying the United States federal statutory rate to income before taxes.

ASSET QUALITY

  Providian Bancorp's delinquencies and net credit losses at any time reflect, among other factors, the quality of loans, the average age of the Company's accounts (generally referred to as "seasoning"), the success of the
--------
(1) Providian Health Advantage is a service mark of Providian Bancorp for which federal registration is pending.
(2) Drive Pro is a registered service mark of Providian Bancorp.

Company's collection efforts and general economic conditions. For the year ended December 31, 1996, the Company's net credit losses as a percentage of managed loans was 4.82%. The quality of loans is subject to the list selection and underwriting criteria used, account management initiatives, seasoning, demographic factors and other factors which are characterized by delinquency statistics.

  The level of credit losses at any given time directly impacts earnings through the establishment of new provisions for possible credit losses, which are generally dependent on historical levels of credit losses and current trends. As new portfolios of accounts are originated, management uses historical credit loss and delinquency analyses to establish reserves for possible future credit losses which are based on the aggregation of loss behavior of similar, more seasoned loan portfolios. As future net credit losses are experienced, the previously established provision will be used to absorb the credit losses. See "Risk Factors--Risks Associated with the Consumer Lending Business--Increased Credit Losses."

  It is Providian Bancorp's policy to recognize principal credit losses on all credit card, revolving line and secured card loans which become 180 days delinquent, with the exception of bankrupt accounts, which are charged-off upon determination of post-bankruptcy collectibility (generally upon appropriate verification), and deceased accountholders, which are also charged off upon determination of collectibility (generally upon verification of no estate). Home loans are reviewed upon becoming 60 days delinquent and credit losses recognized for the amount by which the book value of the loan exceeds the net realizable value of the underlying security interest. Upon charge-off, accrued but unpaid finance charge and fee income is reversed against current earnings but will be maintained on the customer's record in the event of a future recovery. Once a loan is charged-off, it is the Company's policy to continue to pursue collection of principal and interest, to the extent legally permissible. Any subsequent collections on previously charged-off loans will be recognized as recoveries.

 Delinquencies

  The following table presents the delinquency trends of Providian Bancorp's managed consumer loan portfolio for the years ending December 31, 1996, 1995 and 1994. An account is contractually delinquent if the minimum payment is not received by the next billing date.

                                                 DECEMBER 31,
                                -----------------------------------------------
                                     1996            1995            1994
                                --------------- --------------- ---------------
                                  LOANS    %(1)   LOANS    %(1)   LOANS    %(1)
                                ---------- ---- ---------- ---- ---------- ----
                                            (DOLLARS IN THOUSANDS)
MANAGED CONSUMER LOAN
 PORTFOLIO..................... $9,289,142      $6,667,659      $4,707,945
                                ==========      ==========      ==========
Loans delinquent:
  31 to 60 days................    160,074 1.73 $   99,318 1.49     60,764 1.29
  61 to 90 days................     88,439 0.95     51,709  .77     35,929  .76
  more than 90 days............    157,013 1.69     70,510 1.06     45,744  .97
                                ---------- ---- ---------- ---- ---------- ----
    TOTAL (31 DAYS PLUS)....... $  405,526 4.37 $  221,537 3.32 $  142,437 3.03
                                ========== ==== ========== ==== ========== ====

--------
(1) Calculated as a percentage of total managed consumer loans at period end.

 Net Credit Losses

  Net credit losses for consumer loans include the principal amount of losses from customers unwilling or unable to pay their existing loan balance as well as bankrupt and deceased customer accounts, less current period recoveries. Net credit losses are recognized in accordance with Providian Bancorp's policy described above and exclude accrued finance charge and fee income which is charged against the related income at the time of credit loss recognition. Losses for cardholder accounts related to fraudulent activity are also excluded from net credit losses and are included in other operating expenses.

  The managed credit loss rate stood at an annualized rate of 4.82% for the consumer loan portfolio as of December 31, 1996 as compared to 3.96% and 4.21% for the years ended December 31, 1995 and 1994, respectively. Consistent with the consumer loan industry, the Company has experienced an increase in credit losses during 1996 related, in part, to an increase in bankruptcy filings. The increase continued during the first three months of 1997. The managed credit loss rate for the first quarter of 1997 was 6.04% annualized, based on current estimates, with the increase resulting in substantial part from continuing increases in bankruptcy filings. As part of its efforts to address the increasing credit loss rates, the Company continues to refine its underwriting criteria for new accounts and has reorganized collection activities to include a centralized asset recovery effort designed to enhance its recoveries for all portfolios.

  The following table presents the Company's net credit losses for consumer loans for the periods indicated and is presented both on a financial statement reporting basis and a managed portfolio basis:

                                                 YEAR ENDED DECEMBER 31,
                                             ----------------------------------
                                                1996        1995        1994
                                             ----------  ----------  ----------
                                                  (DOLLARS IN THOUSANDS)
   ON BALANCE SHEET LOAN PORTFOLIO:
    Average Loans Outstanding(1)............ $3,509,856  $2,750,306  $1,866,492
    Net Credit Losses.......................    105,468      62,706      49,156
    Credit Loss Rate(2).....................       3.00%       2.28%       2.63%
   MANAGED LOAN PORTFOLIO:
    Average Loans Outstanding............... $7,891,576  $5,631,789  $4,122,872
    Net Credit Losses.......................    380,585     222,951     173,757
    Credit Loss Rate(2).....................       4.82%       3.96%       4.21%

--------
(1) Includes loans held for securitization.
(2) Credit Loss Rate is calculated by dividing annualized credit loss amounts by the average outstanding balances in the loan portfolio. Credit loss rates for on-balance-sheet loan portfolios are typically lower than managed loan credit loss rates, because the on-balance-sheet portfolios represent new loan outstandings and because loss rates on loan portfolios increase over time. Loans in the Company's on-balance-sheet portfolio are generally aged six months or less, while loans in the Company's managed credit card and revolving line portfolio have an average age of 31 months.

 Allowance and Provision for Possible Credit Losses

  The allowance for possible credit losses is maintained for on-balance sheet loans. Providian Bancorp maintains the allowance at a level believed to be adequate to absorb possible future losses, net of recoveries, inherent in the existing on-balance sheet portfolio. In evaluating the adequacy of the allowance for possible credit losses, the Company takes into consideration several factors, including general economic conditions, asset quality, seasoning, security, and trends in credit losses and delinquencies. The following table sets forth the activity in the allowance for possible credit losses for the periods and portfolios indicated.

                                                YEAR ENDED DECEMBER 31,
                                            ----------------------------------
                                               1996        1995        1994
                                            ----------  ----------  ----------
                                                 (DOLLARS IN THOUSANDS)
   Balance at beginning of period.......... $   93,429  $   76,218  $   75,061
     Provision for possible credit losses..    126,579      79,917      50,313
     Credit Losses.........................   (116,930)    (73,004)    (56,235)
     Recoveries............................     11,462      10,298       7,079
                                            ----------  ----------  ----------
   Balance at end of period................ $  114,540  $   93,429  $   76,218
                                            ==========  ==========  ==========
   Ending Loans Outstanding(1)............. $2,949,928  $3,071,284  $2,352,901
   Allowance as a percentage of ending
    loans outstanding......................       3.88%       3.04%       3.24%

--------
(1) Excludes loans held for securitization.

FUNDING AND LIQUIDITY

  Providian Bancorp's approach to funding its assets is to achieve a diversified funding mix and investor base by offering a variety of funding products that will appeal to a broad range of investors. It is the goal of the Company to generate funding at the lowest cost possible consistent with ensuring prudent liquidity and interest rate risk management.

  Providian Bancorp's funding is diversified, and includes direct and brokered retail and institutional deposits, term Federal funds, public and private asset securitizations and a committed revolving credit facility. In addition, within product categories, funding is further diversified in terms of the types of products offered, and the types, industries and geographical locations of investors.

  The Company offers a wide range of maturity terms for its funding products (from one week to seven years). Actual maturity distributions are dependent upon several factors, including expected asset duration, investor demand, relative costs, shape of the yield curve, and anticipated issuance in the securitization and capital markets. Maturities are managed by the types of funding sources employed and by the rates offered on different products. The goal is to achieve a balanced distribution of maturities, avoiding undue concentration in any one period. The Company monitors existing funding maturities to ensure that prudent amounts of backup liquidity are available to support the maturities, if necessary.

  The following table summarizes the contractual maturity of deposits at the Company as of December 31, 1996 and 1995:

                                DECEMBER 31, 1996               DECEMBER 31, 1995
                         -------------------------------- ------------------------------
                           DIRECT     OTHER      TOTAL      DIRECT    OTHER     TOTAL
                          DEPOSITS   DEPOSITS   DEPOSITS   DEPOSITS  DEPOSITS  DEPOSITS
                         ---------- ---------- ---------- ---------- -------- ----------
                                             (DOLLARS IN THOUSANDS)
Three months or less.... $  341,214 $  737,423 $1,078,637 $  326,380 $251,316 $  577,696
Over three months
 through
 12 months..............    643,866    378,922  1,022,788    476,398  215,886    692,284
Over one year through
 five years.............    274,888    223,149    498,037    227,691  139,395    367,086
Over five years.........        --         --         --         --       --         --
Deposits without
 contractual
 maturity(1)............    730,524     60,126    790,650    520,699      --     520,699
                         ---------- ---------- ---------- ---------- -------- ----------
Total Deposits.......... $1,990,492 $1,399,620 $3,390,112 $1,551,168 $606,597 $2,157,765
                         ========== ========== ========== ========== ======== ==========

--------
(1) Includes Money Market Deposit Accounts ("MMDAs"), secured card savings accounts, and other deposits without contractual maturities.

  The Company has refinanced the $1.1 billion of deposits due to mature within the first three months of 1997 with approximately $1.0 billion of proceeds from asset securitizations and approximately $100 million of new retail and institutional deposits. The $1.5 billion of deposits that will mature during subsequent periods are expected to be replaced as they mature with funding derived from a variety of sources, including retail and institutional deposits, term federal funds, and asset securitizations, in accordance with the Company's regular liability management programs.

  As discussed in "Business--Liability and Capital Management--Off-Balance Sheet Asset Securitization and Sale," the Company acquires a significant portion of its funding through the securitization of its receivables. The primary objectives of securitization are to diversify funding sources and to obtain efficient all-in cost of funds, including the cost of capital. The securitized receivables have been sold as securities to public or private investors using legal structures that generally provide for an interest only (revolving) period and a principal repayment (amortization or accumulation) period. Under the terms of the securitizations, once the amortization or accumulation period commences, payments from the customers on the securitized receivables are distributed or accumulated for repayment to the securitization investors and are no longer reinvested in new receivables. At that time the Company's on-balance sheet assets and funding requirements will increase accordingly.

  For diversification and flexibility, the Company uses commercial paper-based conduit facilities to securitize unsecured credit card and home equity line of credit receivables. The conduit facilities are renewed annually. Balances securitized under these facilities totaled $2,185 million as of December 31, 1996.

  The Company is participating in term securitizations which are expected to amortize over the periods indicated below based on currently outstanding securitized receivables:

                                                      AMOUNT
        YEAR                                        AMORTIZING
        ----                                   ---------------------
                                               (DOLLARS IN MILLIONS)
        1996..................................         $  0
        1997..................................          775
        1998..................................          750
        1999..................................          408
        2000..................................          542
        2001..................................           51
        2002..................................          611
        2003..................................          288

  The Company believes that it can attract deposits, borrow funds from other sources and issue additional asset-backed securities to fund the amortization schedule summarized above, although no assurances can be given to that effect. The Company believes that it has sufficient liquidity to meet its capital requirements in the foreseeable future.

  Providian Bancorp has access to a number of backup liquidity sources. Cash reserves are maintained to ensure adequate short-term liquidity. The Company's primary source of backup liquidity is a $1.2 billion unsecured committed revolving credit facility (the "Credit Facility") from a syndicate of 27 domestic and international banks scheduled to expire in May 1999. Pursuant to the Credit Facility, four Providian Bancorp subsidiaries, First Deposit National Bank ("FDNB"), Providian National Bank ("PNB"), Providian Credit Services, Inc. ("PCSI"), and Providian Credit Corporation ("PCC") (collectively, the "Borrowers"), have access to revolving loans, which bear interest determined by a competitive bid process or based on either the federal funds rate, LIBOR or the prime rate, plus a spread, depending on the timing and term of the borrowing. The Company guarantees the prompt and complete payment, when due, of the Borrowers' obligations under the Credit Facility. During 1996, the average borrowings under the Credit Facility were $429 million. The Credit Facility contains certain covenants, including, without limitation, (i) reporting and other affirmative covenants and (ii) restrictions on each of the Company and each of the Borrowers with respect to
(a) mergers, consolidation, liquidation or the disposition of all or substantially all of its assets; (b) the making of material changes in the character of its present business; (c) certain asset sales or dispositions;
(d) liens; and (e) transactions with affiliates, in each case, with certain exceptions. In addition, the Company and the Borrowers are required to meet certain financial covenants under the Credit Facility, including, with respect to the Company, meeting consolidated asset return and capital requirements and an asset delinquency test, and, with respect to the Borrowers, maintaining certain financial ratios.

  The primary goal of liquidity management at the Company is to ensure that funding will be available to support prudently all Company operations in varying business environments. The Company employs three primary strategies to maintain a strong liquidity position: diversity of funding sources; dispersion of maturities; and maintenance of backup liquidity sources. The Company manages its short-term liquidity position by projecting cash requirements, maintaining cash balances, limiting liability maturity concentrations and pre-funding large liability maturities. The longer-term liquidity position is managed by maintaining the unsecured committed revolving credit facility at the appropriate size, dispersing liability maturities, and striving to develop new funding products, markets and investors.

CAPITAL ADEQUACY

  Each of Providian Bancorp's banking entities is subject to risk-based capital adequacy guidelines as defined by its primary federal regulator. Capital is defined as either Tier 1 (core), which consists principally of shareholder's equity less goodwill, or Tier 2 (supplementary), which also includes a portion of the reserve for possible credit losses. Based on those definitions of capital, the regulations further define three capital adequacy ratios which are used to measure whether a financial institution meets "well capitalized" or "adequately capitalized" status:

                                                    "WELL     "ADEQUATELY
                                                 CAPITALIZED" CAPITALIZED"
     CAPITAL RATIO           CALCULATION            RATIOS       RATIOS
     -------------           -----------         ------------ ------------
     Total Risk-Based. (Tier 1 + Tier 2)/Total
                       Risk-Based Assets            => 10%    => 8% less than 10%
     Tier 1........... Tier 1/Total Risk-Based
                       Assets                       =>  6%    => 4% less than  6%
     Leverage......... Tier 1/Average Total
                       Assets--intangibles          =>  5%    => 4% less than  5%

  At December 31, 1996, the Company's banking entities maintained a "well capitalized" status in all risk-based capital ratio categories, as set forth below:

                                       REQUIREMENTS
                                      FOR ADEQUATELY FIRST DEPOSIT   PROVIDIAN
     CAPITAL RATIO                     CAPITALIZED   NATIONAL BANK NATIONAL BANK
     -------------                    -------------- ------------- -------------
     Total Risk-Based................      8.00%         11.18%        13.44%
     Tier 1..........................      4.00%          9.91%        12.17%
     Leverage........................      4.00%         10.81%        10.78%

  Beginning on January 1, 1997, the basis for reporting accounting transactions in the quarterly Consolidated Reports of Condition ("Call Reports") changed to conform with GAAP. New Call Report instructions reflecting such changes have been adopted by the Office of the Comptroller of the Currency (the "Comptroller"), the Federal Reserve and the Federal Deposit Insurance Corporation ("FDIC"), and are effective for Call Reports beginning with the March 31, 1997 report date. Also beginning January 1, 1997, accounting for securitizations is required to be performed in accordance with Statement of Financial Accounting Standards ("SFAS") No. 125. Prior to the March 31, 1997 Call Report, amounts deposited into spread accounts from excess servicing were not recognized as regulatory income nor booked as an asset on the Call Report balance sheet. In accordance with the new Call Report instructions, asset transfers that use excess servicing fees receivable as credit enhancement (for example, by depositing certain amounts into spread accounts) are to be reported as off-balance-sheet sales with recourse and the transferor is required to hold risk-based capital against the full amount of assets sold or a lesser amount if the transaction qualifies for "low-level recourse" capital treatment. Under the low-level recourse rules, the amount of capital required is the amount of excess servicing fees receivable (which will be reported as an interest-only strip receivable under SFAS No. 125) net of any noncapital GAAP recourse liability account associated with the asset transfer, and, based on the new Call Report instructions, net of tax liabilities incurred in connection with the transfer of assets. The Company believes that the application of the new Call Report instructions will not result in any significant change in its capital position.

  In March 1997, Providian Bancorp securitized $1.3 billion in credit card and revolving line of credit receivables and at the same time reduced a previously issued variable amount securitization by $325 million, for a net increase in securitized balances of $975 million. As a result of the sale, in accordance with SFAS No. 125, the receivables were derecognized and a gain was recorded, resulting in the recognition of an interest-only strip receivable, which required the application of the low-level recourse rules. The Company maintained the "well capitalized" status of its banking subsidiaries both before and after the recognition of this transaction.

INTEREST RATE SENSITIVITY

  Interest rate sensitivity refers to the change in earnings that results from changes in the level of interest rates. To the extent that interest income and interest expense do not respond equally to changes in interest rates, or that all rates do not change uniformly, earnings may be affected. Providian Bancorp manages interest rate risk individually for each regulated banking institution and comprehensively as a consolidated banking entity, and includes both on- and off-balance-sheet assets and liabilities in its analyses and management. The Company's goal in managing interest rate risk is to cost-effectively reduce the effect of changes in interest rates on profitability.

  The Company's receivables generally yield either a variable Annual Percentage Rate ("APR"), indexed to prime rate, or a fixed APR, set independently of market interest rates. The interest rates on the Company's liabilities are generally indexed to LIBOR or are fixed rate with prices based on United States Treasury Bond rates. These balance sheet characteristics expose the Company to two types of interest rate risk: (i) interest rate level risk, which could impact net interest income if liabilities reprice more often than assets; and (ii) basis risk, which could impact the net interest income of variable APR receivables if the spread between the prime rate and LIBOR compresses. Interest rate sensitivity at a point in time can be analyzed using a static gap analysis, which measures the gap, or mismatch, between earning assets and interest bearing liabilities subject to repricing in a given time period. The following table presents this static gap analysis as of December 31, 1996.

                                         1 YEAR & UNDER OVER 1 YEAR    TOTAL
                                         -------------- -----------  ----------
                                                (DOLLARS IN THOUSANDS)
EARNING ASSETS
Federal Funds Sold......................   $  172,350          --    $  172,350
Loans(1)................................    2,477,208   $1,212,426    3,689,634
                                           ----------   ----------   ----------
  Total Earning Assets..................   $2,649,558   $1,212,426   $3,861,984
INTEREST BEARING LIABILITIES
Deposits(2).............................   $2,704,063   $  686,049   $3,390,112
Fed Funds Purchased.....................       51,000          --        51,000
Notes Payable(2)........................      163,000       44,500      207,500
                                           ----------   ----------   ----------
  Total Interest Bearing Liabilities....   $2,918,063   $  730,549   $3,648,612
Earning assets less interest bearing
 liabilities ("gap")....................     (268,505)     481,877      213,372
Gap as a percent of total assets........        (6.21)%      11.14%        4.93%
Total assets............................                             $4,326,744

--------
(1) The Company's fixed rate credit card receivables are repriceable upon providing required notice to the customer which is generally within 30 days. The Company also has the right to increase rates upon the customer's failure to comply with the terms of the account agreement. This approach, referred to as performance-based pricing, is executed quarterly and was first introduced in the fourth quarter of 1996. In addition, the Company occasionally reprices the receivables to achieve business objectives. These objectives include profitability management, responding to customer requests, and balancing the risk/reward equation. Historically, management's use of repricing has been limited and has not impacted more than 10% of the fixed rate receivables portfolio annually. However, this is expected to increase in future periods as a result of the introduction of performance-based pricing. Because the fixed-rate receivables have no stated maturity or repricing period, the Company has used its best estimate of the effects of performance-based pricing and historical attrition patterns to estimate their repricing characteristics.
(2) Includes the effect of interest rate swap agreements that modify the repricing characteristics of these liabilities. At December 31, 1996, the Company had outstanding interest rate swap agreements with a notional amount of $345.5 million modifying the repricing characteristics of debt and deposits. Of this amount, $305.5 million was allocated to deposits and $40 million was allocated to debt. In addition, $200 million of the interest rate swap agreements are basis swaps assigned to deposits and do not affect the timing of the deposit's repricing. The remainder of the swaps convert fixed rate deposits or debt into variable rate liabilities and have the effect of moving liabilities from the over one-year time period into the under one-year time period.

  The primary tool the Company uses to monitor interest rate risk for its operations is net interest income simulation analysis. Net interest income simulation is used to measure the banking operations' future earnings under multiple interest rate scenarios against plan earnings under a baseline interest rate scenario. The measurement of net income dispersion is performed under the assumption that management does not react to the changed interest rate environment with any action designed to counter its effects. The multiple interest rate scenarios include changes in the shape of the yield curve, as well as changes, ranging from 50 to 400 basis points, in the general level of interest rates and in the relationship between the prime rate and LIBOR. The largest simulated reductions in net interest income generally occur in rapidly rising interest rate scenarios. The most extreme scenario reduced net interest income for the subsequent twelve months by approximately 10%, compared to a flat interest rate scenario. The results of these net interest income simulations are compared to levels deemed appropriate by management, and are referred to management for appropriate responses.

  The Company strives to manage acceptable risk levels by seeking to maintain a relatively interest-rate neutral position on the managed balance sheet by generally matching the repricing characteristics of the assets and liabilities. The first tool used to achieve the matched position is the natural repricing structure of the on- and off-balance-sheet assets and liabilities. Fixed rate liabilities generally fund fixed APR assets, while variable rate liabilities generally fund variable APR assets.

  When the natural repricing characteristics of the assets and liabilities do not result in a relatively interest rate neutral position, the Company's subsidiaries will engage in derivative transactions to change the repricing structure of underlying assets or liabilities. The objective for the use of these hedges is to reduce interest rate risk by more closely aligning the repricing characteristics of the assets and liabilities. One hedging strategy employed by the Company is to swap LIBOR-indexed variable rate liabilities into fixed rate funding to support fixed rate assets. In this case, the Company's subsidiary banking entity agrees with a counterparty to exchange interest payments on a notional amount for a fixed period, with the bank making payments to the counterparty based on a fixed interest rate and the counterparty making variable payments to its subsidiary bank based on LIBOR. The Company has also utilized basis swaps, in which its subsidiary bank swaps LIBOR-indexed variable rate liabilities to Prime-indexed variable rate liabilities, to fund Prime-indexed variable rate assets. Both of these examples result in assets and liabilities that have matching repricing terms. The Company also employs interest rate caps, where, for an up-front fee, a counterparty agrees to pay the Company's subsidiary bank the difference between a negotiated rate and LIBOR, if positive, on a notional amount for a fixed period. These transactions result in funding for fixed rate assets that is capped at a given rate to minimize net interest margin compression in a rising interest rate environment.

  All of the Company's hedging transactions settle either monthly or quarterly, with either the counterparty or the Company remitting to the other the net payment, if any, for that period. The cash requirements of the Company, if any, resulting from these payments are met with general operating cash balances. All transactions are over-the-counter swap and cap transactions executed with highly rated United States and international banks under standard form Master Agreements of the International Swaps and Derivatives Association, Inc. ("ISDA"), and hedge identified interest rate risks for both accounting and tax purposes. The Company does not trade in derivatives or use derivatives to speculate on interest rates or as an investment vehicle. The following table presents the notional amounts of interest rate swap agreements and caps purchased/floors sold for the periods presented:

                                                    YEAR ENDED DECEMBER 31,
                                                 ------------------------------
                                                    1996       1995      1994
                                                 ---------- ---------- --------
                                                     (DOLLARS IN THOUSANDS)
     Interest rate swap agreements.............. $1,300,000 $1,400,000 $600,000
     Interest rate caps purchased and floors
      sold...................................... $1,500,000 $1,000,000 $300,000

  The Company manages credit risk arising from derivatives transactions through a rigorous ongoing credit review, approval and monitoring process. "Credit risk" is defined as the risk that a loss will occur as the result of a derivative counterparty defaulting on a contract when the contract is in a favorable economic position to the Company. Master netting agreements are entered into with swap counterparties to reduce the exposure to credit risk with the individual counterparty. Credit limits are established for each counterparty and are analyzed based on total net credit exposure. In the event that an individual derivative counterparty credit risk exceeds the pre-established credit limit as determined by the Company, action is taken to limit the exposure with the counterparty. The Company also monitors exposure to counterparty credit risk through the performance of sensitivity testing. Probabilistic worst-case scenarios are considered to determine the credit risk exposure on derivatives associated with the individual counterparty. This exposure is then aggregated with other non-derivative credit risks associated with the individual counterparty to determine compliance with the total individual counterparty credit limit established by the Company during the credit review process.

RECENT ACCOUNTING PRONOUNCEMENTS

  In June 1996, the Financial Accounting Standards Board issued SFAS No. 125, which provides new accounting and reporting standards for sales, securitization and servicing of receivables and other financial assets and extinguishments of liabilities. The statement provides for application of the financial-components approach which focuses on control over the assets being transferred or retained. Under the financial components approach, upon transfer of financial assets that are to be recorded as a sale, an entity must
(a) recognize all financial and servicing assets (or portions thereof) that it still controls, as well as all liabilities that it has incurred, and (b) derecognize all financial assets (or portions thereof) that it no longer controls, as well as all liabilities that have been extinguished. The statement also requires that a gain or loss be recognized for the difference between the proceeds of the sale and the cost of the assets sold.

  Since only prospective application of the pronouncement is allowed, Providian Bancorp will adopt SFAS No. 125 for transactions occurring after December 31, 1996. Although SFAS No. 125 is prospective in its application, it will have an impact on securitization transactions entered into prior to January 1, 1997, because it requires reclassification of certain related assets and because its provisions apply to ongoing sales of receivables during the reinvestment period for these securitization transactions. Accordingly, the related reserve account receivable balances will be subsequently measured like investments in debt securities classified as available-for-sale under SFAS No. 115 with the fair value expected to approximate book value. Servicing assets have not been recognized on these transactions and, therefore, will not be recorded in future periods. The sellers' interest in the securitized receivables will continue to be classified as loans receivable at par less associated allowance for possible credit losses. Additional monthly sales of receivables during the reinvestment period will be treated as new securitization transactions with gains recognized each month during the reinvestment period and the offsetting asset classified as an interest only strip receivable available for sale.

  The application of SFAS No. 125 to monthly sales of receivables with respect to securitization transactions originated prior to January 1, 1997 is estimated to increase net income by approximately $24 million for the year ended December 31, 1997, as a result of recognizing gains upon the dates of transfer as opposed to recognizing excess servicing income as it is received monthly. This impact is non-recurring because for the first six to eight months of 1997, the Company will recognize both excess servicing income generated by balances existing as of December 31, 1996, and gains on additional monthly sales into these existing transactions during 1997. The amount and timing of any increase in income resulting from the application of SFAS No. 125 to transactions originated prior to January 1, 1997 are, however, dependent on the performance of the underlying receivables. In addition, the impact from the application of SFAS No. 125 to transactions originated subsequent to January 1, 1997 is dependent on the amount and timing of future securitizations.

                                   BUSINESS

GENERAL

  Providian Bancorp is a diversified consumer lender, operating in a broad borrowers' market. The Company offers a range of lending products, including Gold Visa and MasterCard credit cards, check-access revolving lines of credit, home equity loans, secured credit cards, insurance premium finance, and a variety of fee-based products and services. Through these products and services, the Company seeks to achieve diversified earnings sources, with both spread-based and fee-based income from loans and related products and services. The Company believes that the consumer lending sector will continue to provide opportunities for growth in the future.

  Providian Bancorp develops its customer relationships through direct mail and telephone. The Company strives to deliver flexibility, convenience, customized value and excellent service in order to build and sustain a continuing primary lender relationship with its customers. Providian Bancorp's goal is to profitably meet the borrowing needs of consumers to whom borrowing is important. In pursuit of this goal, the Company uses a customer-focused market-driven business approach that emphasizes market selection, customer targeting, customer acquisition and profitability management. This approach, which the Company refers to as an "engineering approach," is technology and information intensive, and analyzes the extensive data collected from Company operations and test programs to identify and respond to consumer needs based on actual behavior in the marketplace. Utilizing this engineering approach, the Company has evolved from a one-market, one-product company in 1985 to a multi-market, multi-product provider of consumer financial services.

  Providian Bancorp's strategy is to solicit consumer responses with a broadly appealing or "universal" offer for loan products which can be customized to meet individual needs at the time of sale. Once a portfolio of accounts has been originated, the Company employs a relationship-centered customer management strategy wherein portfolio risk and profitability are continuously reevaluated, and account terms adjusted as circumstances change, in an effort to provide long-term value to customers while balancing risk and reward so as to achieve targeted returns. The Company believes that its capabilities in the areas of risk control, direct marketing efficiency, customer management, development and testing are central to the successful implementation of its strategy, and that the engineering approach is the key to its disciplined execution.

  As of December 31, 1996, Providian Bancorp had more than 3.8 million consumer loan accounts, with managed loans outstanding of approximately $9.3 billion.

  The Company is the 13th largest issuer of Visa and MasterCard credit cards in the United States, as reported in the January 1997 Nilson Report. Following is a summary of the managed loans outstanding as of December 31, 1996:

                                     RECEIVABLES
                                     OUTSTANDING   PERCENT    NUMBER    PERCENT
     PORTFOLIO:                     (IN THOUSANDS) OF TOTAL OF ACCOUNTS OF TOTAL
     ----------                     -------------- -------- ----------- --------
     Credit Card Loans(1)..........   $7,843,695     84.43%  3,027,437    78.67%
     Home Equity Loans.............      944,543     10.17      31,556     0.82
     Secured Credit Card Loans.....      466,798      5.03     732,530    19.03
     Other Consumer Loans..........       34,106      0.37      57,130     1.48
                                      ----------    ------   ---------   ------
       Total Managed Loans.........   $9,289,142    100.00%  3,848,653   100.00%
                                      ==========    ======   =========   ======

--------
(1) Credit Card loans include unsecured revolving lines of credit.

  The relative contribution to managed revenues from the above portfolios in 1996 was 85% from credit card loans, 8% from secured credit card loans and 7% from home equity loans. Accounts in each portfolio generate both spread-based and fee-based revenue. The 1996 mix of spread-based and fee-based revenue by product portfolio and total portfolio is as follows:

     PORTFOLIO:                                           SPREAD-BASED FEE-BASED
     ----------                                           ------------ ---------
     Credit Card Loans(1)................................      90%         10%
     Home Equity Loans...................................      99           1
     Secured Credit Card Loans...........................      46          54
                                                              ---         ---
       Total Portfolio...................................      87%         13%
                                                              ===         ===

--------
(1) Credit Card loans include unsecured revolving lines of credit.

  Providian Bancorp was founded in 1981. Its principal operating subsidiary, FDNB, was acquired by the Company in the same year. In 1985, after extensive research and testing, the Company introduced its first product, an unsecured Visa credit card with no annual fee, low minimum payments and an immediate cash advance. By applying its technology and information intensive engineering approach to systematically test and develop new products, the Company has evolved into a nationwide consumer lender, with a significant presence in secured and unsecured credit cards and home equity lending. Many of the Company's product innovations, including the no-annual fee credit card and low minimum payments, have been widely copied in the industry.

  Providian Bancorp has various wholly owned financial institutions and other wholly owned subsidiaries through which the Company conducts its business. Each of these entities performs a particular role in support of the business, depending, in part, on the powers it is granted from its chartering regulator or its state incorporator. To the extent legally permissible, however, the Company's various business areas are operated in a consolidated manner among the different legal entities. The Company's lending activities are currently conducted through three entities in addition to FDNB: PNB, PCSI and PCC. FDIC-insured deposits are accepted by FDNB, PNB and PCSI. A variety of servicing activities are performed in support of FDNB, PNB, PCSI and PCC by Providian National Bancorp ("PNBC"), another wholly owned subsidiary of the Company.

  Providian Bancorp plans to change its name to Providian Financial Corporation shortly before the Distribution.

INDUSTRY OVERVIEW

 Credit Cards

  In recent years, a growing portion of consumer expenditures have been made through credit cards. According to a January 1996 Bernstein report on the credit card industry, personal consumption expenditures occurring through credit cards grew to approximately 17% of the total of such expenditures in 1995, compared to approximately 11% in the early 1980s. Of the major payment mechanisms in the United States, including cash, checks and credit cards, credit cards have grown the fastest since 1990, at a rate three times as fast as cash and checks, according to the January 1996 Bernstein report. In addition, Bear Stearns & Co. Inc., in September 1996, reported that revolving credit (mainly credit card debt) has doubled its share of total consumer credit since 1980, rising from less than 20% to almost 40%.

  Credit cards can be broadly divided into the private label and general purpose categories. "Private label cards" are issued by or on behalf of, and are typically only accepted by, a particular merchant, e.g., gas or department store credit cards. Providian Bancorp does not participate in the private label card segment of the industry. There are two principal types of "general purpose cards:" (i) charge cards, also known as travel and entertainment cards (e.g., American Express and Diner's Club/1/), which allow consumers to make purchases but
--------
(1) Diner's Club is a registered trademark of Citicorp Diners Club Inc.

require that they pay off their accumulated charges in full at the end of each billing period; and (ii) revolving credit cards (e.g., Visa, MasterCard, Discover and Optima/1/), which give consumers similar purchasing privileges and also extend them credit, either through cash advances, balance transfers or the "revolving" of purchase balances.

  General purpose cards, unlike charge cards, are used by consumers for two distinct purposes: as a transaction vehicle, affording access to a convenient payment system, and as a vehicle for borrowing money. The Company participates primarily in the borrowing segment of the market.

  General purpose cards may be further distinguished by whether they are proprietary (Optima, Discover) or association-based bank cards distributed by banks that are members of one or both of the bank card associations, Visa and MasterCard. The Company is a significant participant in the bank card market. The bank card segment, which makes up approximately 89% of general purpose card receivables according to the December 1996 Bankcard Barometer, is comprised of over 13,000 U.S. issuers, the majority being regional as opposed to nationwide issuers. However, the industry is increasingly dominated by the top 20 nationwide issuers. According to a February 27, 1996 Bear Stearns report, at the end of 1995, the top 20 bank card issuers were responsible for approximately 64% of all card receivables outstanding, compared to 52.5% at the end of 1991.

 Secured Credit Cards

  A rapidly emerging type of credit card is the "secured card," which requires the customer to deposit funds into an interest-bearing account as collateral for all or part of the line of credit. Secured cards are primarily targeted to United States households with limited or damaged credit histories. MasterCard International Incorporated sources estimate that the potential secured card market includes approximately 17 million United States consumers and that the number of secured card accounts has grown from approximately 0.7 million in 1992 to between 2.5 million and 3.5 million in 1995.

 Home Equity Lending

  The home equity market is growing and highly competitive. The amount of available equity in United States homes is estimated to be approximately $3.7 trillion. Current market penetration is estimated at between $350 billion and $400 billion in total amounts outstanding, leaving a substantial amount of market growth available. Competition in the home equity loan market remains fragmented. The total number of lenders in the industry continues to increase substantially, and lenders are beginning to compete more aggressively on rates and terms. Although there are many lenders, few lenders have a significant market share. The Company believes that the environment is favorable for home equity lenders given the high level of consumer debt outstanding that might be consolidated, the low delinquency and charge-off levels associated with home equity lending as compared to consumer lending in general, and the favorable tax treatment accorded home equity loans. See "Risk Factors--Intense Competition" and "Regulatory Matters--Legislative Developments."

BUSINESS STRATEGY

  Providian Bancorp's strategy is centered on the development of "universal" product offers that are designed to appeal to a broad range of consumers within its target markets, utilizing specific terms that can be customized at the time of sale to meet individual borrowing needs. Drawing upon its proprietary databases and analytical techniques, the Company has developed its own targeting and credit models which are used to identify qualified consumers. When a consumer responds to an offer, the Company uses internally developed technology to customize credit lines, rates and terms in a manner designed to meet the consumer's needs. The goal is to meet as many of these needs as possible, within the Company's risk parameters, in order to become the consumer's "primary lender." Following account origination, the Company monitors account performance on an individual and portfolio basis and utilizes a variety of customer management tools in an effort to build long-term relationships with customers while controlling portfolio risk and achieving targeted returns.
--------
(1) Optima is a registered trademark of American Express Company.

  To execute its strategy, the Company relies on its information and technology intensive engineering approach to market selection, customer targeting, customer acquisition and profitability management. The engineering approach focuses on the customer relationship, particularly on the number of relationships and the profitability of each relationship. Credit lines and terms are customized to meet individual needs. The Company believes that this engineering approach has been a key to its financial success.

  Providian Bancorp has invested significant resources in the development of four key capabilities that are central to the engineering approach: (i) market selection (segmenting consumer markets to identify as potential customers those individuals whose needs are underserved and meet the Company's risk and profitability goals); (ii) customer targeting (attracting customers through focused marketing and sales strategies and distribution systems tailored to their needs); (iii) customer acquisition (efficiently providing customized products and services that respond to consumer needs so as to foster long-term, profitable customer relationships); and (iv) profitability management (balancing of risk and return in order to achieve targeted profits, with investment focused in the areas that management views as having the highest value, including the continuous improvement of operations). The Company believes that these capabilities have more lasting value and are more difficult to duplicate than product designs and marketing strategies. In particular, the Company believes that its market-driven customer focus, its integrated pricing, credit and collections strategy, its targeting and database management capabilities, and its disciplined execution are all part of the engineering approach that has contributed to the Company's results.

  Providian Bancorp seeks to utilize its targeting and database management capabilities to generate business and customer leads. The Company then combines pricing, credit and collections into one integrated strategy as a means of controlling risk and seeking high margins and returns. Pricing decisions are based on an analysis of risk, as well as on competitive factors and customer price sensitivity. Credit decisions are based on the Company's credit philosophy and its experience in managing credit risk. Collections efforts focus on the action or inaction of the customer ("event-driven"), rather than on the passage of time ("time-driven"). A separate asset recovery group focuses on closed accounts where recovery of amounts due is the only objective. The results of each business division's experience in the pricing, credit and collections areas are shared in an effort to strengthen the Company as a whole.

  Providian Bancorp seeks to apply a disciplined approach in the execution of its strategy. Proposed changes to loan terms, pricing, product features, solicitation package design, account origination criteria, customer management programs and other practices are tested against existing practices prior to implementation. Only those changes that the Company believes improve upon the existing or "control" package or practice are implemented on a broader scale. All tests and rollouts are subject to risk control procedures designed to ensure that consideration of credit, legal, compliance, marketing and operational risks is incorporated into the decision-making process. In addition, the Company engages in a continuous process of data gathering and evaluation in an effort to ensure that feedback from past and current programs, including customer response and performance characteristics, are included in the development of future business plans. The Company seeks to use these "feedback loops" to challenge and improve upon all of its products and practices. For this reason, the product features and other aspects of the Company's business, as described below, are continually evolving in response to the market and the Company's evaluation of past experience.

UNSECURED SPREAD BUSINESS

 General

  Providian Bancorp's unsecured spread business division (the "Unsecured Spread Business") originates, maintains and services unsecured consumer loans generated through two distinct product lines: Credit Card and Revolving Line. In its "Credit Card" portfolio, the Company offers Gold Visa and MasterCard credit cards to consumers who are expected to qualify for unsecured credit. The Company (through its financial institution subsidiaries on a combined basis) ranks as the 13th largest issuer of bank credit cards in the United States, as reported in the January 1997 Nilson Report. Although the Company's financial institution subsidiaries are members of both Visa U.S.A., Inc. and MasterCard International Incorporated, they have historically originated primarily Gold Visa accounts. Outstanding managed balances in the Company's credit card portfolio totaled $6,497,269,000 as of December 31, 1996, an increase of 47% over the $4,421,226,000 outstanding as of December 31, 1995. In its "Revolving Line" portfolio, the Company offers an open-end, revolving line of credit that is accessed through checks provided to the customer. This product, called "Capital Cash,"/1/ is targeted to creditworthy customers who tend to revolve balances but who prefer to use checks rather than credit cards. At December 31, 1996 outstanding managed balances in the Revolving Line portfolio totaled $1,346,426,000, an increase of 4.3% from the $1,290,974,000 outstanding at December 31, 1995. At December 31, 1996, the average balance for Credit Card and Revolving Line accounts was $2,591; the average balance for open accounts with balances greater than $1 was $4,180; and the percentage of accounts delinquent for 31 days or more was 4.08%.

  Both Credit Card and Revolving Line products are marketed to consumers nationwide, primarily through the direct mail and telemarketing channels. The Company uses proprietary technology and credit models to target creditworthy consumers who are believed to be responsible borrowers and who are likely to respond to the credit offer and revolve their balances.

  Providian Bancorp's strategy for its Credit Card and Revolving Line businesses is to solicit consumer responses with a "universal" offer designed to appeal to a broad market, utilizing flexible product features that can be tailored to match an individual customer's credit needs and credit profile at the time of sale. By striving to deliver value tailored to customer-perceived needs, the Company seeks to establish a primary lender relationship with the customer. At account origination, pricing and credit limits are established on an individualized basis, based on the customer's risk profile and the customer's loan feature preferences and price sensitivity. In this manner, the Company seeks to configure a set of terms that meets the customer's needs as well as the risk/return parameters established by the Company. The Company continually monitors the payment performance and risk profiles of its accountholders, and may adjust the benefits and pricing on the accounts as the relationship evolves. Under the Company's primary lender strategy, creditworthy customers are currently offered credit lines of up to $20,000 where necessary to meet their borrowing needs and considered prudent in light of their credit attributes. The Company also offers savings to new customers with introductory rates (which may be as low as 0%) for an initial courtesy period.

  Providian Bancorp offers unsecured loan products having both fixed and variable rates. The Company reserves the right to modify the rates on the accounts in the future. Rates may be adjusted to reflect changes in the customer's credit profile after the account is opened, and most accounts include performance-based pricing terms pursuant to which the rates will increase automatically in the event the customer fails to comply with certain terms of the account agreement. The Company typically charges late payment fees, returned check fees and overlimit fees, and may charge other fees it considers appropriate. Any of these fees may be waived or modified at any time. The Company generally does not charge an annual fee on Credit Card or Revolving Line accounts, although a small portfolio of accounts is charged a credit line fee based on the unutilized portion of the line. The Company also offers a credit protection service to customers for a fee. This service permits the customer to temporarily suspend such customer's payment obligations under the account agreement in limited circumstances involving unemployment, disability and hospitalization. Other add-on fee products are also offered to Credit Card and Revolving Line customers. See "--Fee-Based Products" below.

  Each of the Company's financial institution subsidiaries uses account origination, underwriting and servicing procedures which are substantially similar for both Credit Card and Revolving Line products.

--------
(1) Capital Cash is a registered service mark of Providian Bancorp.

 Underwriting Procedures

  Providian Bancorp's credit screening process begins with a "prescreening" review which identifies creditworthy consumers who are likely to be eligible for a loan. These consumers generally receive direct mail solicitations or solicitations by telephone. Responses from applicants are subject to a "back-end verification process" in which an applicant's credit information is reviewed a second time, updated and verified against criteria established by each institution's loan committee.

  In the "prescreening" process, the Company provides a set of credit criteria directly, or indirectly through a third party, to credit bureaus. The bureaus screen their databases and generate a list of names with the desired attributes. The list is further refined by applying an additional set of targeting criteria which have been derived by the Company from a statistical modeling of attributes from previous mailings, behavioral usage and credit risk. This final list is then statistically verified by the institutions to ensure that the list complies with the criteria supplied.

  Targeted individuals who receive the solicitations must respond in writing or by telephone to initiate the back-end verification process. Once the response is received and verified, the Company provides each person who responds within the time period specified an opportunity to accept a line of credit generally ranging from $300 to $20,000, based on the customer's credit profile and other relevant criteria.

  Each accountholder is subject to an agreement governing the terms and conditions of the account. Pursuant to such lending agreement, the institution that owns the account reserves the right to change or terminate any terms, conditions, services or features of the account (including increasing or decreasing monthly periodic charges, other charges or minimum payments). By their terms, the lending agreements are governed by New Hampshire law (or Utah law, in the case of PCSI). Credit limits are adjusted periodically based upon the Company's continuing evaluation of an accountholder's credit behavior.

  In 1991, PNB acquired a portfolio of MasterCard accounts, the outstanding balances of which aggregated $72.5 million as of December 31, 1996. Those accounts were originally opened using criteria established by the institution from which the accounts were purchased and were selected by PNB based on a credit scoring formula acceptable to PNB. Other portfolios of consumer revolving credit accounts may be purchased by the Company's subsidiaries from other institutions from time to time, using credit screening procedures and criteria acceptable to the acquiring subsidiary. However, except for the acquisition noted above, the Unsecured Spread Business has relied on direct customer acquisition strategies, rather than on portfolio acquisitions, to fuel its growth.

  The Company tracks and tests the results of account solicitations made to potential customers. The Company's management information systems are designed to enable management continuously to monitor the effectiveness of its prescreening and underwriting criteria. Criteria are periodically modified based on the results obtained from this process.

 Collections

  In an effort to minimize credit losses on existing accounts, Providian Bancorp's financial institution subsidiaries periodically update the credit profiles of their customers. This update allows the institutions to reassess the probability of default and more actively manage higher risk accounts. Current collection practices are characterized by quick intervention upon any missed payments, automated calling systems designed to improve efficiency in contacting customers, and close monitoring of delinquencies and charge-offs. Collections practices are revised from time to time in accordance with the Company's experience.

  Current collection policy consists primarily of the following: (i) statements are sent monthly and accountholders have approximately 30 days after the statement date to remit payments before an account is considered past due; (ii) risk assessment and segmentation models are used to determine when to contact accountholders by telephone after an account balance becomes past due, with an emphasis on early intervention for those accounts with the highest risk; (iii) arrangements may be made with accountholders to extend or change payment schedules; (iv) collection efforts are event-driven and, thus, accounts are escalated to more experienced collectors, suspended, closed, and/or referred to the legal collections unit, based on customer behavior rather than on the passage of time; and (v) legally permissible collections activities continue after an account is charged off.

  The Company's policy is to charge off the principal balance of delinquent accounts no more than 180 days after the delinquency occurs (210 days after the date of the billing statement), unless the accountholder cures the default by making a partial payment which qualifies under the Company's standards. Related interest and late fee charges are written off as a reversal of interest income. Account balances for deceased account obligors are written off upon determination of collectibility (generally, upon verification of no estate). Account balances for bankrupt accountholders are written off upon determination of post-bankruptcy collectibility (generally, upon appropriate verification). Because accountholders for whom the Company receives notice of bankruptcy filing are sometimes current in their payments up to the time of notification, these accounts may be charged off without having been delinquent.

 Geographic Diversification

  Providian Bancorp's Unsecured Spread Business portfolio is well-diversified geographically, since the distribution of outstanding balances among the states generally reflects their relative shares of the United States population. As of December 31, 1996, the states in which outstanding balances are most heavily concentrated are California (13.59%), Texas (7.34%), New York (6.67%), Florida (5.16%), Pennsylvania (4.29%), Illinois (3.99%), Ohio
(3.98%), Michigan (3.23%) and North Carolina (3.19%).

PROVIDIAN HOME LOANS

  Providian Bancorp's Providian Home Loans division ("PHL") is its second largest business (after the Unsecured Spread Business) in terms of asset size. The Company originates and services home equity lines of credit to targeted individuals through direct mail and telemarketing, serving consumers in approximately 120 Metropolitan Statistical Areas ("MSAs") in 26 different states, which states represent approximately 70% of the United States population. According to The American Banker on June 17, 1996, FDNB ranked among the top 30 revolving home equity loan originating banks. From December 31, 1995 to December 31, 1996, PHL's outstanding managed balances increased from $716 million to $945 million, an increase of 32%.

  Providian Bancorp's strategy for PHL is to target homeowners with significant debt, and to offer them a home equity line of credit for debt consolidation and savings (provided by a lower interest rate and tax advantages). By taking a security interest up to the value of the home, the Company can offer an attractive opportunity to customers who might otherwise be unable to achieve debt consolidation, while managing the Company's risk in a manner the Company considers prudent. Many of the skills employed at PHL to execute this strategy were originally developed in the Unsecured Spread Business. These skills, including database marketing, targeting and risk management, have been adapted and refined by PHL specifically for the home equity lending business. As with all of the Company's businesses, product testing is an integral part of PHL's business strategy.

  PHL's business strategy, derived from the Company's engineering approach, focuses on the following principles: (i) evaluating the borrower's credit history in addition to the value of the real estate which secures the loan;
(ii) marketing through the direct mail channel, which allows both customer and regional selectivity and the ability to react quickly to local economic and real estate market changes; (iii) utilizing a two-step process of lead generation and lead conversion with a universal offer and customization at the back end; and (iv) establishing primary lender relationships by successfully targeting borrowers.

  The Company's home equity line of credit is currently structured as a 15-year loan, with a 10-year revolving term followed by a five-year amortization period. Opening the account requires a cash advance and additional draws up to the credit limit are accessed by checks. Interest rates are variable, based on the prime rate. Credit lines, loan-to-value ("LTV") ratios and interest rates (the spread above prime), within limits preestablished for each customer, are determined by collateral and credit quality levels.

  As part of its market identification process, the Company has developed a regional economic database which contains key economic statistics on an MSA and state level. This database is used in conjunction with consumer data to identify potential customers. The decision to enter or exit a particular geographic market is based on a thorough analysis of the information in this database, including the concentration of homeowners within a given MSA and state, the health of the regional economy, the condition of the single family housing market and the incidence of foreclosure or delinquency within the market.

  As in the Unsecured Spread Business, the Company uses proprietary models to prescreen and target individuals whom the Company considers to be creditworthy and to have an appetite for debt consolidation. Using proprietary underwriting criteria, the Company segments responding individuals based on credit risk, collateral values and market risk. In this process, the Company seeks to determine the prospective customer's probability of default before deciding on LTV limits. The segmentation process is designed to enable the business to match loan collateral requirements to customer/loan risk levels. Higher LTV ratios, of up to 100%, can be offered in situations where the Company considers it warranted due to the customer's historical credit performance and other factors. The Company estimates that approximately 25% of outstanding balances in its PHL portfolio were exposed over the 85% LTV level as of December 31, 1996 (using the estimated value of collateral properties as of December 31, 1996, based on the appraisal or evaluation obtained at account opening and on market value trends in the subject property's MSA). PHL also employs a risk-based pricing strategy that is a function of borrower risk and collateral risk in an effort to ensure that the Company is appropriately compensated for the risks incurred.

  By using a direct marketing channel rather than a branch-based distribution system, the Company seeks to avoid high overhead costs and maintain the flexibility to enter and exit geographic markets easily. This flexibility is another key tool in the overall risk management strategy of the business. Credit bureau prescreens are the primary source for lead generation. Leads have also been obtained on a selected basis from other channels, such as telemarketing, mortgage brokers, existing Unsecured Spread Business customers, and through the purchase of vertical lists of new homeowners.

  Using guidelines provided by PHL's proprietary transaction profitability models, telemarketers customize account features directly with interested consumers, thereby allowing a customer's loan to be tailored to such consumer's individual needs. Each loan parameter, including line size, cash advance level and pricing, is analyzed in the profitability models in an effort to ensure that the account will meet business profitability and risk guidelines. As an additional tool to manage risk, the Company generally will not grant a large unutilized credit line in excess of the amount borrowed at closing. Once terms have been finalized with the customer, account documentation for the line of credit is individually printed in the Company's operations centers so that it reflects the specific terms applicable to each customer's account. For certain customers, the Company has also offered fixed rate, amortizing first mortgage loans in conjunction with the Company's home equity line of credit product, primarily as a customer retention strategy. The Company does not expect the first mortgage share of the home loan portfolio to exceed 10%.

  PHL's collections efforts are internally managed, from the initial contacts with the borrower and all correspondence up to the time that an account is referred to outside counsel for foreclosure.

  The PHL portfolio is geographically well-diversified among the MSAs in which the Company does business. As of December 31, 1996, San Francisco-Oakland-San Jose is PHL's largest MSA and comprises 11.52% of total portfolio balances. Chicago is the next largest MSA comprising 8.32% of total portfolio balances, followed by Detroit with 8.11%. The states in which outstanding balances are most highly concentrated are California (15.6%), Michigan (10.57%), New York (10%), Illinois (9.03%), Ohio (6.89%), Washington (5.84%), and Florida (4.41%).

UNBANKED BUSINESS

  Providian Bancorp's Unbanked Business division ("Unbanked Business") was established in 1991 to serve a segment of the United States population that the Company believes had been, and continues to be, largely underserved by traditional financial institutions. To date, the most successful entry product for this market segment has been a credit card secured by a savings deposit. Under this program, the customer opens an interest-bearing, FDIC-insured savings account, and makes an initial deposit, which is normally at least $200 and may be up to $5,000. The customer grants the Company a security interest in the savings account in order to protect the Company against losses on the customer's credit card account. Interest paid on the savings account varies with the amount deposited.

  Through its Unbanked Business, the Company serves individuals who typically have limited access to credit and are unable to use the credit card payment system due primarily to a lack of credit history or past credit problems. The business offers these consumers access to the payment system and an opportunity to establish or reestablish their credit standing.

  The Unbanked Business' primary product currently is a secured Visa Classic credit card account with an application fee and an annual membership fee. MasterCard credit cards have also been offered on a selected basis. The credit card account APR is 19.8%, and the savings account yield is tiered based on the balance of the deposit.

  Providian Bancorp is estimated to be the largest issuer of secured credit cards in the United States, based on institutions participating in published surveys. As of December 31, 1996, the Company had approximately 732,500 secured credit card accounts, with approximately $467 million in outstanding balances.

  The Company's strategy in the Unbanked Business is based, in part, on its attitude towards, and treatment of, customers in this market. The Company believes that customers in this market have traditionally been treated by others as undesirable or have been offered secured credit solely as a counteroffer when the applicant fails to qualify for unsecured credit. In contrast, the Company proactively seeks to build a relationship with customers in this segment and targets them with solicitations for its products and services. The Company's proprietary targeting and credit risk models are designed to allow the business to segment the customer population effectively, allowing the Company to offer a prudent mix of secured and unsecured (over and above the deposit security) credit, and other product features designed to meet the customer's needs consistent with the profitability and risk guidelines of the Unbanked Business. Account performance is monitored, and product features (including the ratio of credit line to deposit security) may be adjusted after account opening in order to strengthen the customer relationship and increase account profitability over time.

  The Company believes that its risk management capabilities have allowed it to identify segments of this market that have significantly lower default rates than the average of the unbanked population. Based on this, the Company has designed different lead generation offers for different market segments, which have increased the response and acceptance rates for its secured card offers.

  In the collections area, activity is focused on those accounts where the balance exceeds the Company's security interest. Accounts which represent little or no principal loss risk to the Company are still collected, but with less labor intensive and more cost effective methods. This approach is consistent with the Company's strategy of focusing on those segments that the Company believes will yield the greatest financial impact.

  In addition to secured credit cards, the Unbanked Business also finances insurance premiums, primarily on non-standard auto loans for California borrowers. Repayment of the insurance premium finance loans is collateralized by the unearned premiums held by the insurance company.

FEE-BASED PRODUCTS

  Providian Bancorp has developed a number of fee-based products which are marketed primarily to its consumer loan customers. The current product portfolio is focused on broad themes: home, health, credit and auto.

  Applying the engineering approach, the Company assembles various services sourced internally or through third-party vendors, and distributes the bundled products to customers. Currently, marketed fee-based products include the following: (i) Providian Health Advantage, which offers prescription and other health-related discounts or referrals; (ii) DrivePro, which offers emergency towing service, auto maintenance discounts and other auto- and travel-related benefits; (iii) Credit Protection, which offers deferral of loan payments in the case of unemployment, disability or hospitalization; (iv) PricePro/1/, which offers shopping-related discounts; and (v) Home Protection/2/, which offers a standby line of credit to assist with rent or mortgage payments in the case of unemployment, disability or hospitalization. The fee-based products often have a choice of benefit levels and are priced according to the chosen benefit level.

  A portion of fee-based product sales has been to customers of Providian's other non-Company business units. The Company expects that these sales will continue pursuant to licensing agreements with Providian after the Distribution. See "Arrangements Between Providian and Providian Bancorp."

LIABILITY AND CAPITAL MANAGEMENT

 General

  Providian Bancorp's liability and cash management activities are administered centrally by the Company's finance department. The Company relies on a variety of uncommitted and committed funding sources, ranging from FDIC-insured retail deposits to publicly-issued asset-backed securities. The Company's philosophy is to offer a variety of funding products appealing to distinct groups of investors. This results in a diversified funding mix from both a product and investor standpoint. In funding the assets of the Company and its affiliates, the Company seeks to generate funding at the lowest possible cost consistent with ensuring prudent liquidity and interest rate risk management. The Company also seeks to diversify its funding mix by adding new funding products and investors where appropriate. As of December 31, 1996, on-balance-sheet funding sources provided approximately $3.7 billion in funding, representing 40% of the Company's total managed funding, while off-balance-sheet funding sources provided almost $5.6 billion in funding, or 60% of the Company's total managed funding. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of Providian Bancorp's liquidity and interest rate risk management policies.

 On-Balance Sheet Funding

  Providian Bancorp offers FDIC-insured deposit products directly to its nationally diversified retail customer base through both of its bank subsidiaries and PCSI. FDNB offers MMDAs, Mini CDs (less than $95,000) and Jumbo CDs (greater than $95,000) ("Jumbo CDs"). Due to charter restrictions, PNB offers its retail customers the Jumbo CD product exclusively, in amounts of $100,000 or greater. The CDs range in term from three months to five years. The Company maintains its own retail deposits, customer service and operations group in Concord, New Hampshire for FDNB, PNB and PCSI in an effort to ensure consistent, high quality customer service.

  Historically, the Company's secured card portfolio has been largely self funding because the credit line is partially or fully secured with a deposit from the accountholder. The Company believes that these deposits, which are FDIC-insured, provide stable, low-cost funding for this product. As of December 31, 1996, the percentage of secured card receivables to deposits was approximately 1.3 to 1.

  The Company markets retail deposits to the public by submitting its offered rates to Bank Rate Monitor and Banxquote for inclusion in their national rate surveys. Both organizations compile the highest yielding deposit offerings in the country for inclusion in their own publications, Hundred Highest Yields, Jumbo Flash Report and Banxquote, and in local and national media such as The New York Times, The Wall Street Journal, Money
--------
(1) PricePro is a service mark of Providian Bancorp for which federal registration is pending.
(2) Home Protection is a registered service mark of Providian Bancorp.

and Worth. FDNB, PNB and PCSI provide toll-free "800" numbers from which they quote rates to potential and existing customers. Since 1993, the retail deposit franchise of FDNB and PNB (the "Banks") has shown consistent growth, and the Company believes that it has been successful in raising stable, low-cost funding.

  FDNB also maintains relationships with national broker-dealer networks which offer FDNB retail CDs to their customers under a master CD structure. The dealers act as agents for their customers and consolidate smaller retail deposits into master certificates of deposit which are placed with FDNB. These programs provide additional diversity to the deposit base by allowing FDNB to access a segment of the retail depositor market which manages its money through brokers.

  Both FDNB and PNB offer wholesale CDs to institutional money managers who value FDIC insurance, but are still yield sensitive. These investors include banks, savings and loan institutions, credit unions, pension and trust funds, and other small- to medium-size institutional investors. At FDNB, the minimum size of a wholesale CD is $95,000 and at PNB, due to charter restrictions, the minimum size of a wholesale CD is $100,000. The CDs range in term from one month to five years. The Banks accept both directly-placed and broker-placed wholesale CDs, and the Company directly manages customer relationships through its wholesale CD customer service and operations center. The Banks offer, both directly and through dealers, large block negotiable CDs ("NCDs") to institutional investors active in the money market. These CDs have a $1 million minimum size and generally range in term from one week to one year.

  PCSI's utilization of institutional funding sources in the future is expected to be similar to FDNB's. Additional funding sources for the Company's financial institutions include term Federal funds, primarily from banks in the Federal Home Loan Bank system, uncommitted lines of credit for overnight Federal funds and the Credit Facility of $1.2 billion from a group of 27 domestic and international banks. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Funding and Liquidity."

 Off-Balance-Sheet Asset Securitization and Sale

  Like most significant credit card issuers, Providian Bancorp is active in the asset securitization market, which provides off-balance-sheet funding. The primary objectives of securitization at the Company are to diversify funding sources and obtain an efficient cost of funds, including the cost of capital. The Company has issued over $8 billion in public and private asset-backed securities in 18 transactions, beginning in 1989 with the issuance of a $600 million private placement of such securities. As of December 31, 1996, securitizations outstanding provided approximately $5.6 billion in funding, representing 60% of total managed funding. The Company believes that access to the securitization markets provides significant amounts of funding at a competitive cost. The following table provides a summary of the securitization series outstanding as of December 31, 1996:

                                  SERIES ISSUED FROM THE PROVIDIAN MASTER TRUST                CONDUITS
                         --------------------------------------------------------------- ---------------------
                                                                                           CREDIT      HOME
                                                                                            CARD      EQUITY
SERIES/FACILITY           1993-2     1993-3      1994-1     1995-1    1995-2    1996-1    CONDUIT    CONDUIT
---------------          --------- ---------- ------------ --------- --------- --------- ---------- ----------
Issuance date(1)........ June 1993 Dec 1995   May 1994     June 1995 June 1995 June 1996 Oct 1995   May 1996
Securitized balance..... $500 MM   $750 MM    $475 MM      $950 MM   $550 MM   $950 MM   $1,000 MM  $435 MM
Term.................... 5 years   n/a        3 years      5 years   3 years   7 years   n/a        n/a
Amortization Method..... Bullet    Amortizing Bullet       Bullet    Bullet    Bullet    Amortizing Amortizing
Revolving/Accumulation.. Revolving Revolving  Accumulation Revolving Revolving Revolving Revolving  Revolving
Scheduled end of
 Revolving Period(2).... June 1996 March 1998 June 1995    June 1998 June 1996 June 2001 May 1997   May 1997
Base rate(3)............ 7.5%      7.61%      8.65%        7.84%     8.04%     7.87%     7.87%      6.56%
3 month average net
 spread(4).............. 5.23%     4.89%      5.26%        5.20%     5.02%     7.84%     3.80%      6.46%

--------
(1) Original closing date for the conduits.
(2) Subject to change if the commencement of the Accumulation Period is or has been delayed for the Providian Master Trust series or if the Revolving Period is extended with the consent of the banks for the conduit facilities.

(3) The base rate generally represents the sum of the interest paid to investors, plus other expenses of the program including credit enhancement fees and the servicing fee paid to the Company, divided by the securitized balance. The rate shown is for the month of December 1996.
(4) The net spread generally represents the excess of "portfolio yield" (which is the excess of finance charge and fee income over credit losses, divided by the securitized balance) over the base rate. If the average net spread for any three-month period were to fall below zero, an early amortization event would occur, causing the revolving period to end prematurely. The rate shown is the average for the three-month period ended December 31, 1996.

  In March 1997, Providian Bancorp securitized $1.3 billion in credit card and revolving line of credit receivables through the issuance of two new series, Series 1997-1 and Series 1997-2, from the Providian Master Trust. The Series 1997-1 issuance totaled $600 million with a five-year term and a revolving period scheduled to end February 28, 2000, and Series 1997-2 totaled $700 million with a seven-year term and a revolving period scheduled to end February 28, 2002. Both series have bullet amortization structures. At the same time that Series 1997-1 and Series 1997-2 were issued, the Company reduced Series 1993-3 by $325 million, for a net increase in securitized balances of $975 million.

  A securitization involves the transfer by the Company of the receivables generated by a pool of accounts to a single-purpose trust or other special purpose entity created for the securitization. Certificates issued by the trust or other special purpose entity represent undivided ownership interests in those receivables transferred to the trust or other special purpose entity. The securitization results in the removal of the receivables from the Company's books for financial and regulatory accounting purposes. For tax purposes, the investor certificates are characterized as a collateralized debt financing of the Company.

  In 1993, Providian Bancorp created the First Deposit Master Trust, since renamed the Providian Master Trust ("PMT"), as a vehicle for the issuance of these certificates, or asset-backed securities. The PMT is structured for multiple issuances from a single trust and a single pool of assets. The trust was formed pursuant to a pooling and servicing agreement between the Company, as seller and servicer, and a bank trustee. The agreement provides for the transfer by the Company to the trust of eligible receivables arising under accounts selected from the Company's total portfolio of accounts. Such selection is designed to obtain a representative sampling of the Company's eligible unsecuritized accounts at the time of the securitization.

  The Company has the right, subject to certain limitations and conditions, to designate additional accounts and to transfer to the trust the receivables relating to the accounts then existing or thereafter created. The Company is required to designate additional accounts to the extent they are available, and transfer the present and future receivables relating to such additional accounts to the trust if the amount of the receivables in the trust declines below a minimum dollar amount. The pooling and servicing agreement permits the Company to remove accounts from the pool and have the related receivables reassigned to it if the Company's interest in the trust exceeds a specified level and certain other conditions are met.

  Certificates representing participation interests in the pool are generally sold to the public through an underwritten offering. The Company receives the proceeds of the offering. The amount of receivables in the trust exceeds the initial principal amount of the certificates issued by the trust to investors; the excess comprises the "sellers' interest," which is retained by the Company. At any particular time, the amount of this retained sellers' interest is equal to the total principal amount of the receivables in the trust, less the principal amount of the outstanding investor certificates. The Company's interest in the trust will vary because the amount of receivables in the trust fluctuates due to accountholder principal payments and new charges and cash advances on the selected accounts.

  The life of most certificates, which for Providian Bancorp ranges from three to seven years, is divided into two periods, the revolving period and the amortization period. During the revolving period, investors receive interest only payments based upon the certificate's coupon rate. To maintain the investor's interest in the pool, principal payments made by the accountholders are reinvested in new receivables generated by new purchase and cash advance activity on the designated accounts.

  After the revolving period, the certificates begin to pay (or accumulate) principal to the investors in addition to interest payments. Principal is paid to the investors through either amortization payments or a bullet payment. In a controlled amortization transaction, an amortization period follows the revolving period. During the amortization period, principal, in addition to interest, is paid to the investors according to a set schedule, such as over the course of one year in twelve equal monthly payments. In a bullet payment transaction, investors are paid interest until the final scheduled interest payment date, at which time all principal is repaid to the investor in one lump sum. In this type of transaction, an accumulation period follows the revolving period. During the accumulation period, principal payments made by the accountholders and allocated to the accumulating series of certificates are accumulated in a principal funding account ("PFA") and invested in short term highly rated instruments. On the bullet payment date, the PFA is released to the investors to repay their principal.

  During the life of the certificates, interest and fee collections on the investors' share of the receivables are segregated and forwarded to the trustee. On a monthly basis they are released to pay the coupon interest to the investors, servicing fees, expenses related to net credit losses of the receivables and other trust expenses including fees for credit enhancement and trust administration. The sellers are entitled to all interest and fee collections from the sellers' share of the receivables, as well as all residual interest and fee collections from the investors' share of the receivables after payment of the expenses outlined above. Such residual is referred to as excess servicing income. See "Management's Discussion and Analysis of Financial Condition and Results of Operation--Other Income--Loan Servicing Income."

  Since these certificates represent an interest in receivables sold to investors, various structures are used to reduce credit risk and give the certificates a high credit rating. Two principal mechanisms are employed: (1) early amortization events, and (2) credit enhancement.

  An early amortization event triggers an end to the revolving period followed by a rapid amortization period during which principal payments are made to investors before the expected payment date. During the rapid amortization period, all principal payments received on the investor's share of the designated receivables are used to pay back the investor's principal as rapidly as possible. Early amortization events indicate that there is a problem with the securities or the receivables pool and may include: a decline in excess servicing income to a level below the minimum specified in the trust documents (normally caused by increasing net credit losses, a decrease in interest collections on the receivables or an increase in coupon interest on variable rate investor certificates); and a reduction in the seller's interest to a level below the minimum specified in the trust documents. Excess servicing on Providian Bancorp's securitized receivables, as a percent of average securitized receivables, averaged 5.7% in 1996. Although excess servicing has declined from historical levels due to the yield and credit loss trends noted under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operation--Net Interest Income and Asset Quality," the "net spread" for each of the Company's outstanding securitzations continues to provide a substantial cushion against early amortization, as shown in the table above.

  Credit enhancement also reduces the credit risk taken by investors and can take several forms including subordinated interests in the receivables pool, cash collateral accounts or a combination of the two. These enhancements, normally provided by third parties, are designed to absorb losses and protect the investors.

  The Banks have established commercial paper conduit facilities to fund off-balance sheet credit card, revolving line and home equity line of credit receivables. These vehicles provide additional funding flexibility as well as securitization planning flexibility since they can generally be accessed more rapidly and may accept more types of assets than the PMT. The cash and revenue and expense flows of securitizations executed through these facilities, however, are similar to those of the PMT described in detail above.

  FDNB is the master servicer for the Company's outstanding asset-backed securities. All securitization activity is reviewed by internal audit on a when-issued basis as well as annually. Additionally, all public and most private securitizations require an annual audit letter from an outside auditor.

 Capital Management

  Providian Bancorp's goal in capital management is to optimize capital usage by maintaining prudent capital ratios at its financial institutions while providing for an appropriate return to its stockholders through prudent

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

and efficient use of consolidated capital. Historically, the Company's regulated financial institutions have been operated as "well capitalized" institutions under Comptroller and FDIC guidelines, with risk-based regulatory capital ratios in excess of 10%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

ORGANIZATIONAL STRUCTURE

  Providian Bancorp operates principally through five wholly owned subsidiaries, each of which is described below.

  First Deposit National Bank. FDNB, headquartered in Tilton, New Hampshire, is a national banking association organized under the laws of the United States. FDNB, originally organized as a state bank in 1853, converted to a national charter in 1865. FDNB is a grandfathered "nonbank" bank under the Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"), and is subject to the restrictions of CEBA. See "Regulatory Matters." At December 31, 1996, FDNB had total owned assets of $2.4 billion and securitized assets of $4.3 billion, for total managed assets of $6.7 billion, and deposits of $2.0 billion.

  FDNB is engaged in secured and unsecured consumer lending nationwide, primarily through direct mail and telemarketing. FDNB's portfolio of consumer receivables consists primarily of unsecured consumer revolving loans for which the credit extension is made by credit card or check. FDNB also offers home loans, secured credit card loans, insurance premium financing loans, and certain fee-based products and services, as enhancements to its credit products. FDNB's home loan portfolio consists primarily of home equity line of credit loans. It also maintains a small portfolio of commercial and other loans originated locally in the Tilton, New Hampshire region.

  Providian National Bank. PNB, headquartered in Concord, New Hampshire, is a national banking association organized under the laws of the United States in 1990. Under the Bank Holding Company Act, PNB, which is chartered as a credit card bank, is authorized to engage only in credit card operations and may not accept deposits with balances of less than $100,000. At December 31, 1996, PNB had total owned assets of $1.6 billion and securitized assets of $1.4 billion, for total managed assets of $3.0 billion, and deposits of $1.4 billion. PNB is engaged in credit card operations nationwide, primarily through direct mail and telemarketing. As an enhancement to its credit card products, PNB offers its customers certain related fee-based products and services.

  Providian Credit Services, Inc. PCSI, headquartered in Salt Lake City, Utah, is an industrial loan corporation organized under the laws of Utah. PCSI is not a "bank" under the Bank Holding Company Act definition. PCSI became a member of the FDIC in February, 1996, and has the authority to take federally insured deposits. PCSI commenced accepting retail CDs in September 1996 and began booking secured credit card accounts in October 1996. At December 31, 1996, PCSI had total assets of $23 million.

  Providian Credit Corporation. PCC, headquartered in San Francisco, California, was established in 1994. PCC is a finance company which has purchased and currently holds a portfolio of consumer loan receivables originated by FDNB. In addition, PCC originates home loan products in Florida.

  Providian National Bancorp. PNBC, headquartered in San Francisco, California, provides legal and human resources support, accounting and finance services, data processing, loan and deposit processing, credit card account opening, customer service, collections, and related services for FDNB, PNB, PCC and PCSI on a straight cost reimbursement basis. Such support includes reviewing applications for conformance to bank credit policies, processing new accounts, providing telephone customer service, conducting telephone marketing, handling collection activities, data processing and account record-keeping. Other data processing functions are performed for the Company by a third-party credit card processing company. Customer service is currently available to most customers 24 hours a day, seven days a week (excluding certain holidays). The Company has made a substantial investment in technology and systems to support its underwriting, marketing, customer service and collections strategies, and to seek to reduce long-term operating costs.

EMPLOYEES

  As of December 31, 1996, Providian Bancorp (consolidated with its subsidiaries) had 2,965 employees and a total workforce (including temporaries and contractors) of 3,445. The Company seeks to attract and maintain a highly capable staff. The Company views current employee relations to be satisfactory. None of the Company's employees is covered under collective bargaining agreements.

LEGAL PROCEEDINGS

  Providian Bancorp has been named as a defendant in various legal actions arising from the conduct of its normal business activities. In the opinion of the Company, any liability that is likely to arise with respect to these actions will not have a material adverse effect on the consolidated financial position or results of operations of the Company.

PROPERTIES

  Providian Bancorp leases its principal executive offices at 201 Mission Street, San Francisco, California, currently consisting of approximately 93,044 square feet. The initial lease term expires July 31, 2001. The Company owns its processing center at 4900, 4920, 4940 and 5020 Johnson Drive, Pleasanton, California, consisting of 227,400 square feet. The Company's financial institution subsidiary offices are located at 295 Main Street, Tilton, New Hampshire, which is owned, and at 44 Main Street, Belmont, New Hampshire, 53 Regional Drive, Concord, New Hampshire, and 4001 South 700 East, Salt Lake City, Utah, which are leased.

  Significant support activities occur at the following leased premises: 150 Spear Street, San Francisco, California (115,513 square feet), 160 Spear Street, San Francisco, California (60,713 square feet), 201 Spear Street, San Francisco, California (15,511 square feet), and 2700 Gateway Oaks Drive, Sacramento, California (59,398 square feet). Additional support premises are leased at 53 Regional Drive, Concord, New Hampshire, 11973 Westline Industrial Drive, Maryland Heights, Missouri, 400 West Market Street, Louisville, Kentucky, and 2301 Camino Ramon, San Ramon, California. Warehouse space is also leased in Pleasanton, California.

                              REGULATORY MATTERS

GENERAL

  As national banks, the Banks are primarily regulated by the Comptroller. The deposits of the Banks are insured by the FDIC's Bank Insurance Fund (the "BIF") to the extent allowed by law, and, accordingly, the Banks pay deposit insurance premiums to, and are subject to certain regulations of, the FDIC. As members of the Federal Reserve, the Banks are also subject to regulation by the Federal Reserve.

  As a Utah industrial loan corporation that is not a member of the Federal Reserve, PCSI is primarily regulated by the Utah Department of Financial Institutions and the FDIC. As with the Banks, the deposits of PCSI are insured by the BIF to the extent allowed by law.

NONBANK BANK STATUS

  Prior to the passage of CEBA, even though FDNB was a national banking association, it was not a "bank" under the Bank Holding Company Act definition because it did not accept demand deposits. For this reason, the Company was not required to register as a bank holding company. The definition of "bank" under the Bank Holding Company Act was revised by the passage of CEBA to include generally all FDIC-insured institutions, including FDNB. However, the Company is not treated as a bank holding company for purposes of the Bank Holding Company Act because of provisions of CEBA that exempt certain owners of "nonbank banks" that existed on March 5, 1987. Were it not for these grandfather rights, the Company would be required to register as a bank holding company and would be subject to the restrictions set forth in the Bank Holding Company Act, which, among other things, would limit the Company's activities to those of owning and managing banks and certain other activities deemed by the Federal Reserve to be closely related to banking and a proper incident thereto.

  CEBA does impose restrictions on the activities of such "nonbank banks." The restrictions include prohibitions on new activities, and on affiliate overdrafts and limitations on such banks' ability to cross-market their products and services with products and services of their affiliates. The Company could be required to register as a bank holding company under the Bank Holding Company Act (and become subject to its limitations) if FDNB violates the CEBA restrictions or if it or any of its affiliates acquires an additional insured depository institution (excluding exempt institutions such as credit card banks, certain industrial loan companies and certain insolvent institutions).

  PNB is not a "bank" as defined in the Bank Holding Company Act because it
(i) engages only in credit card operations, (ii) does not accept demand deposits or deposits that the depositor may withdraw by check or similar means for payment to third parties or others, (iii) does not accept savings or time deposits of less than $100,000, (iv) maintains only one office that accepts deposits, and (v) does not engage in the business of making commercial loans. Accordingly, the Company is not required to register as a bank holding company under the Bank Holding Company Act as a result of its ownership of PNB.

  PCSI is not a "bank" as defined in the Bank Holding Company Act because it qualifies for another exemption in CEBA, i.e., it is an industrial loan corporation organized under the laws of Utah, a state which, as of March 5, 1987, had in effect or had under consideration in its legislature a statute requiring the institution to obtain insurance under the Federal Deposit Insurance Act of 1950, as amended, and it was acquired by the Company on or before August 10, 1987. Accordingly, the Company is also not required to register as a bank holding company under the Bank Holding Company Act as a result of its ownership of PCSI.

  While the Bank Holding Company Act and CEBA have influenced the manner in which the Banks conduct their businesses, Providian Bancorp has been able to achieve consistent growth in assets under management and revenue within the limitations imposed by the regulatory environment.

DEPOSIT INSURANCE ASSESSMENTS

  Under the FDIC's risk-based insurance assessment system, the FDIC places each insured institution in one of nine risk categories based on its level of capital and other relevant information (such as supervisory evaluations). See "--Capital Requirements." Each insured institution's insurance assessment rate is then determined by the risk category in which it has been classified by the FDIC. Effective January 1996, the FDIC adopted an annual assessment rate schedule which provides for a range of 0% (subject to a $2,000 minimum) to
 .27%. The minimum assessment of $2,000 has since been eliminated by the FDIC. FDNB, PNB and PCSI are currently assessed at the 0% rate, in accordance with their risk classification. The assessment rate schedule is subject to change by the FDIC, and, accordingly, assessment rates could increase in the future. As members of BIF, the institutions are also charged .01296% of their deposit base as a contribution to Finance Corporation ("FICO") bond payments in connection with the thrift bailout. The FICO charge is expected to increase commencing in the year 2000 as BIF-insured institutions become subject to assessment on an equal basis with institutions insured by the Savings Association Insurance Fund (a division of the FDIC).

CAPITAL REQUIREMENTS

  The Comptroller has adopted risk-based capital guidelines to which the Banks are subject. The FDIC has adopted similar guidelines which apply to PCSI. The guidelines establish a systematic analytical framework that makes regulatory capital requirements more sensitive to differences in risk profiles among banking organizations. Risk-based capital ratios are determined by allocating assets and specified off-balance-sheet commitments to four weighted categories, with higher levels of capital being required for the categories perceived as representing greater risk.

  Under these guidelines, an institution's capital is divided into two tiers. "Tier 1" includes common equity, non-cumulative perpetual preferred stock (excluding auction rate issues) and minority interests in equity accounts of consolidated subsidiaries, less goodwill and certain other intangible assets. Supplementary "Tier 2" capital includes, among other items, cumulative and limited-life preferred stock, mandatory convertible securities, subordinated debt and the allowance for loan and lease losses, subject to certain limitations, less required deductions.

  Under current guidelines, institutions are required to maintain a minimum total risk-based capital ratio (total Tier 1 and Tier 2 capital to risk-weighted assets) of 8%, of which 4% must be Tier 1 risk-based capital. The Comptroller or the FDIC may, however, set higher capital requirements when an institution's particular circumstances warrant. As of December 31, 1996, FDNB's and PNB's total risk-based capital ratios were 11.18% and 13.44%, respectively. PCSI, which, since it was a start-up institution, did not book significant loan accounts as of December 31, 1996, had a total risk-based capital ratio of 218.43%. The Tier 1 risk-based ratios (Tier 1 capital to risk-weighted assets) of FDNB, PNB and PCSI were 9.91%, 12.17%, and 217.14%, respectively, as calculated under the guidelines now in effect.

  In addition, each of the Comptroller and the FDIC has established guidelines prescribing a minimum "leverage ratio" (Tier 1 capital to adjusted total assets as specified in the guidelines). These guidelines provide for a minimum leverage ratio of 3% for institutions that meet certain specified criteria, including the requirement that they have the highest regulatory rating. All other institutions will be required to maintain a leverage ratio of 3% plus an additional cushion of at least 100 to 200 basis points. As of December 31, 1996, the leverage ratios of FDNB, PNB and PCSI were 10.81%, 10.78%, and 80.68%, respectively, as calculated under the guidelines now in effect. Institutions experiencing or anticipating significant growth are expected to maintain capital ratios well above the minimum.

  The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") required each federal banking agency to revise its capital standards to ensure that those standards take adequate account of interest rate risk, concentration of credit risk and the risk of non-traditional activities. In December 1994, the Comptroller, the FDIC and the other United States federal banking agencies revised their risk-based capital rules, identifying concentration of credit risk and certain risks arising from non-traditional activities, as well as an institution's ability to manage those risks, as important factors in assessing an institution's overall capital adequacy. The revised capital rules do not attempt to quantify such risks for use in a formula-based capital calculation. In August 1995, the Comptroller and the FDIC amended their risk-based capital rules to take account of interest rate risk. During 1996, the Comptroller and the FDIC rejected a previously proposed standardized model for measuring and monitoring the level of interest rate risk of financial institutions. The Company does not believe that the consideration of interest rate risk, concentration of credit risk and the risk of nontraditional activities will have a material adverse effect on the Banks' or PCSI's ability to satisfy minimum risk-based capital requirements.

  In August 1996, the Comptroller, the FDIC and other United States federal regulators adopted an interagency final rule adding a market risk measure to their risk-based capital guidelines. The rule, compliance with which is mandatory beginning January 1, 1998, requires financial institutions with 10% of total assets in trading activity, or $1 billion in trading, to use internal risk measurement models to calculate their capital exposure and then to hold capital in support of that exposure. The rule requires financial institutions to measure four categories of risk: interest rates, equity prices, foreign exchange rates and commodity prices, including related options in each category. Financial institutions will also be required to test the accuracy of their internal risk assessment models by comparing the results of those models to the actual performance of trading activities. Institutions that fail to accurately predict the results of their foreign exchange, commodity, debt and equity trading activities will be subject to an additional capital charge. The new rule is not expected to have a material impact on the Company.

  In May 1994, the Comptroller, the FDIC and the other United States federal banking regulators proposed for comment regulations establishing new risk-based capital requirements for recourse arrangements and direct credit substitutes. A portion of this proposal was adopted in 1995, when the Comptroller, the FDIC and other United States federal regulators adopted a "low-level recourse" regulation, amending the risk-based capital standards pertaining to assets transferred with recourse. The amended rule applies to recourse transactions in which an institution contractually limits its recourse exposure to less than the full effective risk-based capital requirement of the assets transferred, in which case the required amount of risk-based capital will not exceed the maximum contractual liability of the institution under the recourse agreement. This change is not expected to affect the Company adversely unless certain accounting changes discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations--Capital Adequacy" occur.

  No further action has been taken on the rest of the May 1994 proposal. If adopted, the effect of this proposal may be to increase the cost of credit enhancement provided by institutions in connection with the securitization of credit card and other consumer receivables. The proposals may also reduce the overall cost of securitizations by reducing the risk-based capital weighting of senior securities issued in such transactions. The Company is unable to assess at this time the impact these proposals would have on its business.

FEDERAL DEPOSIT INSURANCE COMPANY IMPROVEMENT ACT OF 1991

  Among other things, FDICIA requires United States federal bank regulatory authorities to take "prompt corrective action" with respect to banks that do not meet minimum capital requirements. For these purposes, FDICIA establishes five capital tiers: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.

  The Comptroller and the FDIC have adopted regulations to implement the prompt corrective action provisions of FDICIA. Among other things, the regulations define the relevant capital measures for the five capital categories. An institution is considered to be "well capitalized" if it has a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater and a leverage ratio of 5% or greater and is not subject to a regulatory order, agreement or directive to meet and maintain a specific capital level for any capital measure. An institution is considered to be "adequately capitalized" if it has a total risk-based capital ratio of 8% or greater, a Tier 1 risk-based capital ratio of 4% or greater and, generally, a leverage ratio of 4% or greater and the institution does not meet the definition of a "well capitalized" institution. An institution is considered to be "undercapitalized" if it does not meet one or more of the "adequately capitalized" tests. If the institution has a total risk-based capital that is less than 3%, it is deemed to be "significantly undercapitalized." Finally, an institution is considered to be "critically undercapitalized" if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2%. As of December 31, 1996, each of the Banks and PCSI met the requirements to be considered a "well capitalized" institution.

  Under FDICIA, when a financial institution's capital ratios fall below the "well capitalized" level, it becomes subject to a series of increasingly restrictive constraints on operations, management and capital distributions, depending on the category in which the institution is classified. For example, no institution that is "undercapitalized" may pay a dividend or pay management fees to its controlling owner, and an undercapitalized institution must submit a capital restoration plan to its regulator within 45 days of becoming undercapitalized. This capital restoration plan must contain a parent company guarantee. Undercapitalized institutions are also subject to growth limitations. "Significantly undercapitalized" institutions may be subject to a number of additional requirements and restrictions. "Critically undercapitalized" institutions may not, beginning 60 days after becoming "critically undercapitalized," make any payment of principal or interest on their subordinated debt (subject to certain exceptions). "Critically undercapitalized" institutions are subject to appointment of a receiver or conservator.

  If the Banks (or PCSI, while it has Credit Facility loans outstanding) dropped below the "well capitalized" level, they would violate a covenant in the Credit Facility, causing a default under the agreement. A default, if not waived, would prevent the applicable borrower from borrowing under the Credit Facility and cause the acceleration of its outstanding borrowings. This result may have a material adverse effect on the Company's ability to maintain liquidity and fund its growth. A drop to less than "well capitalized" status could also adversely affect the availability or cost of alternative funding sources. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Funding and Liquidity."

  If the Banks or PCSI fell from the "well capitalized" level, it would increase the amount paid by the Company for FDIC deposit insurance assessments. At the "adequately capitalized" level, for example, each of the Company's financial institution subsidiaries would currently be subject to an FDIC assessment of between 3 and 24 basis points on its deposit base. See "-- Deposit Insurance Assessments." The Company does not believe that this increase in deposit insurance assessments would have a material adverse effect on the Company.

  FDICIA requires the FDIC to regulate the acceptance of brokered deposits by insured depository institutions. The FDIC has adopted regulations under FDICIA pursuant to which an insured depository institution cannot accept brokered deposits (which includes deposits purchased through a third-party broker) unless (i) it is "well capitalized" or (ii) it is "adequately capitalized" and receives a waiver from the FDIC, in which case the insured depository institution may not pay an interest rate on any deposit in excess of 75 basis points over the prevailing rate in its market. The Banks and PCSI do not expect the FDIC brokered deposit regulations to adversely affect their ability to accept brokered deposits. Under the regulatory definition of brokered deposits, as of December 31, 1996, FDNB and PNB had brokered deposits of $483 million and $857 million, respectively.

CONSUMER PROTECTION LAWS

  The relationship of Providian Bancorp's lending subsidiaries and their customers is extensively regulated by United States federal and state consumer protection laws. The most significant laws include the Truth-in-Lending Act of 1968, as amended, Equal Credit Opportunity Act of 1974, as amended, Fair Credit Reporting Act of 1970, as amended, Fair Debt Collection Practices Act of 1977, as amended, Home Mortgage Disclosure Act of 1975, as amended, Truth-in-Savings Act of 1991, as amended, Telemarketing and Consumer Fraud and Abuse Prevention Act of 1994, and Electronic Funds Transfer Act of 1978, as amended. These statutes, among other things, impose disclosure requirements when a consumer credit loan is advertised, when it is extended and when monthly billing statements are sent. In addition, these statutes limit the liability of credit card holders for unauthorized use, prohibit certain discriminatory practices in extending credit, and impose certain limitations on the types of charges that may be assessed and the use of consumer credit reports.

  The National Bank Act of 1864, as amended (the "National Bank Act"), which governs the activities of national banks, authorizes national banks to use various alternative interest rates when they make loans, including the interest rate allowed by the laws of the state in which the national bank is located. The ability to "export" rates, as provided for in the National Bank Act, is relied upon by the Banks to charge customers the interest rates permitted by the laws of their home state regardless of an inconsistent law of the state in which the customer is located, thereby facilitating the Banks' nationwide credit card and other consumer loan activities. A similar right to export rates is granted to state institutions such as PCSI in the Depository Institutions Deregulation and Monetary Control Act of 1980 ("DIDMCA"). Since 1991, a number of lawsuits and administrative actions have been filed against out-of-state banks (both state-chartered banks and national banks) which issued credit cards in several states. These actions challenged various fees and charges assessed against residents of the states in which the suits were filed, based on restrictions or prohibitions under such states' laws alleged to be applicable to the out-of-state credit card issuers. In June 1996, the United States Supreme Court in Smiley v. Citibank (South Dakota), N.A. upheld a California Supreme Court decision that late payment fees were "interest" for purposes of the National Bank Act, deferring to the Comptroller's interpretation that "interest" includes late payment fees, not sufficient funds fees, overlimit fees and certain other fees and charges associated with credit card accounts, in addition to periodic finance charges. The Smiley decision resolves in favor of national banks the issue of whether United States federal law, which authorizes national banks to charge out-of-state customers interest at the rate allowed by the state in which the bank is located, preempts state law limitations on fees and charges that constitute "interest" under the Comptroller's interpretation.

  The ability of a state institution, such as PCSI, to export charges other than the numerical interest rate, such as late fees, annual fees, cash advance fees, overlimit fees and returned check fees, has not been settled by the United States Supreme Court. Although there have been several court decisions in recent years upholding the ability of institutions to export certain types of fees under the laws of various states, a number of other lawsuits have been filed in various jurisdictions against credit card issuers alleging that the laws of certain other states prohibit the imposition of late fees. If other courts do not follow existing precedents, PCSI's ability to impose certain fees on its accounts held by residents of states that do not permit such fees could be adversely affected, which, in turn, could adversely affect the Company's operating results.

LEGISLATIVE DEVELOPMENTS

  Various legislative proposals have been introduced in Congress in recent years, including, among others, proposals relating to imposing a statutory cap on credit card interest rates, permitting affiliations between banks and commercial, insurance or securities firms, and other regulatory restructuring proposals. It is impossible to determine whether any of these proposals will become law, and, if so, what impact they will have on the Company.

  Several states have passed legislation that attempts to tax the income from interstate financial activities, including credit cards, derived from accounts held by local state residents. The Company believes that this development will not materially affect the Company.

  Members of Congress and government officials have from time to time suggested the elimination of the mortgage interest deduction for federal income tax purposes, either entirely or in part, based on borrower income, type of loan or principal amount. Because many of the Company's home equity loans are made to borrowers for the purpose of consolidating consumer debt or financing other consumer needs, the competitive advantages of tax deductible interest, when compared with alternative sources of financing, could be eliminated or seriously impaired by such government action. Accordingly, the reduction or elimination of these tax benefits could have a material adverse effect on the demand for the Company's home equity loan products.

DIVIDENDS AND TRANSFERS OF FUNDS

  There are various United States federal law limitations on the extent to which FDNB, PNB or PCSI can finance or otherwise supply funds to Providian Bancorp and its affiliates through dividends, loans or otherwise. These limitations may include minimum regulatory capital requirements, specific requirements concerning the payment of dividends, Sections 23A and 23B of the Federal Reserve Act of 1913, as amended, governing transactions between a financial institution and its affiliates, and general United States federal regulatory oversight to prevent unsafe or unsound practices. In general, United States federal banking laws prohibit an insured depository institution from making dividend contributions if such distributions are not paid out of available earnings or would cause the institution to fail to meet applicable capital adequacy standards. See "--Capital Requirements." PCSI is also subject to similar Utah laws governing industrial loan corporations and the general supervision of the Utah Department of Financial Institutions.

INVESTMENT IN PROVIDIAN BANCORP AND ITS SUBSIDIARY FINANCIAL INSTITUTIONS

  Certain acquisitions of capital stock may be subject to regulatory approval or notice under United States federal or Utah law. Investors are responsible for ensuring that they do not, directly or indirectly, acquire shares of capital stock of Providian Bancorp in excess of the amount which can be acquired without United States federal regulatory approval. Each of FDNB, PNB and PCSI is an "insured depository institution" within the meaning of the Change in Bank Control Act of 1978. Consequently, United States federal law and regulations will prohibit any individual or entity from acquiring control of the Company without, in most cases, prior written approval of the applicable primary United States federal regulator. Control is conclusively presumed if, among other things, an individual or entity acquires more than 25% of any class of voting stock of the Company. A rebuttable presumption of control arises if an individual or entity acquires more than 10% of any class of voting stock and is subject to any of a number of specified "control factors" as set forth in the applicable regulations. Under the Utah code, approval from the Utah Commissioner of Financial Institutions would be required for a change in the control of PCSI.

  Since FDNB is a "bank" under the Bank Holding Company Act, no individual or entity can acquire "control" of Providian Bancorp, and no bank holding company can directly or indirectly acquire ownership or control of more than 5% of the voting shares of the Company, without the prior written approval of the Federal Reserve. Control is conclusively presumed if, among other things, an individual or entity acquires more than 25% of any class of voting stock of the Company. For holdings of less than 25%, the Federal Reserve might still find that a control relationship exists for purposes of the Bank Holding Company Act. There is a presumption that there is no control when an individual or entity has the power to vote less than 5% of any class of voting securities of the Company.

  Because Providian Bancorp's CEBA grandfather rights are non-transferrable, if any individual or entity acquired control of the Company for purposes of the Bank Holding Company Act, or if a bank holding company acquired ownership or control of more than 5% of the voting shares of the Company, the Company would be required to limit its and its non-banking subsidiaries' activities to those activities permitted of bank holding companies by the Federal Reserve.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  Set forth below is information concerning the current and expected future directors and executive officers of Providian Bancorp. Because Providian Bancorp is currently a wholly owned subsidiary of Providian, the current directors of Providian Bancorp are employees of Providian and its subsidiaries. At or immediately prior to the Distribution, the composition of the Providian Bancorp Board will be changed to reflect the status of Providian Bancorp as an independent publicly held company, and the Providian Bancorp Board will be classified into three classes, with one-third of the Providian Bancorp Board elected at each annual meeting of stockholders. See "Certain Antitakeover Effects--Board of Directors." Each of the persons indicated below as a director effective upon the Distribution has consented to serve in that capacity. Some management restructuring may also be effected in connection with the Distribution; however, the Company does not anticipate any material changes to its senior management team.

   NAME                     AGE TITLE
   ----                     --- -----
   Shailesh J. Mehta.......  47 Chief Executive Officer and Director
   Irving W. Bailey II.....  55 Director
   John M. Cranor III......  50 Director (effective upon Distribution)
   James V. Elliott........  52 Director
   Lyle Everingham.........  70 Director (effective upon Distribution)
   J. David Grissom........  58 Director (effective upon Distribution)
   F. Warren McFarlan,
    Ph.D...................  59 Director (effective upon Distribution)
   Larry D. Thompson.......  51 Director (effective upon Distribution)
   John L. Weinberg........  72 Director Emeritus (effective upon Distribution)
   Seth A. Barad...........  41 Executive Vice President
   A. Sami Siddiqui........  43 Executive Vice President
   David B. Smith..........  45 Executive Vice President
   David J. Petrini........  36 Senior Vice President and Chief Financial Officer

  SHAILESH J. MEHTA (47) has been Chief Executive Officer of Providian Bancorp since 1988 and has served as President and Chief Operating Officer of Providian since 1994. He served as Executive Vice President and Chief Operating Officer of Providian Bancorp from March 1986 until his election as Chief Executive Officer. He also served as Executive Vice President of Providian, and Chairman and Chief Executive Officer of Providian Direct Insurance, a division of Providian ("Providian Direct Insurance"), from 1993 to 1994. In addition, Mr. Mehta serves as a director of MasterCard International Incorporated.

  IRVING W. BAILEY II (55) has been Chairman of the Board of Directors and Chief Executive Officer of Providian since 1989. He also served as President of Providian from September 1987 to December 1994, and

Chief Operating Officer of Providian from September 1987 to April 1988. Mr. Bailey also serves as a member of the board of directors of Computer Sciences Corporation.

  JOHN M. CRANOR III (50) has been a member of the Providian Board since 1991. He has been President and Chief Executive Officer of Long John Silver's Restaurants, Inc. since 1996. Mr. Cranor was President and Chief Executive Officer of KFC Corporation from 1989 to 1994.

  JAMES V. ELLIOTT (52) has been Senior Vice President and General Counsel of Providian since 1994. He served as General Counsel of Providian Bancorp from 1989 to 1994, and as Senior Vice President from 1993 to 1994. He was also responsible for Providian Bancorp's emerging business operations during 1994.

  LYLE EVERINGHAM (70) has been a member of the Providian Board since 1980. He is the retired Chairman and Chief Executive Officer of Kroger Co., and has been an officer of Kroger Co. or of one of its divisions since 1963, and was Chairman of its Executive Committee through May 1991. Mr. Everingham is also a member of the board of directors of Federated Department Stores, Inc.

  J. DAVID GRISSOM (58) has been a member of the Providian Board since 1978. Mr. Grissom has also been the Chairman of Mayfair Capital since 1989. He is also a member of the board of directors of Churchill Downs, Incorporated, Louisville Gas & Electric Company and Regal Cinemas, Inc.

  F. WARREN MCFARLAN, PH.D. (59) has been a member of the Providian Board since 1986. He has also been Senior Associate Dean and Professor of Business Administration at Harvard Business School since 1973, the Director of External Affairs at Harvard Business School since 1995, and a member of the Harvard University faculty since 1964. Dr. McFarlan is also a member of the board of directors of Pioneer Hi-Bred International, Inc. and Computer Sciences Corporation.

  LARRY D. THOMPSON (51) has been a member of the Providian Board since 1994. He has been a partner of the law firm of King & Spalding since 1986./1/

  JOHN L. WEINBERG (72) was a member of the Providian Board from 1979 to 1994. He has been Senior Chairman of Goldman Sachs since July 1991. Mr. Weinberg has been Senior Chairman of The Goldman Sachs Group, L.P. since November 1990, and was Senior Partner and Chairman of the Management Committee from 1984 to 1990. Mr. Weinberg is also a member of the board of directors of B.F. Goodrich Company, E.I. du Pont de Nemours & Co., Knight Ridder, Inc., Seagram Company Ltd. and Champion International Corp. Mr. Weinberg will serve in an advisory capacity to the Providian Bancorp Board and will not be a voting director. Mr. Weinberg will receive the same compensation and other benefits as voting directors.

  SETH A. BARAD (41) has been Executive Vice President of Providian Bancorp since January 1997, with responsibility for the management of marketing and operations of the Unbanked Business. He joined Providian Bancorp as Senior Vice President in October 1994, with responsibility for the management of the Unbanked Business. Prior to working at Providian Bancorp, Mr. Barad spent one year at GE Capital, where he was responsible for managing corporate card and purchasing card products. Mr. Barad worked for American Express Company for eight years prior to his employment at GE Capital.

  A. SAMI SIDDIQUI (43) has been Executive Vice President of Providian Bancorp since 1995, with responsibilities in the Unsecured Spread Business. He was Senior Vice President of Providian Bancorp, in the Unsecured Spread Business, from 1990 to 1992. During his absence from Providian Bancorp from 1992 to 1995, he worked as a consultant in the banking industry.

  DAVID B. SMITH (45) has been Executive Vice President of Providian Bancorp since January 1997, with responsibilities in the Unsecured Spread Business and the Company's PHL operations. He was a Senior Vice President of Providian Bancorp from July 1996 to January 1997. He was Chief Technology Officer of Providian from 1995 to July 1996 and he was responsible for life insurance marketing, systems and operations for
--------
(1) Providian retained King & Spalding during 1996 to perform certain legal services.

Providian Direct Insurance in 1994. Mr. Smith was Senior Vice President of Providian Bancorp from 1990 to 1994, with responsibilities in various aspects of operations, systems, and marketing for the Unsecured Spread Business. He joined Providian Bancorp as Vice President of Systems and Operations in 1986.

  DAVID J. PETRINI (36) has been Senior Vice President and Chief Financial Officer of Providian Bancorp since January 1997. He was Senior Vice President and Senior Financial Officer of Providian Bancorp from December 1994 to January 1997. He served as Vice President of Providian Bancorp from 1990 to December 1994, and, additionally, he had responsibility for the Company's San Francisco administrative and systems services in 1994. Mr. Petrini joined Providian Bancorp as Audit Manager in 1986 and was later named Assistant Vice President. He was promoted to Controller in 1988.

COMMITTEES OF THE PROVIDIAN BANCORP BOARD

  The bylaws of Providian Bancorp to be in effect following the Distribution (the "Bylaws") provide that the Providian Bancorp Board may establish committees which may exercise the powers delegated to such committees by the Providian Bancorp Board. After the Distribution, the Providian Bancorp Board is expected to establish an Audit Committee (the "Audit Committee"), a Human Resources Committee (the "Human Resources Committee") and an Investment, Asset and Liability Committee (the "Investment, Asset and Liability Committee"), and may establish other committees.

  The Audit Committee will be composed entirely of outside directors who are independent of the management of Providian Bancorp and are free from any relationship that, in the opinion of the Providian Bancorp Board, would interfere with their exercise of independent judgment. The Audit Committee will supervise and review Providian Bancorp's accounting and financial services, make recommendations to the Providian Bancorp Board as to nomination of independent auditors, confer with the independent auditors and internal auditors regarding the scope of their proposed audits and the audit findings, reports and recommendations, review Providian Bancorp's financial controls, procedures and practices, approve all nonaudit services by the independent auditors, and review transactions between Providian Bancorp and its affiliates.

  The Human Resources Committee will recommend to the Providian Bancorp Board the election and re-election of officers, consider certain changes in compensation, and review matters related to management succession. The Human Resources Committee will also administer certain employee benefit plans, as discussed below.

  The Investment, Asset and Liability Committee will review Providian Bancorp's capital adequacy, funding, investment, securitization, liquidity and interest rate risk management strategies and policies, will periodically monitor management's activities and key measurements in these areas, and will make recommendations to the Providian Bancorp Board concerning proposed activities and programs.

COMPENSATION OF DIRECTORS

  Directors who are also officers of Providian Bancorp will not receive additional compensation for serving on the Providian Bancorp Board. All other directors will be paid an annual retainer, initially $54,000, and may elect to receive all or a portion of this amount in shares of Providian Bancorp Common Stock. Directors who elect to receive all or a portion of their retainer in Providian Bancorp Common Stock will receive an additional award equal to 25% of their total retainer in shares of restricted stock under the Company's Stock Ownership Plan. Such restricted stock vests one-half after three years, and the balance after six years, if the director does not dispose of the related shares of unrestricted Common Stock during such vesting periods. It is expected that, shortly after the Distribution Date, directors other than Mr. Mehta and Mr. Bailey will each be granted options to purchase 10,000 shares of Providian Bancorp Common Stock. Committee chairs will receive an additional annual retainer, initially $2,000. In addition, directors will be reimbursed for necessary and reasonable expenses incurred in the performance of their duties as directors.

STOCK OWNERSHIP OF EXECUTIVE OFFICERS AND DIRECTORS, AND OF CERTAIN BENEFICIAL OWNERS

  No present or future executive officer or director currently owns any shares of Providian Bancorp Common Stock, all of which shares are currently owned by Providian. Such executive officers and directors will receive shares of Providian Bancorp Common Stock in the Distribution in respect of shares of Providian Common Stock held by them on the Distribution Record Date. In addition, existing equity-based awards under Providian Bancorp and Providian benefit plans will be converted into comparable awards based on Providian Bancorp Common Stock, as described below. See "--Stock Incentive Plan" and "Arrangements Between Providian and Providian Bancorp--Employee Benefits Agreement." In addition to other stock ownership described herein, Mr. Siddiqui, Mr. Barad and Mr. Smith are each expected to receive 20,000 restricted shares of Providian Bancorp Common Stock shortly after the Distribution.

  The following table sets forth the number of shares of Providian Common Stock beneficially owned on March 1, 1997 by each of Providian Bancorp's directors, the executive officers named in the Summary Compensation Table below and all directors and executive officers of Providian Bancorp as a group. Except as otherwise noted, the individual director or executive officer or their family members had sole voting and investment power with respect to such securities.

                                                   PROVIDIAN CORPORATION
                                                       COMMON STOCK
                                            -----------------------------------
                                             NUMBER OF SHARES
   NAME                                     BENEFICIALLY OWNED PERCENT OF CLASS
   ----                                     ------------------ ----------------
   Shailesh J. Mehta.......................       245,419(1)           *
   Irving W. Bailey II.....................       676,149(2)           *
   John M. Cranor III......................         7,271              *
   James V. Elliott........................        24,568(3)           *
   Lyle Everingham.........................        10,103              *
   J. David Grissom........................        23,409              *
   F. Warren McFarlan......................         2,028              *
   Larry D. Thompson.......................         3,955              *
   John L. Weinberg........................        25,257              *
   Seth Barad..............................        21,457(4)           *
   A. Sami Siddiqui........................        20,152(5)           *
   David Smith.............................        19,274(6)           *
   Julie Montanari.........................        41,502(7)           *
   All directors and executive officers as
    a group (14 persons)...................     1,127,901            1.2%

--------
 * Less than 1%
(1) Includes 45,516 shares held directly by Mr. Mehta; 611 shares held in Mr. Mehta's account under the Providian Bancorp's 401(k) Plan over which Mr. Mehta holds limited investment power, 666 shares held in Mr. Mehta's account under Providian's Thrift Savings Plan over which Mr. Mehta holds limited investment power; 19,242 shares held in Mr. Mehta's account under Providian's Stock Ownership Plan subject to vesting requirements set forth in footnote 2 to the Summary Compensation Table; and 179,384 shares which Mr. Mehta has the right to acquire pursuant to stock options exercisable within 60 days of April 10, 1997, the record date to receive notice of and to vote at the annual meeting of Providian stockholders to be held for the purposes described in the Proxy Statement-Prospectus (the "Annual Meeting Record Date").
(2) Includes 135,806 shares held directly by Mr. Bailey; 7,216 shares held in Mr. Bailey's account under Providian's Thrift Savings Plan over which Mr. Bailey holds limited investment power; 28,027 shares held in Mr. Bailey's account under Providian's Stock Ownership Plan subject to the vesting requirements set forth in footnote 2 to the Summary Compensation Table; and 505,100 shares which Mr. Bailey has the right to acquire pursuant to stock options exercisable within 60 days of the Annual Meeting Record Date.
(3) Includes 6,959 shares held directly by Mr. Elliott; 749 shares held in Mr. Elliott's account under Providian Bancorp's 401(k) Plan over which Mr. Elliott holds limited investment power; 143 shares held in Mr. Elliott's account under Providian's Thrift Savings Plan over which Mr. Elliott holds limited investment power; 5,583 shares held in Mr. Elliott's account under Providian's Stock Ownership Plan, subject to vesting requirements set forth in footnote 2 to the Summary Compensation Table; and 11,134 shares which Mr. Elliott has the right to acquire pursuant to stock options exercisable within 60 days of the Annual Meeting Record Date.
(4) Includes 2,453 shares held directly by Mr. Barad; 317 shares held in Mr. Barad's account under Providian Bancorp's 401(k) Plan over which Mr. Barad holds limited investment power; 2,453 shares held in Mr. Barad's account under Providian's Stock Ownership Plan, subject to vesting requirements set forth in footnote 2 to the Summary Compensation Table; and 16,234 shares which Mr. Barad has the right to acquire pursuant to stock options exercisable within 60 days of the Annual Meeting Record Date.
(5) Includes 1,734 shares held directly by Mr. Siddiqui; 250 shares held in Mr. Siddiqui's account under Providian Bancorp's 401(k) Plan over which Mr. Siddiqui holds limited investment power; 3,234 shares held in Mr. Siddiqui's account under Providian's Stock Ownership Plan, subject to vesting requirements set forth in footnote 2 to the Summary Compensation Table; and 14,934 shares which Mr. Siddiqui has the right to acquire pursuant to stock options exercisable within 60 days of the Annual Meeting Record Date.
(6) Includes 12,084 shares held directly by Mr. Smith; 718 shares held in Mr. Smith's account under Providian Bancorp's 401(k) Plan over which Mr. Smith holds limited investment power; 269 shares held in Mr. Smith's account under Providian's Thrift Savings Plan over which Mr. Smith holds limited investment power; and 6,203 shares held in Mr. Smith's account under Providian's Stock Ownership Plan, subject to vesting requirements set forth in footnote 2 to the Summary Compensation Table.
(7) As noted in Note 6 to the Summary Compensation Table, Ms. Montanari resigned as President of Providian Bancorp effective January 31, 1997; includes 11,770 held directly by Ms. Montanari; 932 shares held in Ms. Montanari's account under the Providian Bancorp's 401(k) Plan over which Ms. Montanari holds limited investment power; and 28,800 shares which Ms. Montanari has the right to acquire pursuant to stock options exercisable within 60 days of the Annual Meeting Record Date.

  J.P. Morgan & Co. Incorporated ("J.P. Morgan") has filed a Schedule 13G with the SEC stating that it owned, as of December 31, 1996, 9.8% (9,232,799 shares) of the outstanding Providian Common Stock. J.P. Morgan indicated that it had sole power to vote or direct the voting of 6,013,939 of such shares and shared power to vote with respect to 90,605 of such shares. In addition, Providian believes that, as of February 28, 1997, Fidelity Investments, Inc. owned 5.9% (5,492,000 shares) of the outstanding Providian Common Stock.

                                              NUMBER OF SHARES
   NAME AND ADDRESS                          BENEFICIALLY OWNED PERCENT OF CLASS
   ----------------                          ------------------ ----------------
   J.P. Morgan & Co. Incorporated...........     9,232,799            9.8%
   60 Wall Street
   New York, New York 10260
   Fidelity Investments, Inc................     5,492,000            5.9%
   82 Devonshire Street
   Boston, Massachusetts 02109

COMPENSATION OF EXECUTIVE OFFICERS

  The following table sets forth the information for the last three fiscal years with regard to compensation for services rendered in all capacities to Providian Bancorp by the Chief Executive Officer and the other four most highly compensated executive officers of Providian Bancorp (collectively, the "Named Executive Officers"). Information set forth in the table reflects compensation earned by such individuals for services with Providian Bancorp, Providian or their respective subsidiaries.

                          SUMMARY COMPENSATION TABLE

                                                                      LONG TERM COMPENSATION
                                                                  -------------------------------------
                                         ANNUAL COMPENSATION                 AWARDS             PAYOUTS
                                  ------------------------------- ----------------------------  -------
                                                        OTHER     RESTRICTED       SECURITIES
                                                        ANNUAL      STOCK          UNDERLYING    LTIP    ALL OTHER
                                  SALARY   BONUS     COMPENSATION  AWARD(S)         OPTIONS/    PAYOUTS COMPENSATION
NAME AND PRINCIPAL POSITION  YEAR   ($)     ($)         ($)(1)    ($)(2)(3)        SARS (#)(4)  ($)(5)     ($)(6)
---------------------------  ---- ------- -------    ------------ ----------       -----------  ------- ------------
Shailesh J. Mehta.......     1996 629,327 844,900       28,953     256,647            52,000    181,968    25,763
Chairman, CEO and            1995 528,755 362,900       26,184     156,851            45,000    264,603    16,808
President                    1994 430,993 363,670       19,289     213,428           156,725(7) 406,635    17,301

Julie Montanari(8)......     1996 310,666 200,000                   32,614            15,000    130,157    10,252
                             1995 274,214 180,584(9)                73,213(9)         19,600    125,728     9,014
                             1994 225,919 165,000                   90,196            71,800(7) 149,413     7,425

A. Sami Siddiqui........     1996 260,000 200,000                   49,947            13,000          0     8,580
Executive Vice President     1995 231,618 146,416(9)               101,605(9)(10)     11,800          0     7,643
                             1994       0       0                        0            11,000          0       --

Seth A. Barad...........     1996 245,000 200,000                   49,947            10,000          0     8,085
Executive Vice President     1995 234,580 130,000                   32,490             9,400          0     7,741
                             1994  68,852 115,000                   28,740            14,100          0     1,898

David B. Smith..........     1996 229,112 200,000                   71,037            13,000     84,382     7,561
Executive Vice President     1995 226,219 125,000                   60,555            11,800    117,418     6,822
                             1994 218,877 115,000       36,220      77,694            65,500(7) 149,412    92,531(11)

--------
 (1) Represents amounts reimbursed during the fiscal year for payment of taxes.
 (2) Represents the dollar value of restricted stock awarded under Providian's Stock Ownership Plan ("SOP"). Nonrestricted stock awards under the SOP are matched with like number of shares of restricted stock and are intended to replace a portion of cash amounts previously paid under the Company's other incentive plans. One half of such restricted stock will vest if all nonrestricted shares are held for three years or in the event of death, disability, or retirement during such three year period. The other half will vest if such nonrestricted stock is held for six years or in the event of death, disability or retirement during the final three year vesting period, except in the event of a change in control of the Company, in which case such shares vest immediately.
 (3) Dividends are paid on restricted stock awards under the SOP at the same rate as paid to all stockholders. On December 31, 1996, with a stock closing price of $51.375, Mr. Mehta held 16,687 restricted shares having a then market value of $857,295, Ms. Montanari held 6,809 restricted shares having a then market value of $349,812, Mr. Siddiqui held 2,331 restricted shares having a then market value of $119,755, Mr. Barad held 1,550 restricted shares having a then market value of $79,631, and Mr. Smith held 5,732 restricted shares having a then market value of $294,482.
 (4) All amounts represent option grants under option plans of Providian. These options will be converted into an equivalent value of options with respect to Providian Bancorp Common Stock at the time of the Distribution. See "Arrangements Between Providian and Providian Bancorp-- Employee Benefits Agreement."
 (5) The Long-Term Incentive Plan ("LTIP") is a Providian plan which paid awards based on the long-term performance of the company. This plan will not be continued at Providian Bancorp.
 (6) Represents Company contributions or liabilities under Providian's Thrift Plan or the Company's defined contribution plan, which include a qualified and a nonqualified plan. Under the qualified plan, the following contributions were made: Mr. Mehta received $4,500, Ms. Montanari received $4,950, Mr. Siddiqui received $4,950, Mr. Smith received $4,950 and Mr. Barad received $4,950. Under the nonqualified plan, the increases for the Company's liabilities were as follows:
     $21,263 for Mr. Mehta, $5,302 for Ms. Montanari, $3,630 for Mr. Siddiqui, $2,611 for Mr. Smith and $3,135 for Mr. Barad.
 (7) Represents options granted under Providian's 1989 Stock Option Plan and 1995 Stock Option Plan, and Equity Units granted under the Providian Bancorp Equity Unit Plan.
 (8) Ms. Montanari served as President of the Company until January 1997, when she resigned to become an executive consultant to the Company.

 (9) Ms. Montanari's and Mr. Siddiqui's 1995 Management Incentive Plan restricted stock awards were revalued six months after they were granted in compliance with the requirements of Section 83(b) of the Code.
(10) Includes the market value of 1,500 restricted shares awarded to Mr. Siddiqui under the SOP subject to time-based restrictions.
(11) This amount includes various payments associated with relocation from Providian Bancorp to Providian Direct Insurance totaling $86,127.

OPTION AND SAR GRANTS OF PROVIDIAN COMMON STOCK TO EXECUTIVE OFFICERS

  The following table contains information concerning the grant of stock options and stock appreciation rights ("SARs") in 1996 under the Company's 1995 Stock Option Plan to the Named Executive Officers of the Company. Included is information on potential realizable value(s) to the Named Executive Officers, all optionees as a group, and all of the Company's stockholders, assuming growth of Providian Common Stock at the stated rates of appreciation.

                    OPTIONS/SAR GRANTS IN LAST FISCAL YEAR

                                                                            POTENTIAL REALIZABLE VALUE
                                                                              AT ASSUMED ANNUAL RATES
                                                                            OF STOCK PRICE APPRECIATION
                                         INDIVIDUAL GRANTS                      FOR OPTION TERM(1)
                         ------------------------------------------------- -------------------------------
                           NUMBER OF     % OF TOTAL
                          SECURITIES      OPTIONS/
                          UNDERLYING        SARS      EXERCISE
                           OPTIONS/      GRANTED TO    OR BASE
                             SARS        EMPLOYEES      PRICE   EXPIRATION
NAME                     GRANTED(#)(2) IN FISCAL YEAR ($/SH)(3)    DATE    0%($)      5%($)      10%($)
----                     ------------- -------------- --------- ---------- -------- ---------- -----------
Shailesh J. Mehta.......     52,000         18.60%    $40.3125  08/07/2006     0     1,318,320   3,340,883
Seth A. Barad...........     10,000          3.58%    $40.3125  08/07/2006     0       253,523     642,477
A. Sami Siddiqui........     13,000          4.65%    $40.3125  08/07/2006     0       329,580     835,221
David B. Smith..........     13,000          4.65%    $40.3125  08/07/2006     0       329,580     835,221
Julie A. Montanari(4)...     15,000          5.36%    $40.3125  08/07/2006     0       380,285     963,716
All Optionees
 (Includes above
 individuals)(5)........    279,600        100.00%    $40.3125  08/07/2006     0     7,088,507  17,963,669
All Stockholders........        N/A           N/A          N/A         N/A     0(6)

--------
(1) The amounts shown represent certain assumed rates of appreciation only. Actual gains on stock option exercises, if any, are dependent on the future performance of the Providian Common Stock and overall condition of the stock market, as well as the optionholder's continued employment through the vesting period. The amounts reflected in this table may not necessarily be achieved.
(2) Denotes options granted under the 1995 Providian Stock Option Plan.
(3) The exercise price of options granted under the 1995 Stock Option Plan is equal to the average of the high and low price of Providian Common Stock on the date of grant. With respect to the options granted, options vest one-third per year and are fully vested after three years and vest immediately upon the event of death or disability of the optionee or change in control of Providian. Options will expire 10 years from the date of grant.
(4) Ms. Montanari served as President of the Company until January 1997, when she resigned to become an executive consultant to the Company.
(5) Optionees will realize benefit only upon an increase in the price of the Providian Common Stock, which will benefit all stockholders commensurately. A zero percentage gain in the stock price will result in zero dollars for the optionee.
(6) Although all other stockholders would not realize any increase in the value of their stock without stock price appreciation, the zero amount does not reflect the value of dividends that stockholders may receive over the 10-year option term. Optionees will not receive dividends until such time as they exercise the options.

OPTION EXERCISES AND HOLDINGS

  The following table sets forth information with respect to the Named Executive Officers concerning the exercise of options during 1996, and unexercised options and SARs held as of the end of 1996.

      AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END
                              OPTIONS/SAR VALUES

                                                   NUMBER OF SECURITIES
                                                  UNDERLYING UNEXERCISED     VALUE OF UNEXERCISED
                                                      OPTIONS/SARS AT        IN-THE-MONEY OPTIONS
                                                        12-31-96(#)            AT 12-31-96($)(1)
                                                 ------------------------- -------------------------
                           SHARES
                         ACQUIRED ON    VALUE
NAME                     EXERCISE(#) REALIZED($) EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
----                     ----------- ----------- ----------- ------------- ----------- -------------
Shailesh J. Mehta.......                           179,384      94,141     $ 2,226,958  $1,285,767
 Equity Units(2)........                           116,727       1,100     $15,333,446  $   94,501
Seth A. Barad...........                            16,234      17,266     $   204,371     227,323
A. Sami Siddiqui........                            14,934      20,866     $   177,802  $  266,698
David B. Smith..........    9,166     $125,325      61,033      32,867     $   686,043  $  495,214
 Equity Units(2)........                            37,331         --      $ 4,928,601  $        0
Julie Montanari(3)......                            80,601      30,399     $   945,708  $  415,629
 Equity Units(2)........    4,000     $474,480      30,667         333     $ 3,906,585  $   28,637

--------
(1) Based on the average of the high and low price of the Common Stock on December 31, 1996 of $51.5625 per share.
(2) Represents estimated fair market value of $153.35 per Equity Unit outstanding under the Providian Bancorp Equity Unit Plan as of December 31, 1996.
(3) Ms. Montanari served as President of the Company until January 1997, when she resigned to become an executive consultant to the Company.

EMPLOYEE BENEFITS AGREEMENT

  In connection with the Distribution, Providian and Providian Bancorp will enter into the Employee Benefits Agreement (as defined herein), providing for the allocation of various employee benefit obligations between Providian and Providian Bancorp. Among other things, the Employee Benefits Agreement provides for the substitution of Providian Bancorp employee stock options (the "Substitute Options") for persons who currently hold Providian employee stock options but who will be employees of Providian Bancorp after the Distribution. The terms of this substitution and the other terms of the Employee Benefits Agreement are described under "Arrangements Between Providian and Providian Bancorp--Employee Benefits Agreement."

EMPLOYMENT AGREEMENTS

  The Company has entered into a separate employment agreement with Shailesh
J. Mehta (the "Employment Agreement"), pursuant to which Mr. Mehta will be employed as the Chief Executive Officer and President, and upon the Distribution, as the Chairman of the Board of the Company. Mr. Mehta's term of employment under the Employment Agreement will commence on the effective date of the Distribution and initially end on the third anniversary of the Distribution. On each anniversary of the Distribution, however, the term of employment will automatically be extended by one year, so that the remaining term of employment is once again three years, unless either party gives the other at least one year's notice that the term of employment will not be extended. Mr. Mehta's base salary will be at least $800,000 per annum and he will be entitled to incentive bonus payments pursuant to the terms of the Company's Management Incentive Plan. The Employment Agreement provides that, in the first year, Mr. Mehta's minimum bonus opportunity, subject to meeting performance goals established by the Providian Bancorp Board, will be $1 million. The Employment Agreement also provides that, upon the

Distribution, Mr. Mehta will receive qualified and non-qualified stock options to purchase 500,000 shares of Providian Bancorp Common Stock, vesting over three years, and 75,000 shares of restricted Providian Bancorp Common Stock, vesting over five years. In addition, Mr. Mehta will be entitled to participate in and receive benefits under all other bonus plans, short or long term incentive plans, savings and retirement plans, and welfare benefit plans, practices, policies and programs maintained or provided by the Company for the benefit of senior executives. In the event the Company terminates Mr. Mehta's employment without Cause, or Mr. Mehta terminates his employment for Good Reason (as such terms are defined in the Employment Agreement), Mr. Mehta will receive severance benefits. If termination is prior to a change in control of the Company (as defined below), the benefits will include continuation of salary, bonus and other benefits, and continued vesting of options and restricted stock, for three years following termination. If termination is within three years after a change in control, the benefits will include a lump sum payment equal to three times Mr. Mehta's annual salary and bonus, immediate vesting of all options and restricted stock, and continuation of other benefits for three years following termination. Additionally, if any payment or distribution to Mr. Mehta would be subject to any "golden parachute payment" excise tax or similar tax, then Mr. Mehta will be entitled to receive gross-up payments in an amount such that, after payment of such excise tax or similar tax, and all taxes attributable to such gross-up payments, Mr. Mehta retains an amount equal to the amount he would have retained if such excise tax or similar tax had not applied.

  In addition to the Employment Agreement with Mr. Mehta described above, Providian Bancorp expects to enter into change in control employment agreements with certain other officers, including the executive officers, effective on the Distribution Date. The specific terms of these agreements have not yet been determined, but the following description sets forth their expected terms. A "change in control" will be defined as the acquisition of 20% or more of the Providian Bancorp Common Stock or voting securities by a person or group (subject to specified exceptions), certain changes in the majority of the Providian Bancorp Board, certain mergers involving Providian Bancorp, or the liquidation, dissolution or sale of all or substantially all of the assets of Providian Bancorp. If within three years of a change in control the officer's employment is terminated by the Company, other than for disability or cause, or if the officer terminates his or her employment for good reason (as defined in the change in control employment agreements) or within a 30-day period beginning one year after the change in control, the executive officer will be entitled to the following benefits, among other things: base salary and a pro rata bonus through the date of termination, a severance payment equal to three times the officer's base salary and annual bonus, any deferred compensation not yet paid by Providian Bancorp, and a special retirement benefit equal to the most recent retirement contribution percentage multiplied by three times the base salary and annual bonus. Additionally, if any payment or distribution by Providian Bancorp or any subsidiary or affiliate to the officer would be subject to any "golden parachute payment" excise tax or similar tax, then the officer will be entitled to receive gross-up payments in an amount such that, after payment of such excise tax or similar tax, and all taxes attributable to such gross-up payments, the officer retains an amount equal to the amount the officer would have retained if such excise tax or similar tax had not applied.

THE EQUITY UNIT PLAN

  The Equity Unit Plan, established in 1989, is a specialized compensation plan designed to align the interests of certain key employees with the Company's long-term goals and performance. The Equity Unit Plan allows for the grant of units to participating employees at a specific Equity Unit grant price. The participants are then entitled to the appreciation of the Equity Unit price (based on the estimated market value of the Company) above the grant price. Prior to the Distribution Date, Providian Bancorp plans to terminate the participation of Providian employees in the Equity Unit Plan and to give participating Providian Bancorp employees a choice between (1) continuing in an altered version of the Equity Unit Plan (pursuant to which the valuation of Equity Units would be revised in order to tie their value to the appreciation of Providian Bancorp Common Stock) and (2) receiving a payment (either on a cash or deferred basis, at the participant's election) representing past appreciation in their Equity Units plus Providian Bancorp stock options to replace the future appreciation potential of the terminated Equity Units. The Company expects that all 23 employees with Equity Units will elect the second alternative, resulting in the formal termination of the Equity Unit Plan. Amounts owing to Providian employees on account of their Equity Units will be assumed or reimbursed by Providian. See "Arrangements Between Providian and Providian Bancorp--Employee Benefits Agreement."

STOCK OPTION PLAN

  In connection with the Distribution, Providian Bancorp expects to adopt Providian's existing 1995 Stock Option Plan, which was approved by the shareholders of Providian at the 1995 Annual Meeting (the "Stock Option Plan"). In connection with this adoption, the Stock Option Plan will be amended as necessary to reflect that the stock with respect to which options may be granted after the Distribution will be Providian Bancorp Common Stock and to provide for the granting of options to non-employee Directors. On April 2, 1997, Providian approved this adoption as sole shareholder of Providian Bancorp.

  Shares Subject to the Plan. The Stock Option Plan, as adopted by Providian Bancorp, will authorize the grant of stock options for up to 10 million shares of Providian Bancorp Common Stock, plus the number of shares subject to options rolled over from Providian options at the time of the Distribution. The underlying shares may be authorized and unissued shares, or issued shares reacquired by Providian Bancorp or a combination thereof.

  Under the Stock Option Plan as in effect before the Distribution, the number of shares of common stock of Providian with respect to which options were permitted to be granted to any participant during any calendar year was limited to 500,000; as of the Distribution, this number will be adjusted to constitute the number of shares of Providian Bancorp Common Stock as has the same value as 500,000 shares of Providian Common Stock, using the methodology set forth in the Employee Benefits Agreement for adjusting existing options. The Stock Option Plan also authorizes the award of SARs in tandem with options. Shares of stock that are attributable to options that expire or are otherwise terminated, canceled or surrendered without being exercised or are forfeited will be available for issuance in connection with future grants under the Stock Option Plan. The Stock Option Plan provides for adjustments to reflect any future stock dividends, stock splits or other relevant capitalization changes.

  Term of the Stock Option Plan; Conversions. No options may be granted under the Stock Option Plan after April 2, 2007. It is expected that shortly after the Distribution, options to purchase shares of Providian Bancorp Common Stock will be granted to employees of Providian Bancorp, and to Irving W. Bailey II, a non-employee director, as a result of the conversion of their existing Providian stock options and Equity Units. See "--The Equity Unit Plan" and "Arrangements Between Providian and Providian Bancorp--Employee Benefits Agreement." The total number of options to be granted will be determined shortly after the Distribution Date and will depend on the number of options and Equity Units that then remain outstanding and the conversion ratios, which will, in turn, depend on the trading price of Providian Common Stock and Providian Bancorp Common Stock, and on the number of shares of Providian Common Stock outstanding, at the time of the Distribution. It is currently estimated that options to purchase approximately 4.4 million shares of Providian Bancorp Common Stock will be granted as a result of the conversion of Providian stock options and Equity Units, including the following options to each of the executive officers named in the Summary Compensation Table and to all executive officers as a group:

 SUBSTITUTE OPTIONS AND EQUITY UNIT REPLACEMENT OPTIONS EXPECTED TO BE GRANTED
                             UPON THE DISTRIBUTION

             NAME                                           NUMBER OF SHARES(1)
             ----                                           -------------------
       Shailesh J. Mehta...................................      1,356,705
       A. Sami Siddiqui....................................         84,796
       Seth A. Barad.......................................         79,348
       David B. Smith......................................        279,926
       All executive officers and directors as a group (14
        persons)...........................................      2,571,222

--------
(1) Based on the number of options and Equity Units outstanding on March 1, 1997, and on conversion ratios of: (a) approximately 2.37 to 1 for options, based on the trading price of Providian Common Stock during the ten days preceding March 31, 1997 and an implied trading price of Providian Bancorp Common Stock derived from the price of Providian Common Stock and the terms of the Merger, and (b) approximately 6.02 to 1 for Equity Units, which represents the number of shares of Providian Common Stock outstanding on March 31, 1997 divided by 15,725,068 (the total authorized number of Equity Units, of which 303,900 were outstanding on March 1, 1997). No change to the authorized number of Equity Units, and no increase in the number of outstanding Equity Units, has occurred or is expected to occur before the Distribution Date.

  In addition to the options described in this table, the Company expects to grant additional stock options to management after the Distribution, including options to purchase a total of 720,000 shares of Providian Bancorp Common Stock expected to be granted to executive officers and directors. Mr. Mehta will receive options to purchase 500,000 shares, in accordance with the terms of his Employment Agreement with the Company. See "--Employment Agreements." Mr. Siddiqui, Mr. Barad and Mr. Smith are each expected to receive options to purchase 50,000 shares, and each director other than Mr. Mehta and Mr. Bailey is expected to receive options to purchase 10,000 shares.

  Eligibility and Administration. All key salaried employees who are responsible for or contribute to the management, growth or profitability of the business of Providian Bancorp or its subsidiaries will be eligible to participate in the Stock Option Plan. The Human Resources Committee will have full authority to administer the Stock Option Plan after the Distribution, including, without limitation, the sole discretionary authority to determine which participants will receive options, the number of shares to be subject to each option and the terms and conditions of grant and exercise.

  Stock Options. The stock options to be granted under the Stock Option Plan may be either incentive stock options or nonqualified stock options. The terms of any nonqualified stock option, including without limitation the exercise price and period of exercise, will be determined by the Human Resources Committee in its sole discretion at the time of grant. However, no stock option can be granted with an exercise price less than 100% of fair market value of the Providian Bancorp Common Stock on the date of the grant, and the term of an option may not exceed ten years from the date of grant. The exercise price of an option may be paid in cash, in shares of Providian Bancorp Common Stock (valued at fair market value on the date of payment), or a combination thereof. Any withholding tax required by law to be remitted by a participant to Providian Bancorp upon the exercise of an option may be paid in cash, by the withholding of shares otherwise issuable upon exercise, or a combination thereof, as determined by the Human Resources Committee at or after the time of grant.

  If the employment of a participant is terminated for cause, all then-outstanding options held by such participant, whether or not exercisable, will be forfeited immediately. If the employment of a participant is terminated for any reason other than for cause, death, disability or retirement, any then-outstanding options held by such participant that are exercisable will remain exercisable until the earlier of the end of their term or the ninetieth day after the date of termination. If a participant retires, any then-outstanding options held by such participant that are exercisable will remain exercisable until the earlier of the end of their term or the fifth anniversary of retirement. If a participant dies or becomes disabled while employed by Providian Bancorp or a subsidiary, all then-outstanding options held by such participant will become immediately exercisable, and will remain exercisable until the earlier of the end of their term or the fifth anniversary of the date of death or disability.

  Stock Appreciation Rights. The Stock Option Plan also authorizes the Human Resources Committee to grant SARs in tandem with any stock option granted to a participant. The Human Resources Committee may not, however, issue SARs in tandem with stock options with respect to more than 50%, in the aggregate, of the shares underlying options granted to any one participant. SARs are subject to the same terms and conditions as the related option and are exercisable only to the extent that such option is exercisable. Upon exercise of an SAR, the participant must surrender, unexercised, the corresponding portion of the related option, and will be entitled to receive an aggregate value equal to the product of (a) the excess of the fair market value of one share of Providian Bancorp Common Stock on the date of exercise over the option exercise price multiplied by (b) the number of shares with respect to which the SAR is being exercised. The Human Resources Committee will have the right to determine whether such aggregate value will be paid in the form of shares of Providian Bancorp Common Stock, cash or a combination thereof.

  Change in Control. In the event of a Change in Control of Providian Bancorp (as defined in the Stock Option Plan), all then-outstanding options and any related SARs will become immediately exercisable.

  Certain Tax Consequences. Section 162(m) of the Code provides that a public company may not deduct in any one taxable year compensation in excess of $1 million paid to its chief executive officer or any of its other four most highly compensated officers. However, an exemption is provided for compensation that qualifies as "performance-based." The Stock Option Plan is designed so that all options and SARs granted thereunder should qualify for this exemption.

  Termination and Amendment. The Board of Directors may amend, modify or terminate the Stock Option Plan at any time. The Human Resources Committee may amend the terms of any option at any time, but no such action may impair the rights of the option holder without such holder's consent.

MANAGEMENT INCENTIVE PLAN

  In connection with the Distribution, Providian Bancorp expects to adopt Providian's existing Management Incentive Plan (the "Incentive Plan"), which was approved by the shareholders of Providian at the 1995 Annual Meeting.

  Eligibility and Administration. All key salaried employees of Providian Bancorp and its subsidiaries will be eligible to receive awards under the Incentive Plan. The Incentive Plan will be administered by the Human Resources Committee, which will have full authority to select those employees to whom awards under the Plan will be made and, subject to the provisions of the Plan, to determine the amount and frequency of awards and the terms and conditions of awards.

  Incentive Awards. Each year, not later than 90 days after the beginning of the year, the Human Resources Committee will determine the participants who will be eligible for awards under the Incentive Plan that year, the potential amounts (expressed as a percentage of salary) of each award, and the performance objectives that must be achieved and in order to earn the awards. In no event, however, may any award under the Incentive Plan exceed $1.3 million.

  The performance objectives will be based upon earnings, earnings per share, revenue, expenses, margin and/or return on equity of Providian Bancorp and/or an operating unit of Providian Bancorp. The Human Resources Committee will be required to certify in writing before an award is paid that the relevant performance objectives have been satisfied. The Human Resources Committee may decide in its discretion to reduce an award that has been earned based on the performance objectives. Awards will be paid or credited as soon as practicable following the end of the annual performance period.

  Certain Tax Consequences. The Incentive Plan is designed to enable awards granted thereunder to qualify as "performance-based" compensation that is exempt from the limitations on deductibility imposed by Section 162(m) of the Code, as described above.

  Termination and Amendment. Unless sooner terminated by the Board of Directors, the Incentive Plan will terminate on, and no awards will be granted after, the tenth anniversary of the Distribution Date. The Board of Directors may amend or modify the Incentive Plan at any time. However, to the extent required under Section 162(m) of the Code, for qualified performance-based compensation, no such amendment or modification may be made without approval by the stockholders of Providian Bancorp. The Human Resources Committee may amend the terms of any award at any time, but no such amendment may impair the rights of the affected participant without the participant's consent, waive the achievement of performance goals, or increase the amount of such award.

STOCK OWNERSHIP PLAN

  In connection with the Distribution, Providian Bancorp expects to adopt Providian's existing Stock Ownership Plan (the "Stock Ownership Plan"), which was approved by the shareholders of Providian at the 1992 Annual Meeting, and amendments to which were approved by the shareholders of Providian at the 1995 Annual Meeting. In connection with this adoption, the Stock Ownership Plan will be amended as necessary to reflect the fact that the stock which may be awarded after the Distribution will be Providian Bancorp Common Stock.

  Shares Subject to the Plan. After the Distribution, the Stock Ownership Plan will allow the award of four million shares of Providian Bancorp Common Stock to key salaried employees of Providian Bancorp and its subsidiaries and non-employee directors of Providian Bancorp. Shares that are issued in the form of Restricted Stock that is subsequently forfeited will become available for reissuance.

  Awards under the Plan. The Stock Ownership Plan provides for three forms of awards: nonrestricted stock ("Nonrestricted Stock"), and two types of Restricted Stock: matching Restricted Stock ("Matching Restricted Stock") and discretionary Restricted Stock ("Discretionary Restricted Stock"). "Restricted Stock" is stock that is subject to forfeiture during a restricted period. Matching Restricted Stock is granted in conjunction with Nonrestricted Stock. Nonrestricted Stock is not subject to forfeiture, but must be left on deposit with Providian Bancorp during the restricted period for the corresponding Matching Restricted Stock, or the Matching Restricted Stock will be forfeited.

  The Human Resources Committee will determine, in its discretion, when and whether, and in what quantities, to grant to non-employee director and employee participants Nonrestricted Stock and matching Restricted Stock (which may be a number of shares less than or equal to the number of shares of corresponding Nonrestricted Stock). The Human Resources Committee will make such grants taking into account, among other factors, the salary and other performance-related compensation being received by the employee from Providian Bancorp, including amounts awarded under other incentive plans of Providian Bancorp. However, the aggregate value of Nonrestricted Stock which may be granted to a participant in any year under the Plan is limited to 25% of the total incentive award earned by the participant for such year under Providian Bancorp's Management Incentive Plan.

  The Human Resources Committee may also make awards of Discretionary Restricted Stock, for hiring bonuses, extraordinary performance rendered or as an incentive to the achievement of future performance targets. Discretionary Restricted Stock has no Nonrestricted Stock associated with it, and is to be earned based upon the achievement of performance objectives established by the Human Resources Committee. These performance objectives will be based on the same kinds of performance measures which the Human Resources Committee may use in making awards under the Management Incentive Plan, as described above. No participant may, in any year, receive a grant of more shares of Discretionary Restricted Stock than the number of shares of Providian Bancorp Common Stock as has the same value as 100,000 shares of Providian Common Stock, using the same methodology as will be used to adjust existing options.

  Certain Tax Consequences. The Stock Ownership Plan is designed to enable Discretionary Restricted Stock granted thereunder to qualify as "performance-based" compensation that is exempt from the limitations on deductibility imposed by Section 162(m) of the Code, as described above. However, neither Nonrestricted nor Matching Restricted Stock will qualify for this exemption, so Providian Bancorp may not be able to take full income tax deductions with respect to such awards earned by its Chief Executive Officer and its other four most highly compensated executives.

EMPLOYEE STOCK PURCHASE PLAN

  In connection with the Distribution, Providian Bancorp intends to adopt an Employee Stock Purchase Plan (the "Stock Purchase Plan"). Subject to meeting United States federal and state securities law requirements, the Stock Purchase Plan will become effective upon the consummation of the Distribution. The purpose of the Stock Purchase Plan is to further the long-term stability and financial success of Providian Bancorp by providing a method for employees to increase their ownership of Providian Bancorp Common Stock.

EMPLOYEE SAVINGS PLAN

  Providian Bancorp maintains a defined contribution plan (the "Employee Savings Plan") covering salaried employees of Providian Bancorp who work 20 or more hours per week. The Employee Savings Plan is intended to meet the requirements of Section 401(a) of the Code and includes a qualified cash or deferred arrangement under Section 401(k) of the Code and Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The purpose of the Employee Savings Plan is to encourage regular savings on the part of the employees of Providian Bancorp and to give them a proprietary interest in Providian Bancorp, and, therefore, an additional incentive to remain in its employ and to promote its success. The Employee Savings Plan includes an employer matching contribution and an employer retirement contribution.

SUPPLEMENTAL DEFINED CONTRIBUTION PLAN

  Providian Bancorp maintains a supplemental defined contribution plan (the "Supplemental Plan"), which is available to certain executive employees (including the Named Executive Officers) and permits the continuation of matching contributions to employees whose contributions to the Employee Savings Plan are restricted because they have exceeded the limitations imposed by Sections 401, 402 and 415 of the Code. Participants will be eligible to receive a supplemental matching contribution on the amount by which their annual eligible salary exceeds these limitations. The Supplemental Plan also provides for an additional retirement contribution to participants whose benefits under the Company's 401(k) plan are restricted because of the limitations imposed by Sections 401, 402 and 415 of the Code. Payments under the Supplemental Plan are made on the same basis as those under the Employee Savings Plan.

DEFERRED COMPENSATION PLAN

  The Company's deferred compensation plan (the "Deferred Compensation Plan") permits certain executive employees (including the Named Executive Officers) to defer base salary and annual and long-term cash incentives. Directors may also be eligible to elect to defer compensation pursuant to the terms of the Deferred Compensation Plan. Participants are fully vested at all times with respect to their deferred amounts. Eligible participants may elect to defer up to such percentage of their compensation as the Human Resources Committee may specify.

             ARRANGEMENTS BETWEEN PROVIDIAN AND PROVIDIAN BANCORP

  For the purpose of effecting the Distribution and governing certain of the relationships between Providian and Providian Bancorp following the Distribution, Providian and Providian Bancorp have entered into the Distribution Agreement and will enter into the other agreements described below (which, together with the Distribution Agreement, are referred to herein as the "Ancillary Agreements"). The Distribution Agreement and the other Ancillary Agreements have been filed as exhibits to the Providian Bancorp Registration Statement and the Distribution Agreement is attached to the Proxy Statement-Prospectus as Appendix B. The descriptions contained herein do not purport to be complete and are qualified in their entirety by reference to such agreements.

THE DISTRIBUTION AGREEMENT

  General Description of the Distribution. Pursuant to the terms of the Distribution Agreement, Providian will distribute the shares of Providian Bancorp Common Stock to its stockholders in the Distribution. The

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Distribution will be made pro rata to the stockholders of Providian, as described under "--Method of Effecting the Distribution." Immediately after the Distribution, AEGON will acquire Providian pursuant to the Merger Agreement.

  Intercompany Accounts. The Distribution Agreement provides that on or before the Distribution Date, Providian and Providian Bancorp will pay, or otherwise settle, intercompany loans, payables, receivables and accounts between Providian and Providian Bancorp.

  Representations and Warranties of Providian Bancorp. In the Distribution Agreement, Providian Bancorp makes certain representations and warranties to Providian with respect to: (i) its due organization, good standing and corporate power; (ii) its power and authority to execute the Distribution Agreement and the other Ancillary Agreements to which it is or will be party and to consummate the transactions contemplated thereby; (iii) the enforceability of the Distribution Agreement and the other Ancillary Agreements to which it is or will be party; (iv) the noncontravention of laws and agreements and the absence of the need for governmental or third-party consents in connection with the execution, delivery and performance by it of the Distribution Agreement and the other Ancillary Agreements to which it is or will be party; and (v) the absence of undisclosed claims by Providian Bancorp against Providian arising out of events, circumstances or actions taken prior to the Distribution Date.

  Method of Effecting the Distribution. The Distribution Agreement provides that, immediately prior to the Effective Time (as defined in the Distribution Agreement), Providian will distribute all outstanding shares of Providian Bancorp Common Stock to each holder of record of Providian Common Stock on the Distribution Record Date on the basis of one share of Providian Bancorp Common Stock for each share of Providian Common Stock outstanding on the Distribution Record Date.

  Indemnification. Pursuant to the Distribution Agreement, Providian and Providian Bancorp have agreed to indemnify each other for losses, damages, claims or liabilities (including reasonable attorneys' fees and disbursements) arising from certain matters (collectively, "Losses"). The indemnification provided by the Distribution Agreement will also apply to the indemnified parties' respective affiliates, successors and assigns and the officers, directors, partners, employees, agents and representatives of any of them.

  Specifically, Providian Bancorp has agreed to indemnify Providian against Losses arising from the following:

    (i) the operation of the businesses of, or relating to, Providian Bancorp or any other member of the Providian Bancorp group (the "Providian Bancorp Group") (including those Losses arising due to the failure of Providian Bancorp or any other member of the Providian Bancorp Group to pay, perform or otherwise discharge its obligations under the Distribution Agreement or arising out of or connected with the Providian Bancorp business);

    (ii) any breach of or inaccuracy in any representation or warranty (subject to materiality qualifications in certain cases) made by Providian Bancorp in the Distribution Agreement;

    (iii) subject to the limitations described below, any material breach of any covenant made in the Distribution Agreement or any other Ancillary Agreement by Providian; and

    (iv) any disclosure contained in or omitted from the Providian Bancorp Registration Statement (of which this Information Statement forms a part), the AEGON Registration Statement on Form F-4, of which the Proxy Statement-Prospectus forms a part, the Proxy Statement-Prospectus or any other document filed with the SEC in connection with the transactions contemplated in the Distribution Agreement or any preliminary or final form thereof or any amendment or supplement thereto (collectively, the "SEC Documents") to the extent such disclosures or omissions relate to any member of the Providian Bancorp Group or the Providian Bancorp business.

  Providian has agreed to indemnify Providian Bancorp against Losses arising from the following:

    (i) the operation of the businesses of, or relating to, Providian or any other member of the Providian group (the "Providian Group," and, each of the Providian Group and the Providian Bancorp Group, a

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

  "Group") (including those Losses arising due to the failure of Providian or any other member of the Providian Group to pay, perform or otherwise discharge its obligations under the Distribution Agreement or arising out of or connected with the Providian business);

    (ii) any breach of or inaccuracy in any representation or warranty (subject to materiality qualifications in certain cases) made by Providian in the Distribution Agreement;

    (iii) subject to the limitations described below, any material breach of any covenant made in the Distribution Agreement or any other Ancillary Agreement by Providian; and

    (iv) any disclosure contained in or omitted from any SEC Documents to the extent such disclosures or omissions do not relate to any member of the Providian Bancorp Group or the Providian Bancorp business.

  The indemnification obligations described above will be subject to the following limitations:

    (i) the indemnification obligations will not include any Losses (a) relating to any Tax (as defined in the Tax Disaffiliation Agreement (as defined herein)), which shall be covered exclusively by the Tax Disaffiliation Agreement, (b) relating to matters for which indemnification is provided in any of the other Ancillary Agreements or (c) relating to matters governed by any of the surviving intercompany agreements, which, in each case, will be covered exclusively by the applicable provisions of such agreements; and

    (ii) the indemnification obligations will not be deemed to create any obligation, or expand the scope of any existing obligation, on the part of any party to the Distribution Agreement to indemnify or hold harmless such party's own officers, directors, partners, employees, agents or representatives.

  If any indemnification described above is unavailable for any reason, the parties have agreed to contribute in respect of the applicable Losses on an equitable basis.

  Non-Competition. Pursuant to the Distribution Agreement, Providian Bancorp has agreed that, for a period of two years after December 28, 1996, neither it nor any of its affiliates will, anywhere in the United States, directly or indirectly, (i) sell or offer life insurance and related products through the home service channel; (ii) offer, sell or otherwise provide to the non-individual market (a) guaranteed investment contracts or (b) other funding agreements directly competitive with products offered as of December 28, 1996 by Providian Capital Management, a division of Providian Corporation; or (iii) sell or offer life insurance products directly competitive with products offered as of December 28, 1996 by Providian Direct Insurance except, in the case of this clause (iii), for offers or sales of accidental death and dismemberment insurance and offers or sales to current or future Providian Bancorp customers of life insurance products that are incremental to a product that is currently being offered by Providian Bancorp. Providian Bancorp further agrees that, for a period of 18 months after December 28, 1996, neither it nor any of its affiliates will, anywhere in the United States, directly or indirectly, use, with respect to any life insurance product or the offer or sale of any such product, the name "Providian," or any derivative thereof, in conjunction with the term "insurance," "assurance" or any similar insurance related term, as the name of an entity, joint venture or similar marketing arrangement.

  Guaranty. The Merger Agreement provides that at closing, AEGON will cause AEGON USA, Inc. to enter into a guaranty agreement with Providian and Providian Bancorp (the "Guaranty Agreement"), pursuant to which AEGON USA, Inc. will guarantee the obligations of Providian in the Merger Agreement regarding employee benefits and the indemnification of officers and directors, as well as all of the obligations of Providian in the Distribution Agreement and the other Ancillary Agreements. The aggregate amount required to be paid by AEGON USA, Inc. under the Guaranty Agreement will not exceed an amount in United States dollars equal to the stockholders' equity of Providian, determined in accordance with GAAP, as of the latest quarter ended prior to completion of the Merger, adjusted to give effect to the Distribution.

TAX DISAFFILIATION AGREEMENT

  The Tax Disaffiliation Agreement between Providian and Providian Bancorp, which will be entered into prior to the Distribution Date (the "Tax Disaffiliation Agreement"), generally provides for the allocation

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

between Providian and Providian Bancorp of the tax liability for certain periods and events and for the parties' responsibilities for filing tax returns, handling audits, retaining records, etc.

  The Tax Disaffiliation Agreement provides that Providian is obligated to file all tax returns with respect to the Providian Bancorp Group (i) that are filed on a consolidated, combined or unitary basis, (ii) that include Providian Bancorp or any of its subsidiaries and Providian or any of its subsidiaries and (iii) that are required to be filed for any period beginning before the Distribution.

  Under the Tax Disaffiliation Agreement, Providian Bancorp is liable for, and will hold Providian harmless against, any taxes attributable to the Providian Bancorp Group (which includes Providian Bancorp and its subsidiaries) for any period before or after the Distribution. Conversely, Providian is liable for, and will hold Providian Bancorp harmless against, any tax liability attributable to Providian or any of its subsidiaries (excluding Providian Bancorp and its subsidiaries) for any period before or after the Distribution.

  The Tax Disaffiliation Agreement also contains a number of representations that Providian and Providian Bancorp will make relating to events that could disqualify the Distribution under Section 355 of the Code. If Providian or Providian Bancorp violates one or more of these representations and the nonrecognition treatment of the Distribution under Section 355 of the Code is disallowed as a result thereof, the party breaching the representation will bear 100% of the tax liability resulting from the breach. If the tax-free treatment of the Distribution is disallowed for a reason other than the breach of one of these representations, Providian will bear the liability for any taxes relating to the disqualification.

  The Tax Disaffiliation Agreement further provides that no member of the Providian Bancorp Group will be entitled to carry back a net operating loss or other tax attribute (unless the carryback is required by law) from a period after the Distribution to a period before the Distribution without the consent of Providian.

  Finally, each of Providian and Providian Bancorp will have sole responsibility for audits of the tax returns it is required to file unless a proposed adjustment in the audit could result in liability for the other party as an indemnitor under the Tax Disaffiliation Agreement. In that case, the indemnitor will have the sole right to contest the proposed adjustment; provided that, if the proposed adjustment cannot be separated from the consolidated, combined, or similar return of the other party, the indemnitor may not settle the proposed adjustment without the consent of the other party, which consent may not be unreasonably withheld.

EMPLOYEE BENEFITS AGREEMENT

  The Employee Benefits Agreement will be entered into on or prior to the Distribution Date by and between Providian and Providian Bancorp for the purposes of allocating employee benefit assets and obligations between Providian and Providian Bancorp (the "Employee Benefits Agreement"). Except as otherwise expressly provided in the Employee Benefits Agreement, each party will assume or retain, as the case may be, and be solely responsible for, all Liabilities (as defined in the Employee Benefits Agreement) arising under its own employee benefit plans and for all liabilities relating to its own employees. Employees transferring to Providian Bancorp from Providian in connection with the Distribution will not be deemed to have experienced a severance or termination for purposes of employment and benefits policies and plans, and such employees' service with Providian will be recognized as service with Providian Bancorp for purposes of these policies and plans.

  Each Providian stock option held by Providian Bancorp employees, former employees and their respective beneficiaries and dependents (the "Providian Bancorp Participants") will be rolled over as of the Distribution Date into a Substitute Option with respect to a number of shares of Providian Bancorp Common Stock equal to the number of shares of Providian Common Stock subject to such Providian stock option immediately before such replacement, multiplied by the Ratio and with a per-share exercise price equal to the per-share exercise price of such Providian stock option, divided by the Ratio. For purposes of the foregoing, the "Ratio" is equal to the average of the daily high and low trading prices on the NYSE of Providian Common Stock on each of the 10 trading days prior to the ex-dividend date for the Distribution divided by the average of the daily high and

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low trading prices on the NYSE for the Providian Bancorp Common Stock on each of the 10 trading days beginning with the ex-dividend date for the Distribution. Such Providian Bancorp stock option will otherwise have the same terms and conditions as the corresponding Providian stock option. Providian stock options, relating to an aggregate of up to 285,000 shares of Providian Common Stock, held by Irving W. Bailey II may also be converted into Providian Bancorp stock options to the extent Providian, Providian Bancorp and Mr. Bailey so agree, in which event Providian will reimburse Providian Bancorp for the spread on these options.

  Providian will assume or reimburse Providian Bancorp for liabilities arising under the Equity Unit Plan on account of amounts due to Providian employees who were formerly employed by Providian Bancorp and who received grants of Equity Units while they were employed by Providian Bancorp. See "Management-- The Equity Unit Plan."

  In addition, Providian restricted stock held by Providian Bancorp Participants, which would otherwise vest only over specified periods of time, will vest immediately before the Distribution and such stock will be distributed at that time to the holders. The impact to earnings of such distribution will be $2.3 million, which will be recognized upon the Distribution. Providian Bancorp will assume and be solely responsible for all liabilities of Providian to or relating to Providian Bancorp Participants under the Providian deferred compensation plans (under which certain amounts of compensation may be deferred and paid at a later time). Assets held in Providian's master trust for Providian Bancorp's 401(k) plan will be transferred to a Providian Bancorp trust. Assets held in Providian's rabbi trust will be transferred to Providian Bancorp, or to a trust or other entity designated by Providian Bancorp, on a pro rata basis, in the same proportion as the contributions to such rabbi trust charged to Providian Bancorp as of the Distribution Date bear to the total contributions made to such rabbi trust. Providian will also make a cash payment to Providian Bancorp of $6.55 million immediately prior to the Distribution in recognition of the reallocation of employee costs effected by the Employee Benefits Agreement.

TRANSITION SERVICES AGREEMENT

  The Transition Services Agreement between Providian and Providian Bancorp will be entered into on or prior to the Distribution Date (the "Transition Services Agreement"). Pursuant to the Transition Services Agreement, for a period of 180 days beginning on the Distribution Date (the "Transition Period"), Providian will make certain administrative services available to Providian Bancorp, including, but not limited to, services relating to financial, tax, accounting, legal, human resources and other administrative services (the "Transition Services"). In consideration for the Transition Services, Providian Bancorp will pay to Providian an amount equal to the allocable overhead and any reasonable out-of-pocket expenses incurred by Providian in providing the Transition Services.

  The Transition Services Agreement provides that Providian will have no liability to Providian Bancorp with respect to its furnishing any of the Transition Services other than for its gross negligence or willful misconduct. Moreover, Providian will make no warranties, express or implied, with respect to the Transition Services to be provided under the Transition Services Agreement.

GENERAL INTELLECTUAL PROPERTY ASSIGNMENT AND RENUNCIATION

  The General Intellectual Property Assignment and Renunciation between Providian and Providian Bancorp will be entered into on or prior to the Distribution Date (the "General Intellectual Property Assignment and Renunciation"). Pursuant to this agreement, Providian will assign, transfer and convey to Providian Bancorp, its successors, legal representatives and assigns, any and all worldwide rights, title and interest of Providian in the "Providian" name and logo, and certain other Proprietary Rights (as defined in the General Intellectual Property Assignment and Renunciation). Such Proprietary Rights include certain marks, trade names and trade dress that include any form of the word "Providian" or the prefix "Pro", as well as works, confidential information, inventions and other rights and privileges relating to the Providian Bancorp business and the business or services

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

conducted under the trademark, service mark or trade name that includes the word "Providian," or the "Pro" prefix or other forms of the word "Providian."

  Providian will also cooperate as reasonably necessary with Providian Bancorp in connection with perfecting Providian Bancorp's ownership of the Proprietary Rights and in connection with perfecting the transfer of all rights to and the vesting of full and complete title and ownership in Providian Bancorp to the Proprietary Rights.

TRADEMARK LICENSE AGREEMENT

  The Trademark License Agreement will be entered into on or prior to the Distribution Date by and between Providian and Providian Bancorp (the "Trademark License Agreement"). The Trademark License Agreement will effectuate the license by Providian Bancorp to Providian of certain service marks, trademarks, trade names and/or trade dress, and the registrations and applications for registrations relating thereto (collectively, the "Service Marks") in order to give Providian and Providian's insurance subsidiaries time to obtain the necessary regulatory approvals for a name change. These Service Marks will have previously been assigned to Providian Bancorp by Providian pursuant to the General Intellectual Property Assignment and Renunciation. The license will be royalty free and will not require the payment of any material consideration by Providian.

  Licenses. Effective on or prior to the Distribution Date, Providian Bancorp will grant to Providian and its insurance subsidiaries a non-exclusive, royalty-free right to use the Service Marks throughout the United States in connection with the Company Business (as defined in the Distribution Agreement) until the earlier of (i) the receipt by Providian and its insurance subsidiaries of all necessary regulatory approvals to effect a name change and transition to usage of a new name or (ii)(a) six months from the date the Trademark License Agreement is executed with respect to Providian and (b) 18 months from the date the Trademark License Agreement is executed with respect to Providian's insurance subsidiaries. Providian and its insurance subsidiaries will agree to effect the name change as promptly as reasonably practicable after the Trademark License Agreement is executed. The license term relating to the use of the Service Marks by Providian's insurance subsidiaries may be extended with the consent of Providian Bancorp, which consent will not be unreasonably withheld.

  Indemnity. The Trademark License Agreement provides that Providian and its insurance subsidiaries will indemnify Providian Bancorp against Losses incurred pursuant to claims of third parties arising out of the use of the Service Marks in connection with the Company Business or the provision of services by Providian or its insurance subsidiaries under the Service Marks, provided that such indemnity will not extend to Losses incurred by claims of third parties related to the validity of Providian Bancorp's rights in the Service Marks. In addition, such Losses incurred by Providian Bancorp shall be subject, but not in addition, to the indemnification provisions set forth in the Distribution Agreement.

OTHER BUSINESS RELATIONSHIPS AND RELATED TRANSACTIONS

  Pursuant to the Distribution Agreement, all contracts, licenses, agreements, joint marketing test programs and other arrangements, formal or informal, between the Providian Group, on the one hand, and the Providian Bancorp Group, on the other, in existence as of the Distribution Date, pursuant to which either Group provides to any member of the other Group services (including management, administration, legal, financial, accounting, data processing, insurance or technical support), or the use of any asset of any member of the other Group or any employee, or pursuant to which any rights, privileges or benefits are afforded to members of either Group as an affiliate of the other Group, shall terminate as of the close of business on the day prior to the Distribution Date, except that certain contracts shall survive the Distribution, including: (i) an intercompany services agreement relating to remittance processing services performed for Providian Bancorp by a member of the Providian Group, (ii) a lease relating to Providian Bancorp's telemarketing facility space leased from a member of the Providian Group in St. Louis, Missouri, (iii) a telemarketing service agreement relating to certain support and infrastructure services provided to Providian Bancorp in connection with its St. Louis, Missouri telemarketing facility, (iv) licensing agreements permitting members of the Providian Group to offer customers Providian Bancorp's FHA products, (v) a loan servicing agreement relating to the servicing of FDNB's fixed rate mortgage portfolio by a member of the Providian Group, and (vi) a loan servicing agreement for the servicing of PCC's fixed rate mortgage loans by a member of the Providian Group.

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                DESCRIPTION OF PROVIDIAN BANCORP CAPITAL STOCK

AUTHORIZED CAPITAL STOCK

  Prior to the Distribution, Providian Bancorp will recapitalize to change the par value of the Providian Bancorp Common Stock to $.01 per share and to cause the number of outstanding shares of Providian Bancorp Common Stock to equal the number of shares of Providian Common Stock outstanding on the Distribution Record Date. Immediately after the Distribution, Providian Bancorp's authorized capital stock will consist of 50 million shares of preferred stock, par value $.01 per share (the "Preferred Stock"), and 400 million shares of Providian Bancorp Common Stock. Immediately following the Distribution, approximately 94.6 million shares of Providian Bancorp Common Stock are expected to be outstanding, based on the number of shares of Providian Common Stock outstanding on April 10, 1997. All of the shares of Providian Bancorp Common Stock that will be outstanding immediately following the Distribution will be validly issued, fully paid and nonassessable, and free of preemptive rights.

COMMON STOCK

  The holders of Providian Bancorp Common Stock will be entitled to one vote for each share on all matters voted on by stockholders, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by the Providian Bancorp Board with respect to any series of Preferred Stock, the holders of such shares will possess all voting power. The certificate of incorporation of Providian Bancorp to be in effect following the Distribution (the "Charter") does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of Preferred Stock created by the Providian Bancorp Board from time to time, the holders of Providian Bancorp Common Stock will be entitled to such dividends as may be declared from time to time by the Providian Bancorp Board from funds available therefor, and, upon liquidation, will be entitled to receive pro rata all assets of Providian Bancorp available for distribution to such holders. See "Dividend Policy."

PREFERRED STOCK

  The Charter authorizes the Providian Bancorp Board to establish one or more series of Preferred Stock, and to determine, with respect to any series of Preferred Stock, the terms and rights of such series. Providian Bancorp believes that the ability of the Providian Bancorp Board to issue one or more series of Preferred Stock will provide Providian Bancorp with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs which might arise. The authorized shares of Preferred Stock, as well as shares of Providian Bancorp Common Stock, will be available for issuance without further action by Providian Bancorp's stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which Providian Bancorp's securities may be listed or traded. The NYSE currently requires stockholder approval as a prerequisite to listing shares in several instances, including where the present or potential issuance of shares could result in an increase in the number of shares of common stock, or in the amount of voting securities, outstanding of at least 20%. If the approval of Providian Bancorp's stockholders is not required for the issuance of shares of Preferred Stock or Providian Bancorp Common Stock, the Providian Bancorp Board may determine not to seek stockholder approval.

  Although the Providian Bancorp Board has no intention at the present time of doing so, it could issue a series of Preferred Stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. The Providian Bancorp Board will make any determination to issue such shares based on its judgment as to the best interests of Providian Bancorp and its stockholders. The Providian Bancorp Board, in so acting, could issue Preferred Stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of the Providian Bancorp Board, including a tender offer or other transaction that some, or a majority, of Providian Bancorp's stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price of such stock.

  As of the Distribution Date, 1,000,000 Junior Preferred Shares (as defined herein) will be reserved for issuance upon exercise of the Rights. See "Certain Antitakeover Effects--Rights Plan" for a description of the Rights and the Junior Preferred Shares.

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

                         CERTAIN ANTITAKEOVER EFFECTS

BOARD OF DIRECTORS

  The Charter provides that except as otherwise fixed by or pursuant to the provisions of a certificate of designations setting forth the rights of the holders of any class or series of Preferred Stock, the number of the directors of Providian Bancorp will be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the total number of authorized directors which Providian Bancorp would have if there were no vacancies on the Providian Bancorp board of directors (the "Whole Board"), but will not be fewer than three. The directors, other than those who may be elected by the holders of Preferred Stock, will be divided into three classes, as nearly equal in number as possible, with one class to be elected for a term expiring at the Annual Meeting of Stockholders to be held in 1998, another class to be elected for a term expiring at the Annual Meeting of Stockholders to be held in 1999, and another class to be elected for a term expiring at the Annual Meeting of Stockholders to be held in 2000. Commencing with the 1998 Annual Meeting of Stockholders, directors elected to succeed directors whose terms then expire will be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election.

  The Charter provides that, except as otherwise provided for or fixed by or pursuant to a certificate of designations setting forth the rights of the holders of any class or series of Preferred Stock, newly created directorships resulting from any increase in the authorized number of directors and any vacancies on the Providian Bancorp Board resulting from death, resignation, disqualification, removal or other cause will be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Providian Bancorp Board. Any director elected in accordance with the provisions described in the preceding sentence will hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred. No decrease in the number of directors constituting the Providian Bancorp Board will shorten the term of any incumbent director. Subject to the rights of holders of Preferred Stock, any director may be removed from office only for cause by the affirmative vote of the holders of at least 80% of the voting power of all voting stock then outstanding, voting together as a single class.

  These provisions would preclude a third party from removing incumbent directors and simultaneously gaining control of the Providian Bancorp Board by filling the vacancies created by removal with its own nominees. Under the classified board provisions described above, it would take at least two elections of directors for any individual or group to gain control of the Providian Bancorp Board. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of Providian Bancorp.

NO STOCKHOLDER ACTION BY UNANIMOUS WRITTEN CONSENT; LIMITATIONS ON CALL OF SPECIAL MEETINGS

  The Charter provides that any action required or permitted to be taken by the stockholders of Providian Bancorp must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing by such holders. Except as otherwise required by law and subject to the rights of the holders of any Preferred Stock, special meetings of stockholders of Providian Bancorp for any purpose or purposes may be called only by the Providian Bancorp Board pursuant to a resolution stating the purpose or purposes thereof approved by a majority of the Whole Board, or by the Chairman of the Board of Directors of Providian Bancorp, and any power of the stockholders to call a special meeting is specifically denied. The Bylaws provide that no business other than that stated in the notice shall be transacted at any special meeting. These provisions may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called by the Providian Bancorp Board or the Chairman of the Board of Directors of Providian Bancorp.

ADVANCE NOTICE PROCEDURES

  The Bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of stockholders of Providian Bancorp

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

(the "Stockholder Notice Procedure"). The Stockholder Notice Procedure provides that only individuals who are nominated by, or at the direction of, the Providian Bancorp Board, or by a stockholder who has given timely written notice to the Secretary of Providian Bancorp prior to a meeting at which directors are to be elected, will be eligible for election as directors of Providian Bancorp. The Stockholder Notice Procedure also provides that at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, the Providian Bancorp Board, or by a stockholder who has given timely written notice to the Secretary of Providian Bancorp of such stockholder's intention to bring such business before such meeting. Under the Stockholder Notice Procedure, for notice to be timely, such notice must be received by Providian Bancorp not later than the close of business on the 90th calendar day nor earlier than the close of business on the 120th calendar day prior to the first anniversary of the preceding year's annual meeting (except that, in the event that the date of the annual meeting is more than 30 calendar days before or more than 60 calendar days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th calendar day prior to such annual meeting and not later than the close of business on the later of the 90th calendar day prior to such annual meeting or the 10th calendar day following the day on which public announcement of a meeting date is first made by Providian Bancorp).

  Notwithstanding the foregoing, in the event that the number of directors to be elected to the Providian Bancorp Board is increased and there is no public announcement by Providian Bancorp naming all of the nominees for director or specifying the size of the increased Providian Bancorp Board at least 100 calendar days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice also will be considered timely, but only with respect to nominees for any new positions created by such increase, if it is delivered not later than the close of business on the 10th calendar day following the day on which such public announcement is first made by Providian Bancorp.

  The Stockholder Notice Procedure provides that only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to Providian Bancorp's notice of meeting. Nominations of persons for election to the Providian Bancorp Board may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Providian Bancorp's notice of meeting (a) by or at the direction of the Providian Bancorp Board or (b) provided that the Providian Bancorp Board has determined that directors shall be elected at such meeting, by any stockholder of Providian Bancorp who is a stockholder of record at the time of giving of notice provided for in the Stockholder Notice Procedure, who shall be entitled to vote at the meeting and who complies with the notice procedures set forth in the Stockholder Notice Procedure. Under the Stockholder Notice Procedure, for notice of a stockholder nomination to be made at a special meeting at which directors are to be elected to be timely, such notice must be received by Providian Bancorp not earlier than the close of business on the 120th calendar day prior to such special meeting and not later than the close of business on the later of the 90th calendar day prior to such special meeting or the 10th calendar day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Providian Bancorp Board to be elected at such meeting.

  In addition, under the Stockholder Notice Procedure, a stockholder's notice to Providian Bancorp proposing to nominate an individual for election as a director or relating to the conduct of business other than the nomination of directors must contain certain specified information. If the chairman of a meeting determines that an individual was not nominated, or other business was not brought before the meeting, in accordance with the Stockholder Notice Procedure, such individual will not be eligible for election as a director or such business will not be conducted at such meeting, as the case may be.

  Although the Stockholder Notice Procedure does not give the Providian Bancorp Board any power to approve or disapprove stockholder nominations for the election of directors or proposals for action, it may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to Providian Bancorp and its stockholders.

AMENDMENT

  The Charter provides that the affirmative vote of the holders of at least 80% of the voting stock, voting together as a single class, is required to amend provisions of the Charter relating to stockholder action without a meeting; the calling of special meetings; the number, election and term of Providian Bancorp's directors; the filling of vacancies; and the removal of directors. The Charter further provides that the related Bylaws described above (including the Stockholder Notice Procedure) may be amended only by the Providian Bancorp Board or by the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of voting stock, voting together as a single class. Other amendments to the Charter require the affirmative vote of the holders of at least a majority of the voting stock, voting together as a single class. In all cases, amendments to the Charter require that the Providian Bancorp Board determine that the proposed amendment is advisable.

RIGHTS PLAN

  The Providian Bancorp Board currently expects to adopt a Share Purchase Rights Plan (the "Rights Plan") on or prior to the Distribution Date. Pursuant to the Rights Plan, the Providian Bancorp Board will cause to be issued one Right for each outstanding share of Providian Bancorp Common Stock. The Rights have certain antitakeover effects. The Rights will cause substantial dilution to a person or group of persons that attempts to acquire Providian Bancorp on terms not approved by the Providian Bancorp Board. The Rights should not interfere with any merger or other business combination approved by the Providian Bancorp Board prior to the time that a person or group has acquired beneficial ownership of 15% or more of the Providian Bancorp Common Stock since the Rights may be redeemed by Providian Bancorp until such time.

  Each Right will entitle the registered holder to purchase from Providian Bancorp one one-hundredth of a share of a new series of Providian Bancorp Series A Junior Participating Preferred Stock, par value $.01 per share (the "Junior Preferred Shares"), at a price of $150 per share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights will be set forth in a Rights Agreement (the "Rights Agreement"), between Providian Bancorp and the designated Rights Agent (the "Rights Agent"). The description set forth below is intended as a summary only and is qualified in its entirety by reference to the form of the Rights Agreement, which will be filed as an exhibit to the Providian Bancorp Registration Statement. See "Where You Can Find More Information."

  Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of 15% or more of the outstanding shares of Providian Bancorp Common Stock or (ii) 10 business days (or such later date as may be determined by action of the Providian Bancorp Board prior to such time as any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of such outstanding shares of Providian Bancorp Common Stock (the earlier of such dates being called the "Rights Distribution Date"), the Rights will be evidenced by the certificates representing the Providian Bancorp Common Stock.

  The Rights Agreement will provide that, until the Rights Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Providian Bancorp Common Stock. Until the Rights Distribution Date (or earlier redemption or expiration of the Rights), the Providian Bancorp Common Stock certificates will contain a notation incorporating the Rights Agreement by reference. As soon as practicable following the Rights Distribution Date, separate certificates evidencing the Rights (the "Right Certificates") will be mailed to holders of record of the Providian Bancorp Common Stock as of the close of business on the Rights Distribution Date and such separate Right Certificates alone will evidence the Rights.

  The Rights will not be exercisable until the Rights Distribution Date. The Rights will expire on the 10th anniversary of the Distribution Date (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by Providian Bancorp, in each case, as summarized below.

  In the event that any person or group of affiliated or associated persons become an Acquiring Person, proper provision will be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Providian Bancorp Common Stock having a market value of two times the exercise price of the Right. In the event that Providian Bancorp is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group of affiliated or associated persons becomes an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

  At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the then-outstanding Providian Bancorp Common Stock and prior to the acquisition by such person or group of 50% or more of the outstanding Providian Bancorp Common Stock, the Providian Bancorp Board may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Providian Bancorp Common Stock, or one one-hundredth of a Junior Preferred Share, per Right (subject to adjustment).

  At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the then-outstanding Providian Bancorp Common Stock, the Providian Bancorp Board may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis and with such conditions as the Providian Bancorp Board, in its sole discretion, may establish. Immediately upon any redemption of the Rights, the right to exercise the rights will terminate and the only right of the holders of the Rights will be eligible to receive the Redemption Price.

  The terms of the Rights may be amended by the Providian Bancorp Board without the consent of the holders of the Rights; provided, however, that, from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person, no such amendment may adversely affect the interests of the holders of the Rights. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of Providian Bancorp, including, without limitation, the right to vote or to receive dividends.

  The number of outstanding Rights and the number of one one-hundredths of a Junior Preferred Share issuable upon exercise of each Right will be subject to adjustment in the event of a stock split of the Providian Bancorp Common Stock or a stock dividend on the Providian Bancorp Common Stock payable in Providian Bancorp Common Stock or subdivisions, consolidations or combinations of the Providian Bancorp Common Stock occurring, in any such case, prior to the Rights Distribution Date. The Purchase Price payable, and the number of Junior Preferred Shares or other securities or property issuable, upon exercise of the Rights will be subject to adjustment from time to time to prevent dilution
(i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Junior Preferred Shares, (ii) upon the grant to holders of the Junior Preferred Shares of certain rights or warrants to subscribe for or purchase Junior Preferred Shares at a price, or securities convertible into Junior Preferred Shares with a conversion price, less than the then-current market price of the Junior Preferred Shares or (iii) upon the distribution to holders of the Junior Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Junior Preferred Shares) or of subscription rights or warrants (other than those referred to above).

  With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Junior Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Junior Preferred Share, which may, at the election of Providian Bancorp, be evidenced by depositary receipts), and, in lieu thereof, an adjustment in cash will be made based on the market price of the Junior Preferred Shares on the last trading day prior to the date of exercise.

  Junior Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Junior Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of Providian Bancorp Common Stock. In the event of liquidation, the holders of the Junior Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of Providian Bancorp Common Stock. Each Junior Preferred Share will have 100 votes, voting together with the Providian Bancorp Common Stock. In the event of any merger, consolidation or other transaction in which shares of Providian Bancorp Common Stock are exchanged, each Junior Preferred Share will be entitled to receive 100 times the amount received per share of Providian Bancorp Common Stock. These rights are protected by customary antidilution provisions.

  Due to the nature of the Junior Preferred Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Junior Preferred Share purchasable upon exercise of each Right should approximate the value of one share of Providian Bancorp Common Stock.

DELAWARE BUSINESS COMBINATION STATUTE

  Section 203 ("Section 203") of the Delaware General Corporation Law (the "DGCL") provides that, subject to certain exceptions specified therein, an interested stockholder (as defined herein) of a Delaware corporation may not engage in any business combination, including mergers, consolidations, or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the date that such stockholder becomes an interested stockholder, unless (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares), or (iii) on or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. Except as otherwise specified in Section 203, an "interested stockholder" is defined to include
(i) any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination, and (ii) affiliates and associates of any such person.

  The provisions of Section 203 will apply to Providian Bancorp. Under certain circumstances, Section 203 makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. The provisions of Section 203 may encourage persons interested in acquiring Providian Bancorp to negotiate in advance with the Providian Bancorp Board because the stockholder approval requirement would be avoided if a majority of the directors then in office approves either the business combination or the transaction which results in any such person becoming an interested stockholder. Such provisions may also have the effect of preventing changes in the management of Providian Bancorp. It is possible that such provisions could make it more difficult to accomplish transactions which Providian Bancorp's stockholders may otherwise deem to be in their best interests.

             LIABILITY OF DIRECTORS AND OFFICERS; INDEMNIFICATION

  The Charter provides that a director of Providian Bancorp will not be personally liable to Providian Bancorp or its stockholders for monetary damages for breach of fiduciary duty as a director, except, to the extent such exemption from liability or limitation thereof is not permitted by the DGCL, as amended from time to time. Neither the repeal nor modification of such provision will adversely affect any right or protection of a director of Providian Bancorp existing thereunder with respect to any act, omission or occurrence or matter arising prior to such repeal or modification.

  The Charter provides that Providian Bancorp will indemnify (i) its directors and officers and certain other persons serving at the request of Providian Bancorp as a director, officer, employee or agent of certain other entities, to the fullest extent authorized by the DGCL as now or hereafter in force (to the extent such amendment permits broader indemnification rights), including for the advancement of expenses under the procedures and to the fullest extent permitted by law and (ii) other employees and agents to such extent as shall be authorized by the Providian Bancorp Board and as shall be permitted by law. The foregoing rights of indemnification are not exclusive of any other rights to which those seeking indemnification may be entitled. The Providian Bancorp Board may take such action as is necessary to carry out such indemnification provisions and may adopt, approve and amend from time to time such Bylaws, resolutions or contracts implementing such provisions or such further indemnification arrangements as may be permitted by law. No modification of the Charter or repeal of any of its provisions will limit or eliminate the right to indemnification provided thereunder with respect to acts, omissions or occurrences or matters arising prior to such modification or repeal. The Bylaws contain provisions implementing the foregoing. Providian Bancorp also expects to purchase insurance for the benefit of its directors and officers in order to protect them against liability, including with respect to the matters covered by the foregoing indemnities.

                      WHERE YOU CAN FIND MORE INFORMATION

  Providian files (and, following the Distribution, Providian Bancorp will file) annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that Providian or Providian Bancorp files at the SEC's public reference rooms in Washington, D.C., Los Angeles, California, New York, New York and Chicago, Illinois. Providian's and Providian Bancorp's SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC (http://www.sec.gov).

  Providian Bancorp has filed the Providian Bancorp Registration Statement with the SEC under the Exchange Act relating to the shares of Providian Bancorp Common Stock to be issued in the Distribution. This Information Statement, which forms a part of the Providian Bancorp Registration Statement, does not contain all of the information in the Providian Bancorp Registration Statement and the related exhibits. Statements in this Information Statement as to the contents of any contract, agreement or other document are summaries only and are not necessarily complete. For complete information as to these matters, refer to the applicable exhibit or schedule to the Providian Bancorp Registration Statement. The Providian Bancorp Registration Statement and the related exhibits filed by Providian Bancorp may be inspected at the public reference facilities of or the SEC listed above.

  The principal office of Providian Bancorp is located at 201 Mission Street, San Francisco, California 94105; telephone: (415) 543-0404.

  Questions concerning Providian, Providian Bancorp, the Distribution or the Merger should be directed to Jim Rowe, Senior Vice President, Providian Bancorp Investor Relations, 201 Mission Street, San Francisco, California; telephone: (415) 543-0404.

                               ----------------

  NO PERSON IS AUTHORIZED BY PROVIDIAN OR PROVIDIAN BANCORP TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS INFORMATION STATEMENT AND, IF GIVEN OR MADE, YOU SHOULD NOT RELY ON SUCH INFORMATION OR REPRESENTATIONS AS AUTHORIZED.

                             INDEX OF DEFINED TERMS

                                                                            PAGE
                                                                            ----
Acquiring Person...........................................................  88
adequately capitalized.....................................................  63
AEGON......................................................................  15
AEGON Common Shares........................................................  15
Ancillary Agreements.......................................................  79
Annual Meeting Record Date.................................................  69
APR........................................................................  43
Audit Committee............................................................  68
back-end verification process..............................................  51
Bank Holding Company Act...................................................  59
Banks......................................................................  56
BIF........................................................................  60
Borrowers..................................................................  41
Bylaws.....................................................................  68
Call Reports...............................................................  42
capital....................................................................  31
Capital Securities.........................................................  23
CDs........................................................................  29
CEBA.......................................................................  21
change in control..........................................................  74
Charter....................................................................  85
Code.......................................................................  18
Company....................................................................  15
Comptroller................................................................  42
Credit Card................................................................  49
Credit Facility............................................................  41
credit risk................................................................  45
critically undercapitalized................................................  63
DGCL.......................................................................  90
DIDMCA.....................................................................  64
Debentures.................................................................  23
Deferred Compensation Plan.................................................  79
Discretionary Restricted Stock.............................................  78
Distribution...............................................................  15
Distribution Agent.........................................................  15
Distribution Agreement.....................................................  15
Distribution Date..........................................................  15
Distribution Record Date...................................................  15
DOJ........................................................................  12
Employee Benefits Agreement................................................  82
Employee Savings Plan......................................................  79
Employment Agreement.......................................................  73
Equity Unit Plan...........................................................  30
Equity Units...............................................................  30
engineering approach.......................................................  46
event driven...............................................................  49
Exchange Act...............................................................  79
FDIC.......................................................................  42

                                                                            PAGE
                                                                            ----
FDICIA.....................................................................  62
FDNB.......................................................................  41
Federal Reserve............................................................  22
FICO.......................................................................  61
Final Expiration Date......................................................  88
FTC........................................................................  21
GAAP.......................................................................  32
General Intellectual Property Assignment and Renunciation..................  83
general purpose cards......................................................  47
Goldman Sachs..............................................................  16
Group......................................................................  81
Guaranty Agreement.........................................................  81
HSR Act....................................................................  20
Human Resources Committee..................................................  68
Incentive Plan.............................................................  77
Information Statement......................................................  15
interested stockholder.....................................................  90
Investment, Asset and Liability Committee..................................  68
IRS........................................................................  15
IRS Ruling.................................................................  15
ISDA.......................................................................  44
J.P. Morgan................................................................  70
Jumbo CDs..................................................................  55
Junior Preferred Shares....................................................  88
leverage ratio.............................................................  62
LIBOR......................................................................  11
Losses.....................................................................  80
LTIP.......................................................................  71
LTV........................................................................  52
Matching Restricted Stock..................................................  78
Merger.....................................................................  15
Merger Agreement...........................................................  15
Merger/Spin-Off Transaction................................................  16
MMDAs......................................................................  40
MSAs.......................................................................  52
Named Executive Officers...................................................  70
National Bank Act..........................................................  64
NCDs.......................................................................  56
Nonrestricted Stock........................................................  78
NYSE.......................................................................  15
PCC........................................................................  41
PCSI.......................................................................  41
P/E........................................................................  16
PFA........................................................................  58
PHL........................................................................  52
PMT........................................................................  57
PNB........................................................................  41

                                                                            PAGE
                                                                            ----
PNBC.......................................................................  47
Preferred Stock............................................................  85
prescreening...............................................................  51
private label cards........................................................  47
Providian..................................................................  15
Providian Bancorp..........................................................  15
Providian Bancorp Board....................................................  22
Providian Bancorp Common Stock.............................................  15
Providian Bancorp Group....................................................  80
Providian Bancorp Participants.............................................  82
Providian Bancorp Registration Statement...................................  22
Providian Board............................................................  16
Providian Common Stock.....................................................  15
Providian Direct Insurance.................................................  66
Providian Group............................................................  80
Proxy Statement-Prospectus.................................................  15
Purchase Price.............................................................  88
Ratio......................................................................  82
Redemption Price...........................................................  89
Restricted Stock...........................................................  78
Revolving Line.............................................................  50
Right......................................................................  15
Right Certificates.........................................................  88
Rights Agent...............................................................  88
Rights Agreement...........................................................  88
Rights Distribution Date...................................................  88
Rights Plan................................................................  88
SARs.......................................................................  72
seasoning..................................................................  37

                                                                            PAGE
                                                                            ----
SEC........................................................................  22
SEC Documents..............................................................  80
Section 203................................................................  90
secured card...............................................................  48
Securities Act.............................................................  22
sellers' interest..........................................................  57
Service Marks..............................................................  84
SFAS.......................................................................  42
significantly undercapitalized.............................................  63
SOP........................................................................  71
Stock Option Plan..........................................................  75
Stock Ownership Plan.......................................................  78
Stock Purchase Plan........................................................  79
Stockholder Notice Procedure...............................................  87
Substitute Options.........................................................  73
Supplemental Plan..........................................................  79
Tax Disaffiliation Agreement...............................................  81
Tier 1.....................................................................  61
Tier 2.....................................................................  61
time-driven................................................................  49
Trademark License Agreement................................................  84
Transition Period..........................................................  83
Transition Services........................................................  83
Transition Services Agreement..............................................  83
Treaty.....................................................................  20
Unsecured Spread Business..................................................  49
Unbanked Business..........................................................  53
undercapitalized...........................................................  63
Whole Board................................................................  86
well capitalized...........................................................  63

                        INDEX TO FINANCIAL STATEMENTS OF

                    PROVIDIAN BANCORP, INC. AND SUBSIDIARIES

Audited Consolidated Financial Statements

Report of Independent Auditors.............................................. F-2
Consolidated Statements of Financial Condition.............................. F-3
Consolidated Statements of Income........................................... F-4
Consolidated Statements of Changes in Shareholder's Equity.................. F-5
Consolidated Statements of Cash Flows....................................... F-6
Notes to Consolidated Financial Statements.................................. F-7

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors
Providian Bancorp, Inc. and Subsidiaries

  We have audited the accompanying consolidated statements of financial condition of Providian Bancorp, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholder's equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Providian Bancorp, Inc. and subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.



                                          /s/ Ernst & Young LLP

San Francisco, CA
January 29, 1997,
except for Note P, as to which the date is February 4, 1997

                    PROVIDIAN BANCORP, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                             (DOLLARS IN THOUSANDS)

                                                           DECEMBER 31
                                                      ---------------------
                                                         1996       1995
                                                      ---------- ----------
ASSETS
  Cash and cash equivalents.......................... $   82,946 $  104,083
  Federal funds sold.................................    172,350     71,300
  Investment securities at cost (which approximates
  market value)......................................      7,173      4,927
  Reserve account receivable.........................    252,899    123,687
  Loans held for securitization or sale..............    739,706    123,330
  Loans receivable, less allowance for possible
   credit losses of $114,540 in 1996 and $93,429 in
   1995..............................................  2,841,779  3,003,115
  Interest receivable................................     56,864     44,734
  Premises and equipment, less accumulated
  depreciation and amortization......................     49,870     28,032
  Deferred income taxes..............................     71,492     59,895
  Other assets.......................................     51,665     47,963
                                                      ---------- ----------
                                                      $4,326,744 $3,611,066
                                                      ========== ==========
LIABILITIES AND SHAREHOLDER'S EQUITY
LIABILITIES
  Deposits:
    Noninterest bearing.............................. $   28,299 $   38,639
    Interest bearing, $100 thousand and over.........  2,065,930  1,113,188
    Interest bearing, other..........................  1,295,883  1,005,938
                                                      ---------- ----------
                                                       3,390,112  2,157,765
  Federal funds purchased............................     51,000    336,000
  Notes payable to banks.............................    115,000    321,000
  Notes payable to affiliates........................     42,500     95,800
  Bank notes.........................................        --     189,880
  Long term notes payable............................     50,000        --
  Accrued expenses and other liabilities.............    194,988    161,366
                                                      ---------- ----------
                                                      $3,843,600 $3,261,811
                                                      ========== ==========
SHAREHOLDER'S EQUITY
  Special Preferred Stock, noncumulative, nonpartici-
   pating, nonvoting, par value $1.00 per share--au-
   thorized 5,000,000 shares, issued and outstanding
   1,290,107 shares in 1995..........................        --       1,290
  7.25% Cumulative Preferred Stock, nonparticipating,
   nonvoting, par value $1.00 per share--authorized
   63,269 shares, issued and outstanding 63,269
   shares............................................         63         63
  Common Stock, par value $1.00 per share--authorized
   5,000 shares, issued and outstanding 5,000 shares
   (following the Distribution, 93,768,000 shares is-
   sued and outstanding).............................          5          5
  Additional paid-in capital.........................     63,706     63,706
  Retained earnings..................................    419,370    284,191
                                                      ---------- ----------
                                                         483,144    349,255
                                                      ---------- ----------
                                                      $4,326,744 $3,611,066
                                                      ========== ==========

                See notes to consolidated financial statements.

                    PROVIDIAN BANCORP, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                             (DOLLARS IN THOUSANDS)

                                                       YEAR ENDED DECEMBER 31
                                                     --------------------------
                                                       1996     1995     1994
                                                     -------- -------- --------
Interest income:
  Loans............................................. $574,335 $457,818 $315,001
  Investment securities.............................   21,658   21,736   28,709
                                                     -------- -------- --------
    Total Interest Income...........................  595,993  479,554  343,710
Interest expense:
  Deposits..........................................  141,691  105,442   61,920
  Borrowings........................................   48,676   52,962   39,739
                                                     -------- -------- --------
    Total Interest Expense..........................  190,367  158,404  101,659
                                                     -------- -------- --------
    Net Interest Income.............................  405,626  321,150  242,051
Provision for possible credit losses................  126,579   79,917   50,313
                                                     -------- -------- --------
  Net Interest Income After Provision for Possible
   Credit Losses....................................  279,047  241,233  191,738
Other income:
  Loan servicing income.............................  280,887  251,855  208,954
  Credit product fee income.........................  123,654   81,374   57,683
  Other.............................................    7,467    2,535    2,652
                                                     -------- -------- --------
                                                      412,008  335,764  269,289
Other expenses:
  Salaries and employee benefits....................  153,849  113,412   89,470
  Amortization of loan acquisition costs............   41,342   14,561   54,178
  General and administrative expenses...............  238,613  234,161  142,176
                                                     -------- -------- --------
                                                      433,804  362,134  285,824
                                                     -------- -------- --------
    Income Before Income Taxes......................  257,251  214,863  175,203
Income tax expense..................................   97,485   79,411   65,084
                                                     -------- -------- --------
    Net Income...................................... $159,766 $135,452 $110,119
                                                     ======== ======== ========
Pro forma earnings per share........................ $   1.71     1.41     1.11
                                                     ======== ======== ========
Pro forma shares (in thousands).....................   93,664   95,861   99,319
                                                     ======== ======== ========


                See notes to consolidated financial statements.

                    PROVIDIAN BANCORP, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

                             (DOLLARS IN THOUSANDS)

                                     7.25%
                          SPECIAL  CUMULATIVE        ADDITIONAL
                         PREFERRED PREFERRED  COMMON  PAID-IN   RETAINED
                           STOCK     STOCK    STOCK   CAPITAL   EARNINGS   TOTAL
                         --------- ---------- ------ ---------- --------  --------
Balance at January 1,
 1994...................  $1,290      $63      $ 5    $63,706   $205,505  $270,569
Net income for the year
 ended December 31,
 1994...................                                         110,119   110,119
Dividends paid to
 shareholder............                                         (54,588)  (54,588)
                          ------      ---      ---    -------   --------  --------
Balance at December 31,
 1994...................   1,290       63        5     63,706    261,036   326,100
Net income for the year
 ended December 31,
 1995...................                                         135,452   135,452
Dividends paid to
 shareholder............                                        (112,297) (112,297)
                          ------      ---      ---    -------   --------  --------
Balance at December 31,
 1995...................   1,290       63        5     63,706    284,191   349,255
Net income for the year
 ended December 31,
 1996...................                                         159,766   159,766
Dividends paid to
 shareholder............                                         (24,587)  (24,587)
Redemption of special
 preferred stock........  (1,290)                                           (1,290)
                          ------      ---      ---    -------   --------  --------
Balance at December 31,
 1996...................     --       $63       $5    $63,706   $419,370  $483,144
                          ======      ===      ===    =======   ========  ========



                See notes to consolidated financial statements.

                    PROVIDIAN BANCORP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                YEAR ENDED DECEMBER 31
                                           -----------------------------------
                                              1996         1995        1994
                                           -----------  -----------  ---------
OPERATING ACTIVITIES
  Net Income.............................. $   159,766  $   135,452  $ 110,119
  Adjustments to reconcile net income to
   net cash provided by operating
   activities:
    Provision for possible credit losses..     126,579       79,917     50,313
    Depreciation and leasehold
     amortization.........................      10,566        7,522      7,718
    Amortization of net loan acquisition
     costs................................      13,380        3,002     46,422
    Amortization of discount on sale of
     credit card and line of credit
     receivables..........................         715          875        908
    Deferred income tax benefit...........     (11,597)     (13,099)    (2,313)
    Increase in interest receivable.......     (12,130)     (13,690)    (5,302)
    (Increase) decrease in other assets...      (3,702)      (5,530)    11,248
    Increase (decrease) in accrued
     expenses and other liabilities.......      33,622       37,939    (23,758)
                                           -----------  -----------  ---------
      Net Cash Provided by Operating
       Activities.........................     317,199      232,388    195,355
                                           -----------  -----------  ---------
INVESTING ACTIVITIES
  Net issuance and repayment of credit
   card and line of credit receivables....  (2,847,643)  (2,244,585)  (834,995)
  Net proceeds from the sales of credit
   card and line of credit receivables....   2,035,893    1,583,239    525,340
  Net increase in other loans.............    (224,452)    (243,947)  (145,415)
  Net proceeds from sale of PHL loans.....     435,000          --         --
  (Increase) decrease in reserve account
   receivable.............................    (129,212)     (31,812)        75
  Deferred net loan acquisition costs.....       5,488      (12,584)   (33,898)
  Purchases of investment securities......      (2,386)      (1,530)      (357)
  Proceeds from sales/maturities of
   investment securities..................         140          294     54,879
  Net increase in federal funds sold......    (101,050)     (56,300)    (6,200)
  Purchase of premises and equipment......     (32,404)     (12,343)   (19,095)
                                           -----------  -----------  ---------
      Net Cash Used in Investing
       Activities.........................    (860,626)  (1,019,568)  (459,666)
                                           -----------  -----------  ---------
FINANCING ACTIVITIES
  Net increase in deposits................   1,232,347      477,315    127,065
  Net (decrease) increase in borrowings
   under line of credit agreements........    (206,000)      86,000     60,000
  Net (decrease) increase in note payable
   to affiliates..........................     (53,300)      (4,000)    45,000
  Net (decrease) increase in other short-
   term borrowings........................    (474,880)     327,880    145,174
  Increase in long term notes payable.....      50,000          --         --
  Redemption of special preferred stock...      (1,290)         --         --
  Dividends paid to shareholder...........     (24,587)    (112,297)   (54,588)
                                           -----------  -----------  ---------
      Net Cash Provided by Financing
       Activities.........................     522,290      774,898    322,651
                                           -----------  -----------  ---------
      Net (Decrease) Increase in Cash and
       Cash Equivalents...................     (21,137)     (12,282)    58,340
Cash and cash equivalents at beginning of
 year.....................................     104,083      116,365     58,025
                                           -----------  -----------  ---------
      Cash and Cash Equivalents at End of
       Year............................... $    82,946  $   104,083  $ 116,365
                                           ===========  ===========  =========
Income taxes paid......................... $    91,516  $    77,873  $  80,415
                                           ===========  ===========  =========
Interest paid on deposits and borrowings.. $   187,284  $   151,761  $  93,760
                                           ===========  ===========  =========

                 See notes to consolidated financial statements

                   PROVIDIAN BANCORP, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization: Providian Bancorp, Inc. (the "Company" or "PBI"), a Delaware corporation, is a wholly owned subsidiary of Providian Corporation ("Providian").

  Principals of Consolidation: The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, First Deposit National Bank (FDNB), Providian National Bank (PNB), Providian Credit Services, Inc. (PCSI), First Deposit Service Corporation (FDSC), Providian National Bancorp (PNBC), and Providian Credit Corporation (PCC). The activity of one subsidiary (First Deposit Life Insurance Company) is recorded under the equity method due to immateriality and is included in other assets. All material intercompany transactions and accounts have been eliminated in consolidation.

  Use of Estimates in the Preparation of Financial Statements: The preparation of the Company's consolidated financial statements in accordance with Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions that affect reported amounts. These estimates are based on information available as of the date of the financial statements. Therefore, actual results could differ from those estimates.

  Cash and Cash Equivalents: For purposes of reporting cash flows, cash and cash equivalents include cash on hand and short-term investments convertible into cash upon demand. The Company is required to maintain reserves with the Federal Reserve Bank based on a percentage of deposit liabilities.

  Investment Securities: The investment securities as of December 31, 1996 and 1995 consist primarily of Federal Reserve stock which is classified as an investment because it will be held for the foreseeable future in accordance with banking regulations.

  Reserve Account Receivable: Amounts held in interest-bearing accounts with other banks for the account of various trusts associated with the sale of receivables (see Note E). Amount is not considered a cash or cash equivalent in the consolidated statements of cash flows.

  Asset Securitizations: FDNB and PNB (the Banks) securitize credit card loans and record such securitizations as sales in accordance with Statement of Financial Accounting Standards ("SFAS") No. 77, "Reporting by Transferors for Transfers of Receivables with Recourse." Due to the relatively short average life of credit card loans securitized (approximately 10 to 12 months), no gains are recorded at the time of sale. Rather, excess servicing fees related to the securitizations are recorded over the life of each sale transaction. The excess servicing fee is based upon the difference between finance charges received from the cardholders less the yield paid to investors, credit losses and a normal servicing fee, which is also retained by the Banks. Reserve accounts receivable from securitization principally represents excess servicing fees earned and due to the Banks. Transaction expenses are deferred and amortized over the life of the transaction as a reduction of loan servicing fees. The related deferred acquisition costs and allowance for possible credit losses are removed from the Consolidated Statement of Financial Condition. The monthly pattern of recording loan servicing fees is similar to the revenue recognition that the Banks would experience if the loans had not been securitized. These agreements require the Banks to maintain
2.0 to 5.5 percent minimum interests (Sellers Certificates) in the securitized receivables.

  Loans Held for Securitization or Sale: Loans held for securitization represent the lesser of loans eligible for securitization or loans management intends to securitize within six months which are currently on the balance sheet. These assets are reported at the lower of cost or fair market value.

                   PROVIDIAN BANCORP, INC. AND SUBSIDIARIES

  Credit Card and Line of Credit Loans: Credit card loans include cash advances, purchases, interest and fees charged to customer accounts. Interest is recognized based on balances outstanding according to the terms of the related customer agreements until the accounts are paid or recognized as a credit loss after becoming 180 days past due. Customers are required to make minimum monthly payments, and the total balance is governed by an established credit limit.

  Line of credit loans include cash advances, customer draws, interest and fees charged to customer accounts. Minimum monthly payments are required, but there are no prepayment penalties and the line is reusable.

  The direct costs of acquiring consumer loans are netted against related credit card and line of credit fees, if any, and deferred and amortized on a straight line basis, generally over one year for credit card products and five years for line of credit receivables. Amortization of loan acquisition costs includes the accelerated amortization of loan acquisition cost resulting from loan securitizations.

  Home Equity Lines of Credit: Equity line loans include cash advances and interest charged to customer accounts secured by second deeds of trust on primarily single-family homes. Interest is recognized based on balances outstanding according to the terms of the related customer agreement. Minimum monthly payments are required, but there are no prepayment penalties and the line is reusable. Loans are evaluated for impairment as they become overdue and are placed in nonaccrual status upon foreclosure or charge-off. The Company amortizes direct origination costs over the contractual life of the related loans adjusted for prepayments.

  Installment Loans: Installment loans consist primarily of loans which are used to finance automobile insurance premiums and have an average life of approximately 7 months.

  Mortgage, Commercial and Other Loans and Loan Fees: The Company's real estate loan portfolio consists primarily of long-term conventional loans secured by first trust deeds on single-family residences, other residential property and commercial property. In addition, the Company grants commercial loans and other consumer loans.

  Loan origination fees and certain direct loan origination costs are being deferred and the net amount amortized as an adjustment of the related loan's yield. The Company amortizes these amounts over the contractual life of the related loans adjusted for prepayments.

  Allowance for Possible Credit Losses: The allowance for possible credit losses is maintained at a level that, in management's judgment, is adequate to provide for estimated probable credit losses from known and inherent risks in the loan portfolios.

  Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight line method over the estimated useful life of the related assets as follows: premises--30 years for building and term of the lease or useful life of the assets, whichever is shorter for leasehold improvements; furniture and equipment--three to ten years; automobiles--three years.

  Interest Rate Risk Management Instruments: The Company enters into interest rate swap ("swaps") and cap ("caps") agreements for purposes of managing its interest rate sensitivity. The Company designates swaps to on-balance sheet instruments to alter the interest rate characteristics of such instruments and to modify interest rate sensitivity. The Company also designates swaps to off-balance sheet items to reduce the interest rate sensitivity associated with off-balance sheet cash flows (i.e., securitizations). Interest rate caps are used to minimize net interest margin compression in a rising interest rate environment.

                   PROVIDIAN BANCORP, INC. AND SUBSIDIARIES

  Swaps involve the periodic exchange of payments over the life of the agreements. Caps involve the payment of an up-front fee in which the counterparty agrees to pay the difference between a negotiated rate and a standard quoted index rate, if positive, for a fixed term. Amounts received or paid on swaps and caps that are used to manage interest rate sensitivity and alter the interest rate characteristics of on-balance sheet instruments or reduce interest rate sensitivity associated with off-balance sheet items are recorded on an accrual basis as a component of interest expense or loan servicing income.

  Repurchase Agreements: The Company entered into various agreements to purchase and resell U.S. Treasury securities which were under the control of the counterparty. There were no amounts outstanding at any month-end during 1996. The average daily balance of outstanding agreements during 1996 was $53.2 million. The interest incurred on the repurchase agreements is recorded as a component of interest expense.

  Federal Funds Purchased: Federal funds purchased represent short-term unsecured borrowings from various banks. The interest incurred on such borrowings is recorded as a component of interest expense.

  Bank Notes: Bank notes represent short-term unsecured borrowings which are issued to various institutions. The interest incurred on such borrowings during the three years ended.

  Income Taxes: The Company is included in the consolidated tax return of Providian. The Company's tax expense is calculated as if it files a separate tax return and the appropriate payments, if any, are made to or received from Providian. The current expense for income taxes is based on an estimate of taxable income. Deferred income taxes are provided for the temporary differences between the financial reporting bases and the tax bases of the Company's assets and liabilities.

  Pro Forma Earnings per Share: Pro forma earnings per share is determined based on the weighted average number of common shares of Providian Corporation outstanding during the three years ended December 31, 1996 pursuant to the Distribution Agreement as described in Note C--"Plan and Agreement of Merger and Reorganization," in which one share of common stock of the Company will be issued for each share of common stock of Providian Corporation. Fully diluted net income per common share is not presented as it approximates net income per share.

  Reclassifications: Certain prior years' amounts have been reclassified to conform with the 1996 presentation.

NOTE B--NATURE OF OPERATIONS

  PBI, through its banking and other subsidiaries, provides banking and other financial services to consumers throughout the United States. The Company markets consumer loans, deposit products and other banking services using mail, telephone and other direct response channels. Consumer loans include unsecured credit cards, unsecured revolving lines, revolving home equity loans, installment loans for insurance premium financing and credit cards secured by interest-bearing savings accounts. The Company provides money market deposit accounts to retail customers and certificates of deposit to both retail and institutional customers.

NOTE C--PLAN AND AGREEMENT OF MERGER AND REORGANIZATION

  On December 28, 1996, Providian executed a Plan and Agreement of Merger and Reorganization with AEGON N.V. ("AEGON"), and LT Merger Corp., a wholly owned subsidiary of AEGON ("Merger Sub"), pursuant to which, among other things, (a) Merger Sub will merge with and into Providian, (b) Providian will be

                   PROVIDIAN BANCORP, INC. AND SUBSIDIARIES the surviving corporation in the merger and become a wholly owned subsidiary of AEGON, and (c) each shareholder of Providian will be entitled to receive shares of AEGON common stock in exchange for shares of Providian's common stock. The number of AEGON shares received for each Providian share is subject to an exchange ratio calculation which includes collars on the prices of AEGON and Providian stock during the 20 trading days preceding the merger.

  Immediately prior to the merger, Providian will spin-off the Company to the shareholders of Providian (the "Distribution") which is currently expected to occur soon after June 1, 1997. In the Distribution, Providian shareholders will receive one share of Providian Bancorp Inc. Common Stock, together with an associated Preferred Share Purchase Right for each share of common stock of Providian held as of the date of the Distribution.

  The Board of Directors of Providian has unanimously approved the merger and Distribution. The merger is subject to approval by various regulatory authorities, approval by Providian's shareholders and satisfaction of certain other conditions. The Distribution will occur only if all the conditions necessary for the merger are satisfied.

  Because the consummation of the merger and Distribution is subject to the above conditions, no representations can be made as to whether, or when, the merger and Distribution will be complete or as to the possible impact of the merger and Distribution on the financial condition and results of operations of the Company should the merger and Distribution occur.

NOTE D--LOANS RECEIVABLE AND ALLOWANCE FOR POSSIBLE CREDIT LOSSES

  The following is a summary of loans receivable (in thousands):

                                                          DECEMBER 31
                                                     ----------------------
                                                        1996          1995
                                                     ----------  ----------
     Credit card and line of credit loans..........  $2,493,827  $2,302,770
     Home equity lines of credit...................     338,920     659,137
     Net loan acquisition costs, net of accumulated
      amortization of $48,860 in 1996 and $15,378
      in 1995......................................       6,391      25,260
                                                     ----------  ----------
     Total investment in credit card and line of
      credit loans and home equity lines of
      credit.......................................   2,839,138   2,987,167
     Installment...................................      21,380      26,213
     Mortgage......................................      79,423      63,741
     Commercial....................................      15,749      18,959
     Other.........................................         629         464
                                                     ----------  ----------
                                                      2,956,319   3,096,544
     Allowance for possible credit losses..........    (114,540)    (93,429)
                                                     ----------  ----------
                                                     $2,841,779  $3,003,115
                                                     ==========  ==========

  Certain qualified customers who accept credit card and line of credit loans also accept an immediate cash advance. Included in loans receivable and non-interest bearing deposits are $12.3 million and $22.3 million in cash advance checks issued to customers which remain outstanding at December 31, 1996 and 1995, respectively.

                   PROVIDIAN BANCORP, INC. AND SUBSIDIARIES

  The activity in the allowance for possible credit losses for the years ended December 31, 1996, 1995, and 1994 is as follows (in thousands):

                                                         DECEMBER 31
                                                 -----------------------------
                                                   1996       1995      1994
                                                 ---------  --------  --------
     Balance at beginning of year............... $  93,429  $ 76,218  $ 75,061
     Provision for possible credit losses.......   126,579    79,917    50,313
     Credit losses..............................  (116,930)  (73,004)  (56,235)
     Recoveries of loans previously recognized
      as credit losses..........................    11,462    10,298     7,079
                                                 ---------  --------  --------
     Balance at end of year..................... $ 114,540  $ 93,429  $ 76,218
                                                 =========  ========  ========

  The following is a summary of loans held for securitization or sale (in thousands):

                                                                 DECEMBER 31
                                                              -----------------
                                                                1996     1995
                                                              -------- --------
     Credit card and line of credit loans.................... $641,666 $123,330
     Home equity lines of credit.............................   51,667      --
     First mortgage home loans...............................   46,373      --
                                                              -------- --------
                                                              $739,706 $123,330
                                                              ======== ========

NOTE E--SALE OF RECEIVABLES

  During 1996, 1995 and 1994, the Banks sold $2.5 billion, $1.6 billion and $526 million, respectively, of their credit card, revolving line of credit, and home equity line of credit receivables through securitization transactions. The total amount of securitized receivables serviced by the Banks were $5.6 billion and $3.5 billion as of December 31, 1996 and 1995, respectively.

  During the initial period of a securitization transaction (reinvestment period), all principal payments on the credit card and line of credit receivables are retained by the Banks in exchange for additional receivable balances added to the trust. In the final 6-to-12 month period of a securitization transaction, principal payments are then allocated to pay off the investor certificates. This period is referred to as the amortization or accumulation period. FDNB currently has one transaction which is in the accumulation period and the remaining transactions will begin their amortization or accumulation periods at various times between 1997 and 2001. PNB currently has one transaction which is in the accumulation period and the remaining transactions will begin their amortization or accumulation periods at various times between 1997 and 2001.

  The reserve account receivable, which is funded solely by the net cash flows of the related credit card and line of credit receivables, represents cash held by a trustee used to absorb the receivables' losses should they exceed the net cash flows of the receivables in the future. The cash reserve reverts back to the Banks at the completion of the amortization or accumulation period. None of the reserve was required to be used in the three year period ended December 31, 1996.

  In June 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS No.
125), which provides new accounting and reporting standards for sales, securitization,

                   PROVIDIAN BANCORP, INC. AND SUBSIDIARIES and servicing of receivables and other financial assets and extinguishments of liabilities for transactions occurring after December 31, 1996. SFAS No. 125 requires that a transfer of financial assets in which the transferor surrenders certain conditions of control over those assets be accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange. The statement also requires that servicing assets and other retained interests in the transferred assets be measured by allocating the previous carrying amount between the assets sold, if any, and retained interest, if any, based on their relative fair values at the date of the transfer. Any gain on sale would be recognized at that date and the offsetting asset will be classified as an interest only strip receivable and held as available for sale under Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS No. 115).

  Although SFAS No. 125 is prospective in its application, it will have an impact on securitization transactions entered into prior to January 1, 1997, because it requires reclassification of certain related assets and because its provisions apply to ongoing sales of receivables during the reinvestment period for these securitization transactions. Accordingly, the related reserve account receivable balances will be subsequently measured like investments in debt securities classified as available-for-sale under SFAS No. 115 with the fair value expected to approximate book value. Servicing assets have not been recognized on these transactions and, therefore, will not be recorded in future periods. The sellers' interest in the securitized receivables will continue to be classified as loans receivable at par less associated allowance for possible credit losses. Additional monthly sales of receivables during the reinvestment period will be treated as new securitization transactions with gains recognized each month during the reinvestment period and the offsetting asset classified as an interest only strip receivable available for sale.

  The application of SFAS No. 125 to monthly sales of receivables with respect to securitization transactions originated prior to January 1, 1997 is estimated to increase net income by approximately $24 million for the year ended December 31, 1997, as a result of recognizing gains upon the dates of transfer as opposed to recognizing excess servicing income as it is received monthly. This impact is non-recurring because for the first six to eight months of 1997, the Company will recognize both excess servicing income generated by balances existing as of December 31, 1996, and gains on additional monthly sales into these existing transactions during 1997. The amount and timing of any increase in income resulting from the application of SFAS No. 125 to transactions originated prior to January 1, 1997 are, however, dependent on the performance of the underlying receivables. In addition, the impact from the application of SFAS No. 125 to transactions originated subsequent to January 1, 1997 is dependent on the amount and timing of future securitizations.

  Under SFAS No. 125, interest rate risk management instruments used to hedge the excess servicing received from loan securitizations will be designated to the interest only strips receivable and marked to market. Changes in the market value of these instruments are expected to offset changes in the market value of the designated interest only strips receivable.

NOTE F--DEPOSITS

  The Company accepts time deposits with terms in excess of one year. The aggregate amount of maturities for time deposits in each of the years subsequent to December 1997 are as follows (in thousands):

             1998........................... $ 171,616
             1999...........................   136,290
             2000...........................    58,770
             2001...........................   131,361
                                             ---------
                                             $ 498,037
                                             =========

                   PROVIDIAN BANCORP, INC. AND SUBSIDIARIES

  Following is a summary of average rate paid and average deposit amount by deposit category as of December 31, 1996 and 1995:

                                                  1996 AVERAGE    1995 AVERAGE
                                                 --------------  --------------
                                                  BALANCE  RATE   BALANCE  RATE
                                                 --------- ----  --------- ----
   Noninterest bearing demand deposits..........    34,414 0.00%    38,057 0.00%
   Interest bearing demand deposits.............     5,974 1.94      5,905 2.27
   Savings deposits.............................   588,638 4.48    410,597 4.57
   Time deposits................................ 1,961,012 5.87  1,394,669 6.21

  As discussed in Note K--Interest Rate Risk Management Instruments, the Company enters into interest rate swap and cap transactions to manage interest rate risk. As a result of interest rate risk management transactions, time deposit interest expense decreased $1.3 million and $0.7 million in the years ended December 31, 1996 and 1995, respectively. The effective interest rates on the time deposits including the impact of the interest rate swap and cap transactions in the years ended December 31, 1996 and 1995 was 5.81% and 6.16%, respectively.

NOTE G--NOTES PAYABLE

  In May 1996, the Company amended the previous unsecured revolving credit agreement with various banks and increased the line from $800 million to $1.2 billion. The Company pays facility fees based on the total commitment and utilization fees based on the average outstanding loan balances which exceed 50% of the average total commitment. Interest on outstanding balances is based upon the federal funds rate, prime rate, Eurodollar interest rate or certificate of deposit rate of certain New York banks. The agreement expires on May 14, 1999, with a one-year extension option. A total of $115 million and $321 million was drawn on the line at December 31, 1996 and 1995, respectively.

  In March 1996, the Company entered into a $50 million Senior Subordinated note agreement with various investors. Interest on outstanding balances is fixed at 5.74% and the note is due March 15, 1999.

  Throughout 1996, the Company maintained revolving credit agreements with Providian. Total draws on the lines may not exceed $200 million. At December 31, 1996, there were no outstanding draws on the lines by the Company. The Company paid facility fees of $0.3 million and interest of $2.8 million in 1996. Interest on the outstanding balance is based on the greater of Providian's internal fund rate or the applicable Federal rate. Concurrently, the Company entered into a three-year interest rate swap agreement wherein the Company pays a variable rate based on one month LIBOR, and receives a fixed rate on a notional amount of $40 million. The impact to interest expense on this borrowing as a result of the interest rate swap was to increase interest expense by $0.1 million in 1996. The following table summarizes all outstanding short-term borrowings and the weighted average interest rate on those borrowings as of December 31, 1996 and 1995 (dollars in thousands):

                                                   1996              1995
                                             ----------------- -----------------
                                                      WEIGHTED          WEIGHTED
                                                      AVERAGE           AVERAGE
                                                      INTEREST          INTEREST
DECEMBER 31                                  BALANCE    RATE   BALANCE    RATE
-----------                                  -------- -------- -------- --------
Federal funds purchased..................... $ 51,000   5.55%  $336,000   5.73%
Notes payable to banks......................  115,000   5.78%   321,000   6.03%
Bank notes..................................       --     --    189,880   5.82%

                    PROVIDIAN BANCORP, INC. AND SUBSIDIARIES

NOTE H--INCOME TAXES

  The components of the income tax expense are as follows (in thousands):

                                                       YEAR ENDED DECEMBER 31
                                                     --------------------------
                                                       1996     1995     1994
                                                     --------  -------  -------
Current:
  Federal........................................... $ 95,512  $80,317  $59,329
  State.............................................   13,570   12,193    8,068
                                                     --------  -------  -------
                                                      109,082   92,510   67,397
Deferred:
  Federal...........................................  (12,082)  (9,580)  (2,121)
  State.............................................      485   (3,519)    (192)
                                                     --------  -------  -------
                                                      (11,597) (13,099)  (2,313)
                                                     --------  -------  -------
                                                     $ 97,485  $79,411  $65,084
                                                     ========  =======  =======

  The following is a reconciliation of the federal statutory income tax rate to the Company's actual effective income tax rate:

                                                   PERCENT OF PRETAX INCOME
                                                ------------------------------
                                                  1996       1995       1994
                                                --------   --------   --------
Statutory Federal Rate.........................       35%        35%        35%
State income taxes.............................        3          2          2
                                                --------   --------   --------
Effective Tax Rate.............................       38%        37%        37%
                                                ========   ========   ========

  Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

  Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

                                                                  DECEMBER 31
                                                                ---------------
                                                                 1996    1995
                                                                ------- -------
   Deferred tax liabilities:
     Deferred acquisition costs................................ $10,260 $12,169
     Other.....................................................   1,566   1,327
                                                                ------- -------
                                                                 11,826  13,496
   Deferred tax assets:
     Provision for possible credit losses......................  43,325  36,153
     Deferred income...........................................   9,324   5,252
     Long-term incentive accruals..............................  16,192  13,945
     Other.....................................................  14,477  18,041
                                                                ------- -------
                                                                 83,318  73,391
                                                                ------- -------
   Net deferred tax assets..................................... $71,492 $59,895
                                                                ======= =======

                   PROVIDIAN BANCORP, INC. AND SUBSIDIARIES

NOTE I--RELATED PARTY TRANSACTIONS

  The Company had investments with Providian during 1996, 1995 and 1994. The amount of interest earned on these investments was $1.1 million, $2.4 million and $4.0 million for the years ended December 31, 1996, 1995 and 1994, respectively. The outstanding balance of such investments which are included in cash equivalents was $14.3 million, $22.3 million and $66.6 million as of December 31, 1996, 1995 and 1994, respectively.

  Interest expense associated with notes to affiliates totaled $3.5 million, $6.2 million and $4.7 million for the years ended December 31, 1996, 1995 and 1994, respectively. The Company maintains several long term notes with Providian and, in prior years, with a number of Providian subsidiaries as follows (in thousands):

                                                              DECEMBER 31
                                                        -----------------------
                                                         1996    1995    1994
                                                        ------- ------- -------
   Providian:
     Subordinated 5.10% note due 1996..................     --  $ 8,300 $ 8,300
     Subordinated 5.51% note due 1997.................. $ 8,000   8,000   8,000
     Subordinated 5.91% note due 1998..................   7,500   7,500   7,500
     Subordinated 6.19% note due 1999..................   7,000   7,000   7,000
     Subordinated 6.43% note due 2000..................  20,000  20,000  20,000
                                                        ------- ------- -------
       Total Providian.................................  42,500  50,800  50,800
   Providian Subsidiaries:
     Subordinated 5.91% note due 1998..................     --      --    4,000
     Senior 6.75% notes due 1996.......................     --   45,000  45,000
                                                        ------- ------- -------
                                                        $42,500 $95,800 $99,800
                                                        ======= ======= =======

  On August 27, 1995, at the request of the Company's affiliate, Worldwide Insurance Company, the Company paid the $4 million subordinated 5.91% note, which was due in 1998. On March 15, 1996, the Company paid notes outstanding with Commonwealth Life Insurance Company and Peoples Security Life Insurance Company for $25 million and $20 million, respectively.

  The Company maintains contractual agreements with Providian to provide certain limited administrative services, which are consistent with similar arrangements and transactions with unrelated parties.

NOTE J--PREMISES, EQUIPMENT AND LEASE COMMITMENTS

  The following is a summary of premises and equipment:

                                                                 1996    1995
                                                                ------- -------
     Premises.................................................. $20,271 $ 8,922
     Equipment and furniture...................................  49,403  30,354
     Leasehold improvements....................................   4,333   2,327
     Land......................................................   2,723   2,723
                                                                ------- -------
     Less accumulated depreciation and amortization............  26,860  16,294
                                                                ------- -------
                                                                $49,870 $28,032
                                                                ======= =======

  The Company leases office space and equipment under long-term operating leases. The office lease agreements have expiration dates ranging from February 14, 1997, through February 28, 2002, with five-year

                   PROVIDIAN BANCORP, INC. AND SUBSIDIARIES renewal options. Some of these lease agreements contain rent escalation clauses. Rent includes the pass through of operating expenses and property taxes and totaled $8.9 million, $6.9 million and $6.8 million for the years ended December 31, 1996, 1995 and 1994, respectively.

  The Company's approximate future minimum rental payments under noncancelable operating leases are as follows (in thousands):

             YEAR                              AMOUNT
             ----                              -------
             1997............................. $ 9,535
             1998.............................   8,801
             1999.............................   8,095
             2000.............................   5,679
             2001.............................   2,835
             Thereafter.......................       7
                                               -------
                                               $34,952
                                               =======

NOTE K--INTEREST RATE RISK MANAGEMENT INSTRUMENTS

  The Company's principal objective in entering into off-balance sheet interest rate risk management instruments is to manage interest rate risk related to loans, deposits, and other borrowings. The operations of the Company are subject to the risk of interest rate fluctuations to the extent that there is a difference in the repricing characteristics of interest earning assets and interest bearing deposits and other liabilities. The goal is to maintain levels of net interest income while reducing interest-rate risk and facilitating the funding needs of the Company. To achieve that objective, the Company uses a combination of interest rate risk management instruments including interest rate swaps and caps which will mature from 1997 to 2003. The Company's policy is to enter into hedging transactions and hold them to maturity unless the underlying hedged item is sold, in which case, the instrument is terminated and the related gain or loss recorded in conjunction with the hedged item.

  The Company also enters into off-balance-sheet interest rate risk management instruments to manage interest rate risk related to excess servicing income. The Company receives excess servicing income from securitized receivables which represents the excess of (a) total interest and fees on the securitized receivables, over (b) credit losses generated by the receivables, the stated servicing fee, the coupon interest paid to the securitization investors and credit enhancement and trust administration costs. Two components of the excess servicing stream are tied to interest rates, the yield on the receivables and the coupon payments to the investors, and each may be either a fixed interest rate or be indexed to market interest rates. If the receivables and the coupons do not have matching repricing terms, the excess servicing income stream will be interest rate sensitive.

  To the extent the excess servicing income stream is interest rate sensitive, the Company enters into interest rate swap and cap agreements as a hedge specifically against changes in interest rates. Notional amounts for the instruments are determined based on the interest rate repricing exposure, if any, between the securitized receivables and the investor interest rates. Terms of the instruments are generally matched to the terms of the series being hedged and vary from three to seven years.

  As of December 31, 1996 and 1995 the Company had $1.3 billion and $1.4 billion notional amount of interest rate swaps outstanding, respectively. Of these amounts, $305 million and $323 million were designated to hedge deposits as of December 31, 1996 and 1995, respectively, $40 million and $0.0 million were designated to hedge long-term notes payable as of December 31, 1996 and 1995, respectively, and $945 million and $1,100

                   PROVIDIAN BANCORP, INC. AND SUBSIDIARIES million were designated to hedge excess servicing from loan securitizations as of December 31, 1996 and 1995, respectively.

  When interest rate risk management instruments are used to hedge liabilities, the net receipts or payments are recognized as an adjustment to interest expense. The average effective interest rate on the Company's interest bearing liabilities after giving effect to the swaps was 5.81% and 6.16% for the years ended December 31, 1996 and 1995, respectively. For the years ended December 31, 1996 and 1995, the impact to interest expense as a result of the interest rate swap agreements was a decrease of $1.2 million and $0.7 million, respectively.

  When interest rate risk management instruments are used to hedge the excess servicing received from loan securitizations, the net receipts or disbursements are recognized as an adjustment to loan servicing income. Net amounts received in connection with these agreements during 1996 were $1.4 million and net amounts paid in connection with these agreements during 1995 were $0.5 million.

  The following table summarizes the expected or contractual maturities and weighted average interest rates associated with amounts to be received or paid on interest rate swaps used to manage asset and liability interest rate exposure (dollars in thousands):

                          BALANCE AT           BALANCES MATURING IN:
                         DECEMBER 31, ------------------------------------------
                             1996       1997      1998      1999    2000  2001
                         ------------ --------  --------  --------  ---- -------
Pay Fixed/Receive Vari-
 able:
  Notional Value........  $  120,000       --   $120,000       --   --       --
  Weighted Average Pay
   Rate.................        6.24%      --       6.24%      --   --       --
  Weighted Average Re-
   ceive Rate*..........        5.53%      --       6.19%      --   --       --
Receive Fixed/Pay Vari-
 able:
  Notional Value........  $  970,500  $125,000  $700,000  $125,500  --   $20,000
  Weighted Average Pay
   Rate*................        5.57%     5.70%     6.14%     6.56% --      6.82%
  Weighted Average Re-
   ceive Rate...........        6.31%     6.66%     6.15%     7.45% --      6.62%
Receive Variable/Pay
 Variable:
  Notional Value........  $  200,000  $200,000       --        --   --       --
  Weighted Average Pay
   Rate.................        6.27%     6.27%      --        --   --       --
  Weighted Average Re-
   ceive Rate...........        5.54%     5.54%      --        --   --       --
Total Notional Value:...  $1,290,500  $325,000  $820,000  $125,500  --   $20,000
  Weighted Average Pay
   Rate*................        5.74%     5.93%     6.15%     6.56% --      6.82%
  Weighted Average Re-
   ceive Rate*..........        6.12%     6.21%     6.16%     7.45% --      6.62%

--------
* Variable rates for future periods are based on the implied forward rates on the yield curve as of December 31, 1996.

  In addition, the Company has entered into interest rate cap agreements, the result of which establishes maximum interest rates on a portion of its managed funding sources. To the extent the Company has funded fixed rate receivables with variable rate deposits or debt, the interest rate caps are designed to protect net interest margin. To the extent the Company has securitized fixed rate receivables via variable rate instruments, the interest rate caps are designed to protect loan servicing income. As of December 31, 1996 and 1995, the Company had $1.5 billion and $1.0 billion notional amount of interest rate caps outstanding, respectively which was designated to excess servicing. During 1996 and 1995, no cap interest payments were received and amortization of cap fees totaled $0.9 million and $1.2 million, respectively.

                   PROVIDIAN BANCORP, INC. AND SUBSIDIARIES

  Following is a summary of interest rate cap agreement maturity distributions as of December 31, 1996 (dollars in thousands):

                                              NOTIONAL  WEIGHTED
                                               AMOUNT    AVERAGE
       YEAR                                   MATURING STRIKE RATE
       ----                                   -------- -----------
       1997.................................. $208,000     9.00%
       1998..................................  533,700    10.26%
       1999..................................  775,000    12.00%
       2000..................................      --       --
       2001..................................      --       --
       2002..................................      --       --
       2003..................................    5,750     8.75%

  The Company's exposure to credit risk is the risk of loss from a counterparty failing to perform according to the terms of the contract. This credit risk is measured as the gross unrealized gain on the financial instruments. The Company had gross unrealized gains on interest rate swap agreements of $7.5 million and $17.4 million at December 31, 1996 and 1995, respectively. The related net accrued interest receivable was $474,000 and $1,637,000 at December 31, 1996 and 1995, respectively. The Company has reduced credit risk in these instruments by entering into interest risk management agreements with only nationally recognized financial institutions and dealers which carry at least investment grade ratings. Also, the Company's policy is to diversify its exposure across a number of counterparties. The Company determines, on an individual counterparty basis, the need for collateral or other security to support financial instruments with credit risk. The Company does not anticipate default by any counterparties.

NOTE L--LOAN COMMITMENTS

  Credit card and line of credit loan commitments are agreements to lend to a customer as long as there is no violation of any condition established in the contract. In addition, these commitments can be withdrawn by the Company at any time after 30 days notice, or without notice if permitted by law. Credit card and line of credit loan commitments reported below are the maximum available line for all customers as of December 31, 1996. It is anticipated that the commitment amounts will only be partially drawn upon based on overall customer usage patterns and, therefore, do not necessarily represent future cash requirements.

  Other commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some commitments may expire or be withdrawn by the Company without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

  Total unfunded commitments are as follows (in thousands):

                                                              DECEMBER 31
                                                         ----------------------
                                                            1996        1995
                                                         ----------- ----------
     Credit card and line of credit loans............... $11,928,517 $9,121,456
     Home equity lines of credit........................     137,692    111,603
     Construction and commercial loans..................         385        418
                                                         ----------- ----------
                                                         $12,066,594 $9,233,477
                                                         =========== ==========

                   PROVIDIAN BANCORP, INC. AND SUBSIDIARIES

  The Company has credit risk on the credit card and line of credit loans to the extent that borrowers default on funded portions and such amounts are not recovered through collection procedures.

  Home equity lines of credit may be originated up to 100% loan to value based upon property and borrower characteristics.

  The construction and commercial loans and commitments are secured by residential and commercial real estate projects. Disbursements are made based on the substantiated support of progress made on the underlying projects.

  The Company has credit risk on commercial loans, construction loans and equity lines to the extent that the borrower defaults and the current funded amount as well as commitments outstanding exceed the collateral value. In these events, losses would occur up to the amount that is funded that exceeds the net realizable balance of the collateral held upon foreclosure sale.

  The Company has no significant regional concentrations of credit risk.

NOTE M--SHAREHOLDER'S EQUITY AND CAPITAL REQUIREMENTS

  During 1996, the Company redeemed all outstanding shares of special preferred stock. Subsequently, the Company adopted a restated articles of incorporation which effected certain changes in the capital structure including the elimination of the special preferred stock and the Class B common stock as well as a reduction in the authorized shares of common stock and preferred stock to 5,000 and 63,269 shares, respectively.

  The Company's banking subsidiaries are subject to various regulatory capital requirements administered by the Federal banking agencies. Under these guidelines, an institution is required to maintain a minimum total risk-based ratio (total capital to risk-weighted assets) of 8%, of which 4% must be Tier 1 risk-based capital. In addition, the agencies have established guidelines prescribing a minimum leverage ratio (Tier 1 Capital to adjusted total assets as specified in the guidelines) of 3% for institutions that meet certain criteria, including the requirement that they have the highest regulatory rating. Capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Failure to meet minimum capital requirements can result in mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Since December 31, 1996, there have been no conditions or events that have changed the institutions' risk-based classifications.

                   PROVIDIAN BANCORP, INC. AND SUBSIDIARIES

  As of December 31, 1996 and 1995, all of the Company's depository institution subsidiaries met the well capitalized requirements as set forth in the following table:

                                       DECEMBER 31, 1996                             DECEMBER 31, 1995
                         ---------------------------------------------- --------------------------------------------
                              TOTAL          TIER 1          TIER 1         TOTAL          TIER 1         TIER 1
                           RISK BASED      RISK BASED       LEVERAGE      RISK BASED     RISK-BASED      LEVERAGE
                             CAPITAL         CAPITAL         RATIO*        CAPITAL        CAPITAL         RATIO*
                         --------------- --------------- -------------- -------------- -------------- --------------
                         AMOUNT   RATIO  AMOUNT   RATIO  AMOUNT  RATIO  AMOUNT  RATIO  AMOUNT  RATIO  AMOUNT  RATIO
                         ------- ------- ------- ------- ------- ------ ------- ------ ------- ------ ------- ------
                                                           (DOLLARS IN THOUSANDS)
FIRST DEPOSIT NATIONAL
 BANK:
Actual.................. 250,873  11.18% 222,281   9.91% 222,281 10.81% 231,795 10.89% 204,767  9.62% 204,767  9.56%
Minimum capital
 adequacy............... 179,446   8.00%  89,723   4.00%  61,671  4.00% 170,294  8.00%  85,147  4.00%  64,248  4.00%
Minimum well-
 capitalized............ 224,308  10.00% 134,585   6.00% 102,785  5.00% 212,868 10.00% 127,721  6.00% 107,080  5.00%
PROVIDIAN NATIONAL
 BANK:
Actual.................. 210,055  13.44% 190,300  12.17% 190,300 10.78% 126,728 12.27% 113,622 11.00% 113,622 11.45%
Minimum capital
 adequacy............... 125,046   8.00%  62,523   4.00%  70,624  4.00%  82,627  8.00%  41,313  4.00%  39,645  4.00%
Minimum well-
 capitalized............ 156,307  10.00%  93,784   6.00%  88,280  5.00% 103,284 10.00%  61,970  6.00%  49,556  5.00%
PROVIDIAN CREDIT
 SERVICES INC.
Actual..................  16,343 218.43%  16,247 217.14%  16,247 80.68%   N/A    N/A     N/A    N/A     N/A    N/A
Minimum capital
 adequacy...............     599   8.00%     299   4.00%     805  4.00%   N/A    N/A     N/A    N/A     N/A    N/A
Minimum well-
 capitalized............     748  10.00%     449   6.00%   1,007  5.00%   N/A    N/A     N/A    N/A     N/A    N/A

--------
* Minimum capital adequacy ratio is 3.0% for the highest rated institutions

  The Federal Deposit Insurance Corporation Improvement Act of 1991 requires all federal banking agencies to incorporate interest rate risk into their risk-based capital framework. During 1996, the agencies rejected a previously proposed standardized model for measuring and monitoring the level of interest rate risk. The Company does not believe that the consideration of interest rate risk will have a material adverse effect on FDNB, PNB or PCSI's ability to satisfy minimum risk-based capital requirements.

NOTE N--FAIR VALUE OF FINANCIAL INSTRUMENTS

  In accordance with Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS No. 107"), the estimated fair value of the Company's financial instruments are disclosed below. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. In addition, these values do not consider the potential income taxes or other expenses that would be incurred upon an actual sale of an asset or settlement of a liability. SFAS No.107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not necessarily represent or affect the underlying value of the Company.

                   PROVIDIAN BANCORP, INC. AND SUBSIDIARIES

  The following methods and assumptions were used by the Company in estimating its fair value disclosure for financial instruments:

  Cash and cash equivalents: Cash and cash equivalents are carried at an amount that approximates fair value.

  Federal funds sold: Federal funds sold are carried at an amount that approximates fair value.

  Investment securities: Fair value is based on quoted market prices, where available or quoted market prices of comparable instruments. If not material, the carrying value of investment securities approximates fair value.

  Reserve accounts receivable and Interest receivable: The carrying amounts reported in the Statements of Financial Condition approximate fair value.

  Deposits: The fair values disclosed for demand deposits (money market accounts, and certain savings accounts) are equal to the amount payable on demand at the reporting date (carrying amount). The carrying amount for variable-rate certificates of deposits approximates fair value. Fair value for fixed-rate certificate of deposits and other fixed-rate deposits is estimated using a discounted cash flow calculation that applies interest rates currently offered on deposits of similar remaining maturities.

  Borrowings: The carrying amounts of federal funds purchased, notes payable to banks, and bank notes approximate fair value.

  Notes payable to affiliates: The fair value of the Company's notes payable to affiliates is estimated using discounted cash flow analysis, based on the Company's current borrowing rates for similar types of borrowing arrangements.

  Loans receivable and Loans held for securitization and sale: For variable rate loans that reprice monthly with no applicable floor and no significant change in credit risk, fair values are based on carrying value. Fair value of credit card loans and lines of credit loans are estimated by discounting the estimated future cash flows adjusted for differences in loan characteristics at rates for securities backed by similar loans. Variable rate home equity lines of credit with interest rate floors approximate carrying value plus a floor premium calculated using external market valuations. For fixed-rate mortgage loans, fair values were calculated using the discounted cash flow method. Other mortgage and commercial loans are indexed to the prime rate and their carrying value approximates fair value. Fair value for installment loans approximates their carrying value.

  Off-Balance-Sheet Instruments: Fair value for the Company's off-balance sheet instruments (interest rate swaps, interest rate caps and lending commitments) is based on valuation models, if material, using discounted cash flows (swaps); an assessment of current replacement cost (caps); and valuation models as previously described for loans receivable (lending commitments). Credit card and line of credit lending commitments were determined to have no fair value. If not material, no fair value is shown.

                   PROVIDIAN BANCORP, INC. AND SUBSIDIARIES

  The estimated fair values of the Company's financial instruments are as follows (in thousands):

                                      DECEMBER 31, 1996     DECEMBER 31, 1995
                                    --------------------- ---------------------
                                     CARRYING              CARRYING
                                      AMOUNT   FAIR VALUE   AMOUNT   FAIR VALUE
                                    ---------- ---------- ---------- ----------
ASSETS
  Cash and cash equivalents........ $   82,946 $   82,946 $  104,083 $  104,083
  Federal funds sold...............    172,350    172,350     71,300     71,300
  Investment securities............      7,173      7,173      4,927      4,927
  Reserve account receivable.......    252,899    252,899    123,687    123,687
  Loans held for securitization and
  sale.............................    739,706    805,921    123,330    140,301
  Loans receivable.................  2,841,779  3,209,290  3,003,115  3,406,331
  Interest receivable..............     56,864     56,864     44,734     44,734
LIABILITIES
  Deposits.........................  3,390,112  3,396,377  2,157,765  2,171,801
  Federal funds purchased..........     51,000     51,000    336,000    336,000
  Notes payable to banks...........    115,000    115,000    321,000    321,000
  Notes payable to affiliates......     42,500     42,530     95,800     95,993
  Bank notes.......................                          189,880    189,880
  Long term notes payable..........     50,000     49,985
OFF BALANCE-SHEET INSTRUMENTS
  Interest rate swaps..............                 6,579                 4,819
  Interest rate caps...............                    56                   108
  Lending commitments:
  Home equity lines of credit......                   443                   711

NOTE O--DEFINED CONTRIBUTION 401(K) AND RETIREMENT PLAN

  The Company sponsors a defined contribution 401(k) pension plan covering substantially all of its employees. The Company has a policy of matching contributions equal to 55% of the first 6% of compensation deferred by employees. Total expenses for the years ended December 31, 1996, 1995 and 1994 amounted to $1.9 million, $1.3 million and $1.3 million, respectively. In addition, the Company contributes additional amounts to the 401(k) pension plan for those employees with at least one year of employment regardless of any participation in the 401(k) plan. The Company recorded contributions of $3.9 million, $3.0 million and $2.6 million as of December 31, 1996, 1995 and 1994, respectively. The retirement contributions vest at 20% upon completing the third year of employment increasing 20% each completed year of employment thereafter until fully vested.

NOTE P--SUBSEQUENT EVENT

  Subsequent to December 31, 1996, the Company, through its subsidiary Providian Capital I, issued $160 million in mandatorily redeemable capital securities which accrue dividends at 9.525% per year. The sole assets of Providian Capital I, the trust that issued the capital securities (the common securities of which are wholly owned by the Company), are $164,949,000 aggregate principal amount of the Company's 9.525% Junior Subordinated Deferrable Interest Debentures due February 1, 2027 and the right to reimbursement of expenses under a related expense agreement with the Company. The Company has the right to cause the redemption of the capital securities. The redemption price is dependent on several factors including the date of the redemption, the present value of the principal and premium payable, and the accumulated but unpaid distributions on the

                    PROVIDIAN BANCORP, INC. AND SUBSIDIARIES capital securities. The proceeds from the issuance of the securities will be used for retirement of the outstanding long term notes payable ($42.5 million as of December 31, 1996) and the redemption of outstanding preferred stock ($63.3 million as of December 31, 1996) held by Providian and for general corporate purposes.

NOTE Q--STATEMENTS OF FINANCIAL CONDITION (PARENT COMPANY ONLY)

                                                                DECEMBER 31,
                                                              -----------------
                                                                1996     1995
                                                              -------- --------
                                                                 (DOLLARS IN
                                                                 THOUSANDS)
ASSETS
  Cash and cash equivalents.................................. $ 15,757 $ 23,749
  Investment in securities...................................    2,175      --
  Loans receivable...........................................    4,102    3,984
  Investment in subsidiaries.................................  566,865  421,492
  Deferred income taxes receivable...........................   71,492   59,895
  Prepaid expenses and other assets..........................    6,178    4,700
                                                              -------- --------
                                                              $666,569 $513,820
                                                              ======== ========
LIABILITIES AND SHAREHOLDER'S EQUITY:
LIABILITIES
  Due to affiliates..........................................   24,713   22,931
  Notes payable to affiliates................................   42,500   50,800
  Income taxes payable to shareholder........................   39,491   21,925
  Accrued expenses and other liabilities.....................   76,720   68,909
                                                              -------- --------
                                                               183,424  164,565
SHAREHOLDER'S EQUITY
  Special Preferred Stock, noncumulative, nonparticipating,
   nonvoting, par value $1.00 per share--authorized 5,000,000 shares, issued and outstanding
   1,290,107 shares in 1995..................................      --     1,290
  7.25% Cumulative Preferred Stock, nonparticipating, nonvot-
   ing, par value $1.00 per share--authorized 63,269 shares,
   issued and outstanding 63,269 shares......................       63       63
  Common Stock, par value $1.00 per share--authorized 5,000
   shares, issued and outstanding 5,000 shares...............        5        5
  Additional paid-in capital.................................   63,706   63,706
  Retained earnings..........................................  419,371  284,191
                                                              -------- --------
                                                               483,145  349,255
                                                              -------- --------
                                                              $666,569 $513,820
                                                              ======== ========

                    PROVIDIAN BANCORP, INC. AND SUBSIDIARIES

NOTE Q--STATEMENTS OF INCOME (PARENT COMPANY ONLY)

                                                   YEAR ENDED DECEMBER 31,
                                                  ----------------------------
                                                    1996      1995      1994
                                                  --------  --------  --------
                                                    (DOLLARS IN THOUSANDS)
Revenues:
  Dividends from subsidiaries.................... $ 70,000  $ 82,500  $110,000
  Income on investments..........................    1,071     2,234     4,115
  Interest on loans..............................      476     1,038       465
  Other income...................................    6,249     4,350     5,839
                                                  --------  --------  --------
                                                    77,796    90,122   120,419
Expenses:
  Salaries and employee benefits.................    9,728     9,827    11,702
  Provision for possible credit losses...........      (82)      --     (8,800)
  Interest expense...............................    2,839     3,185     3,289
  General and administrative.....................   (2,919)    6,011   (16,401)
                                                  --------  --------  --------
                                                     9,566    19,023   (10,210)
                                                  --------  --------  --------
    Income Before Income Taxes and Equity in
     Earnings of Subsidiaries....................   68,230    71,099   130,629
Income tax (credit)/expense......................   (1,664)   (6,928)    3,014
Equity in undistributed earnings of                 89,872    57,425   (16,145)
 subsidiaries:................................... --------  --------  --------
    Net Income................................... $159,766  $135,452  $111,470
                                                  ========  ========  ========

                    PROVIDIAN BANCORP, INC. AND SUBSIDIARIES

NOTE Q--STATEMENTS OF CASH FLOWS (PARENT COMPANY ONLY)

                                                   YEAR ENDED DECEMBER 31,
                                                  ----------------------------
                                                    1996      1995      1994
                                                  --------  --------  --------
                                                    (DOLLARS IN THOUSANDS)
OPERATING ACTIVITIES
  Net Income..................................... $159,766  $135,452  $111,470
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Provision for possible credit losses.........      (82)      --     (8,800)
    Equity in undistributed earnings of
     subsidiary..................................  (89,872)  (57,425)   16,145
    Increase in other assets.....................   (1,478)     (878)     (669)
    Increase (decrease) in accrued expenses and
     other liabilities...........................    7,811    12,587   (11,094)
    Increase in deferred income taxes
     receivable..................................  (11,597)  (13,099)  (13,003)
    Increase (decrease) in taxes payable to
     shareholder.................................   17,566    14,636    (2,313)
    Due from (due to) affiliates.................    1,746    66,605   (16,941)
                                                  --------  --------  --------
      Net Cash Provided by Operating Activities..   83,860   157,878    74,795
                                                  --------  --------  --------
INVESTING ACTIVITIES
  Purchases of investment securities.............   (2,175)      --        --
  Proceeds from sales/maturities of investment
   securities....................................      --        --      8,463
  Net increase in investment in subsidiaries.....  (55,500)  (65,995)  (14,492)
                                                  --------  --------  --------
      Net Cash Used in Investing Activities......  (57,675)  (65,995)   (6,029)
                                                  --------  --------  --------
FINANCING ACTIVITIES
  Net (decrease) increase in note payable to
   affiliates....................................   (8,300)   (4,000)       --
  Net decrease in other short term borrowings....       --        --    (7,977)
  Redemption of special preferred stock..........   (1,290)       --        --
  Dividends paid to shareholder..................  (24,587) (112,297)  (54,588)
                                                  --------  --------  --------
      Net Cash Used by Financing Activities......  (34,177) (116,297)  (62,565)
                                                  --------  --------  --------
      Net (Decrease) Increase in Cash and Cash
       Equivalents...............................   (7,992)  (24,414)    6,201
Cash and cash equivalents at beginning of year...   23,749    48,163    41,962
                                                  --------  --------  --------
  Cash and Cash Equivalents at End of Year....... $ 15,757  $ 23,749  $ 48,163
                                                  ========  ========  ========

                                   SIGNATURE

  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Providian Bancorp, Inc.

                                          By /s/ David J. Petrini
                                            ----------------------------------
                                            Name:  David J. Petrini
                                            Title: Senior Vice President and
                                                   Chief Financial Officer
April 17, 1997

                                 EXHIBIT INDEX

  Exhibits required by Item 601 of Regulation S-K:

 EXHIBIT
   NO.   DESCRIPTION
 ------- -----------
  2.1    Agreement and Plan of Distribution, dated as of December 28, 1996, between Providian Corporation ("Providian") and Providian Bancorp,
         Inc. ("Providian Bancorp").
  2.2    Amended and Restated Plan and Agreement of Merger and Reorganization,
         dated as of December 28, 1996, by and among AEGON N.V., LT Merger
         Corp. and Providian.
         Form of Trademark License Agreement between Providian and Providian
  2.3    Bancorp.
  2.4    Form of General Intellectual Property Assignment and Renunciation
         between Providian and Providian Bancorp.
  2.5    Form of Short-Form Assignment between Providian and Providian Bancorp.
         Form of Transition Services Agreement between Providian and Providian
  2.6    Bancorp.
         Form of Tax Disaffiliation Agreement between Providian and Providian
  2.7    Bancorp.
         Form of Guarantee Agreement between AEGON USA, INC., Providian and
  2.8    Providian Bancorp.
         Form of Employee Benefits Agreement between Providian and Providian
  2.9    Bancorp.
  3.1    Form of Restated Certificate of Incorporation of Providian Bancorp.
  3.2    Form of Bylaws of Providian Bancorp.
  4.1    Form of Rights Agreement of Providian Bancorp.
 10.1    Employment Agreement, dated as of March 27, 1997, between Providian
         Bancorp and Shailesh J. Mehta.
 10.2    Form of Providian Bancorp 1997 Stock Option Plan.
 10.3    Form of Providian Bancorp Management Incentive Plan.
 10.4    Form of Providian Bancorp Stock Ownership Plan.
 10.5    Amended and Restated Credit Agreement.
 21.1    Subsidiaries of Providian Bancorp.